SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM S-4

                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933

                         FIRST VIRGINIA BANKS, INC.
           (Exact Name of Registrant as Specified in its Charter)

         Virginia                   6711                   54-0497561
      (State or Other        (Primary Standard          (I.R.S.  Employer
       Jurisdiction             Industrial              Identification No.)
      of Incorporation   Classification Code Number)
      or Organization)

                          One First Virginia Plaza
                          6400 Arlington Boulevard
                     Falls Church, Virginia  22042-2336
                               (703) 241-4486

(Address, including zip code, and telephone number, including area code, of
                 Registrant's principal executive offices)

                            CHRISTOPHER M. COLE
                Vice President and Assistant General Counsel
                         FIRST VIRGINIA BANKS, INC.
                          One First Virginia Plaza
                          6400 Arlington Boulevard
                     Falls Church, Virginia  22042-2336
                               (703) 241-4486

  (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              with copies to:

 Frank M. Conner III         Harold U. Blythe             Jody M. Wagner
  ALSTON & BIRD LLP            President and             KAUFMAN & CANOLES
   North Building,        Chief Executive Officer      One Commercial Place
     11th Floor                JAMES RIVER             Post Office Box 3037
601 Pennsylvania Ave, N.W    BANKSHARES, INC.           Norfolk, Virginia
  Washington, D.C. 20004    1514 Holland Road              23514-3037
    (202) 756-3300        Suffolk, Virginia  23434       (757) 624-3294
                             (757) 934-8100

 Approximate date of commencement of proposed sale of securities to the public:

   As soon as practicable after the merger described in this Registration
                        Statement becomes effective.



     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



                      CALCULATION OF REGISTRATION FEE


                                   Proposed    Proposed
     Title of                      Maximum     Maximum
    Each Class         Amount      Offering    Aggregate        Amount of
   of Securities        to be      Price Per   Offering             of
  to be Registered  Registered(2)  Unit(3)     Price(3)      Registration Fee
-----------------------------------------------------------------------------
    Common Stock,     2,454,901    $23.05    $110,951,913       $27,738
 $1.00 par value(1)

     (1) Each share of Registrant's common stock includes one preferred share purchase right.

     (2) This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger.

     (3) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f) under the Securities Act of 1933, as amended, on the average of the high and low sales prices of the shares of common stock of James River Bankshares, Inc. as listed on the Nasdaq National Market on May 1, 2001.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




             [LOGO]
         PROXY STATEMENT                            [LOGO]
     FOR THE SPECIAL MEETING                      PROSPECTUS
       OF STOCKHOLDERS OF                  FIRST VIRGINIA BANKS, INC.
   JAMES RIVER BANKSHARES, INC.



               MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

    The boards of directors of James River Bankshares, Inc., a financial holding company headquartered in Suffolk, Virginia, and First Virginia Banks, Inc., a bank holding company headquartered in Falls Church, Virginia, have agreed to a transaction which will result in the acquisition of James River by First Virginia by means of the merger of James River with and into First Virginia.

    If the merger is completed, you will receive for each of your shares of James River common stock either (1) .51 of a share of First Virginia common stock and the related preferred stock purchase rights or (2) at your election, but subject to limitations, $24.00 in cash. We refer to the .51 multiple, as it may be adjusted due to a change in First Virginia's capitalization, as the "exchange ratio." The limitation on your ability to receive cash for your James River shares is the result of a limit on the total number shares of James River common stock for which First Virginia will pay cash in the merger. For a discussion of this limitation, see "SUMMARY - What You Will Receive in the Merger" on page 20. For a description of the procedures you must follow to make a cash election, see "THE MERGER - Procedures for Making a Cash Election" on page 22.

     First Virginia common stock is traded on the New York Stock Exchange under the symbol "FVB." James River common stock is traded on the Nasdaq National Market under the symbol "JRBK." For information on recent market prices of First Virginia common stock and James River common stock, see "SUMMARY - Comparative Market Price of Common Stock" on page 4.

     A special meeting of James River stockholders will be held on June 27, 2001 at 10:00 a.m. local time at the Steven Kent Conference Center, located at 12205 South Crater Road, Petersburg, Virginia 23805 (at Exit 45 on Interstate 95, at the intersection of U.S. 301). At the special meeting, you will be asked to approve the agreement and plan of reorganization, which we refer to as the "merger agreement," by and between First Virginia and James River, the related plan of merger and the transactions contemplated thereby, including the merger. The merger cannot be completed unless the holders of more than two-thirds of the shares of James River common stock outstanding and entitled to vote, approve it. Your board of directors unanimously recommends that you vote FOR the merger.

     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 16 OF THIS PROXY STATEMENT-PROSPECTUS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF FIRST VIRGINIA COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS MAY __, 2001. IT IS FIRST BEING MAILED ON MAY __, 2001.


                                PLEASE NOTE

     As used in this proxy statement-prospectus, the terms "James River" and "First Virginia" refer to James River Bankshares, Inc. and First Virginia Banks, Inc., respectively, and, where the context requires, to James River and First Virginia and their respective subsidiaries.

     No one has been authorized to give any information or make any representation about the merger or James River or First Virginia that differs from, or adds to, the information in this proxy statement-prospectus, the documents that are referred to herein or in First Virginia's or James River's documents filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     This proxy statement-prospectus has been prepared as of May __, 2001. There may be changes in the affairs of First Virginia or James River since that date which are not reflected in this document.

     Information in this proxy statement-prospectus about First Virginia Banks, Inc. has been supplied by First Virginia and information about James River Bankshares, Inc. has been supplied by James River.


                    HOW TO OBTAIN ADDITIONAL INFORMATION

     This proxy statement-prospectus incorporates important business and financial information about First Virginia and James River that is not included in or delivered with this document. This information is described under "WHERE YOU CAN FIND MORE INFORMATION" on page 70. You can obtain free copies of this information from First Virginia or James River by writing or calling:


      Corporate Secretary's Office         Donald W. Fulton, Jr.
      FIRST VIRGINIA BANKS, INC.           Corporate Secretary
      One First Virginia Plaza             JAMES RIVER BANKSHARES INC.
      6400 Arlington Boulevard             1514 Holland Road
      Falls Church, Virginia  22042-2336   Suffolk, Virginia  23434
      Telephone:  (800) 995-9416           Telephone:  (757) 934-8100


     In order to obtain timely delivery of the documents, you must request the information by June 22, 2001.



                        JAMES RIVER BANKSHARES, INC.
                             1514 Holland Road
                          Suffolk, Virginia  23434


Notice of Special Meeting of Stockholders to be held on June 27, 2001.

     James River Bankshares, Inc. will hold a special meeting of stockholders at the Steven Kent Conference Center, located at 12205 South Crater Road, Petersburg, Virginia 23805 (at Exit 45 on Interstate 95, at the intersection of U.S. 301), at 10:00 a.m. local time on June 27, 2001, to vote on:

     (1) Merger. The agreement and plan of reorganization, dated as of March 3, 2001, between James River Bankshares, Inc. and First Virginia Banks, Inc., the related plan of merger and the transactions contemplated thereby. These transactions include the merger of James River with and into First Virginia.

     (2) Other Business. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

     Record holders of James River common stock at the close of business on May 17, 2001, will receive notice of and may vote at the special meeting, including any adjournments or postponements. If your shares are not registered in your own name, you will need additional information from your record holder in order to vote personally at the meeting. The agreement and plan of reorganization and the related plan of merger require approval by the holders of more than two-thirds of the shares of James River common stock outstanding and entitled to vote.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the merger. If you do not return your proxy card, or if you do not attend and vote in favor of the merger at the special meeting, the effect will be a vote against the merger. You may revoke your proxy by delivering a written notice of revocation to the Corporate Secretary of James River before a vote is taken at the special meeting. Attendance at the special meeting will not in and of itself revoke a proxy.

     This proxy statement-prospectus provides you with detailed information about the proposed merger. You can also get information about First Virginia and James River from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. Your board of directors supports this merger of James River with and into First Virginia and unanimously recommends that you vote FOR the merger.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        Donald W. Fulton, Jr.
                                        Corporate Secretary

May __, 2001



QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:   What should I do now?

A: Send in your proxy card. After reviewing this document, indicate on your proxy card how you want to vote, and sign, date and mail it in the enclosed envelope as soon as possible to ensure that your shares will be represented at the special meeting.

     If you sign, date and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement, the plan of merger, and the merger. If you do not sign and send in your proxy card, or if you do not attend and cast your vote in person at the special meeting, it will have the same effect as a vote against the merger.

     Send in your election form if you want to receive cash for your shares. If you wish to receive cash instead of First Virginia common stock for any or all of your shares of James River common stock, follow the instructions for making a cash election that we describe on page 22 of this document. Please note, however, that if you own more than 100 shares of James River common stock or if you own 100 shares or less but do not elect to receive cash for all of your shares, you may not receive cash for all the shares for which you make a cash election, even if you make a proper cash election, because the total amount of James River shares for which First Virginia will pay cash is limited.

Q: Can I change or revoke my cash election once I have mailed my signed cash election form?

A: Yes. You can change or revoke your cash election in writing at any time prior to the time a vote is taken at the special meeting.

Q: What are the consequences if I fail to properly complete and return the cash election form?

A: If you fail to make a proper or timely election to receive cash, you will receive First Virginia common stock in exchange for all of your shares of James River common stock in the merger.

Q:   Should I send in my stock certificates now?

A: It depends on whether you wish to receive cash or First Virginia common stock in exchange for your shares of James River common stock. If you wish to make an election to receive cash in exchange for some or all of your James River shares, you must send in the stock certificates representing the shares subject to that election (or customary affidavits and satisfactory indemnification agreements regarding the loss or the guaranteed delivery of such certificates) with the enclosed cash election form before the time a vote is taken at the special meeting. Hold onto all of your remaining certificates and send them in with the transmittal materials you will receive from the exchange agent after we complete the merger.

Q: If my shares are held in "street" name by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares of James River common stock only if you provide your broker with instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted which will have the same effect as a vote against the merger.

Q:   Can I revoke my proxy and change my mind?

A: Yes. You may revoke your proxy up to the time a vote is taken at the special meeting by delivering to the Corporate Secretary a written notice of revocation as explained under "SPECIAL MEETING OF JAMES RIVER STOCKHOLDERS - Record Date, Voting Rights, Required Vote and Revocability of Proxies" on page 18 of this proxy statement-prospectus.

Q:   Can I vote my shares in person?

A: Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card.

Q:   Whom can I call with questions?

A: If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:




                           Donald W. Fulton, Jr.
                            Corporate Secretary
                        JAMES RIVER BANKSHARES, INC.
                             1514 Holland Road
                          Suffolk, Virginia  23434
                               (757) 934-8100

                             TABLE OF CONTENTS

                                                                    Page
SUMMARY.............................................................. 1
     The Companies................................................... 1
     The Merger...................................................... 1
     What You Will Receive in the Merger............................. 1
     Effect of the Merger on James River Options..................... 2
     No Dissenters' Rights in the Merger............................. 2
     Your Expected Tax Treatment as a Result of the Merger........... 2
     Comparative Market Prices of Common Stock....................... 4
     Our Reasons for the Merger...................................... 5
     Fairness Opinion of James River's Financial Advisor............. 5
     Special Meeting of Stockholders................................. 5
     Stockholder Vote Required....................................... 5
     Voting Rights at the Special Meeting............................ 5
     Voting Procedures for the Special Meeting....................... 6
     Recommendation to Stockholders.................................. 6
     Share Ownership of Management and Certain Stockholders.......... 6
     Interests of Certain Persons in the
       Merger That May Be Different from Yours....................... 6
     Effective Time.................................................. 7
     Regulatory Approval and Other Conditions........................ 7
     Waiver, Amendment, and Termination.............................. 7
     Accounting Treatment............................................ 8
     Certain Differences in Stockholders' Rights..................... 8
     Stock Option Agreement.......................................... 8
     Historical and Pro Forma Comparative Per Share Data............. 9
     Selected Consolidated Financial Data............................ 11

A WARNING ABOUT FORWARD-LOOKING STATEMENTS........................... 15

RISK FACTORS......................................................... 16
     General......................................................... 16
     Risks Relating to the Merger.................................... 16

SPECIAL MEETING OF JAMES RIVER STOCKHOLDERS.......................... 17
     Purpose......................................................... 17
     Record Date, Voting Rights, Required Vote,
       and Revocability of Proxies................................... 18
     Solicitation of Proxies......................................... 19
     No Dissenters' Rights........................................... 20
     Recommendation.................................................. 20

THE MERGER........................................................... 20
     General......................................................... 20
     Cash Election Feature........................................... 21
     Procedures for Making a Cash Election........................... 22
     Procedures for Exchanging Shares of James River Common Stock
       for First Virginia Common Stock............................... 23
     Effect of the Merger on James River Options..................... 24
     First Virginia Repurchase Program............................... 25
     Certain Federal Income Tax Consequences......................... 25
     Background of and Reasons for the Merger........................ 27
     Opinion of James River's Financial Advisor...................... 32
     Effective Time of the Merger.................................... 42
     Conditions to Consummation of the Merger........................ 42
     Regulatory Approval............................................. 43
     Waiver, Amendment, and Termination.............................. 44
     Conduct of Business Pending the Merger.......................... 45
     Management and Operations After the Merger...................... 46
     Interests of Certain Persons in the Merger...................... 47
     Accounting Treatment............................................ 48
     Expenses and Fees............................................... 48
     Resales of First Virginia Common Stock.......................... 49
     Stock Option Agreement.......................................... 49

EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS....................... 50
     Certain Provisions of First Virginia's Articles of
       Incorporation and First Virginia's Stockholder Rights Plan.... 50
     Affiliated Transactions......................................... 52
     Control Share Acquisition....................................... 53
     Stockholders' Rights of Appraisal............................... 53
     Authorized Capital Stock........................................ 54
     Special Meetings of Stockholders................................ 54
     Directors....................................................... 54
     Dividends and Other Distributions............................... 55
     Stockholder Nominations and Stockholder Proposals............... 55
     Discharge of Duties; Indemnification............................ 57
     Director and Officer Exculpation................................ 58
     Mergers, Share Exchanges and Sales of Assets.................... 58
     Liquidation Rights.............................................. 59

COMPARATIVE MARKET PRICES AND DIVIDENDS.............................. 59

BUSINESS OF JAMES RIVER.............................................. 61
     General......................................................... 61
     Recent Developments............................................. 61

BUSINESS OF FIRST VIRGINIA........................................... 62
     General......................................................... 62
     Recent Developments............................................. 62

CERTAIN REGULATORY CONSIDERATIONS.................................... 63

DESCRIPTION OF FIRST VIRGINIA CAPITAL STOCK.......................... 68

OTHER MATTERS........................................................ 68

STOCKHOLDER PROPOSALS................................................ 69

EXPERTS.............................................................. 69

OPINIONS............................................................. 70

WHERE YOU CAN FIND MORE INFORMATION.................................. 70

APPENDICES:

   Appendix A -   Agreement and Plan of Reorganization, dated as of March 3,
                  2001, by and between James River Bankshares, Inc. and First
                  Virginia Banks, Inc.

   Appendix B -   Plan of Merger, dated as of March 3, 2001, by and between
                  James River Bankshares, Inc. and First Virginia Banks, Inc.

   Appendix C -   Opinion of Keefe, Bruyette & Woods, Inc.



                                  SUMMARY

     This summary highlights selected information from this proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document in order to understand fully the merger and to obtain a more complete description of the legal terms of the merger. For more information about First Virginia and James River, see "WHERE YOU CAN FIND MORE INFORMATION" on page 70. We have included page references in this summary to direct you to other places in this proxy statement-prospectus where you can find a more complete description of the topics we have summarized.


The Companies
(See page 61 for James River, page 62 for First Virginia)

JAMES RIVER BANKSHARES, INC.
1514 Holland Road
Suffolk, Virginia  23434
(757) 934-8100

     James River is a financial holding company headquartered in Suffolk, Virginia. James River operates primarily through its four subsidiary banks, James River Bank, James River Bank/Colonial, First Colonial Bank, and State Bank. James River's bank subsidiaries have a total of 27 banking facilities in the James River basin and Piedmont area of Virginia.

     On March 31, 2001, James River had, on a consolidated basis, assets of approximately $531.1 million, loans of approximately $367.3 million, deposits of approximately $443.6 million, and stockholders' equity of approximately $57.2 million.

FIRST VIRGINIA BANKS, INC.
One First Virginia Plaza
6400 Arlington Boulevard
Falls Church, Virginia  22042-2336
(703) 241-4486

     First Virginia is a bank holding company headquartered in Falls Church, Virginia. First Virginia currently operates nine commercial banks with 294 banking offices in Virginia, 56 in Maryland and 25 in East Tennessee.

     On March 31, 2001, First Virginia had, on a consolidated basis, total assets of approximately $9.65 billion, loans of approximately $6.17 billion, deposits of approximately $7.91 billion, and stockholders' equity of approximately $1.02 billion.

The Merger (See page 20)

     Pursuant to the merger agreement and related plan of merger, First Virginia will acquire James River by means of the merger of James River with and into First Virginia.

What You Will Receive in the Merger  (See page 20)

     If we complete the merger, you will receive for each of your shares of James River common stock either (1) .51 of a share of First Virginia common stock or (2) at your election, but subject to limitations, $24.00 in cash.

     The value of the shares of First Virginia common stock that will be issued in the merger will depend upon the market price of First Virginia common stock, which is certain to fluctuate before and after we complete the merger. On March 2, 2001, the last trading day before we entered into the merger agreement, the closing price of First Virginia common stock was $46.10 and on May __, 2001, the last practicable date before the mailing of this proxy statement-prospectus, the closing price of First Virginia common stock was $_____.

     If we had closed the merger on May __, 2001, the value of the First Virginia common stock that would have been issued on that day in exchange for one share of James River common stock would have been $___, based on the May __, 2001 First Virginia common stock closing price of $_____ and the .51 exchange ratio. The value of the cash consideration that First Virginia will pay in the merger will have a fixed value of $24.00 per share.

     First Virginia will not issue any fractions of shares of common stock. Rather, First Virginia will pay cash (without interest) for any fractional share interest any James River stockholder would otherwise receive in the merger. The cash payment will be in an amount equal to the fraction multiplied by the average closing price of First Virginia common stock on the New York Stock Exchange for the ten-day trading period ending on the day the merger is completed.

     You will have the option to elect to receive cash in the merger instead of First Virginia common stock for some or all of your shares of James River common stock. However, First Virginia will only exchange for cash up to 40% of the shares of James River common stock that are outstanding immediately before we complete the merger. If First Virginia receives cash elections as to more than this percentage, the cash will be apportioned as follows:

   > stockholders who have elected to receive cash for all of their James River shares and who hold 100 or fewer James River shares will receive cash for all of their shares; and

   > First Virginia will then deliver cash consideration to the remaining electing stockholders on a proportionate basis. See "THE MERGER - Cash Election Feature" on page 21.

Effect of the Merger on James River Options  (See page 24)

     James River has granted certain options to acquire James River common stock under existing James River stock plans. If the merger is completed, each option granted under James River's stock plans that is outstanding, whether or not exercisable, will be converted into an option to purchase First Virginia common stock. The number of First Virginia shares that may be purchased under and the exercise price of each option, will be adjusted based on the exchange ratio.

No Dissenters' Rights in the Merger (See page 20)

     As a James River stockholder, you will not have any statutory dissenters' rights in connection with the merger.

Your Expected Tax Treatment as a Result of the Merger (See page 25)

     We intend for the merger to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. Accordingly, we expect that you will not recognize any gain or loss for federal income tax purposes, if you exchange your shares of James River common stock solely for shares of First Virginia common stock pursuant to the merger (except that you may realize gain or loss with respect to cash, if any, received instead of a fractional share of First Virginia common stock). To the extent you receive cash in exchange for your shares of James River common stock, a portion of that cash will be subject to gain or loss for federal income tax purposes.

     Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your specific situation. You should consult your own tax advisor to determine the effect of the merger under federal, state, local, and foreign tax laws.

Comparative Market Prices of Common Stock (See page 59)

     Shares of First Virginia common stock are traded on the New York Stock Exchange under the symbol "FVB." Shares of James River common stock are traded on the Nasdaq National Market under the symbol "JRBK." The table shows you the closing sales prices for First Virginia and James River common stock on March 2, 2001, the last trading day before we announced the execution of the merger agreement, and on May __, 2001, the latest practicable date before the mailing of this proxy statement-prospectus. The table also shows you the "Equivalent Price Per James River Share" or the value of the First Virginia common stock James River stockholders will receive in the merger for one share of James River common stock.


                                                           Equivalent Price
                    First Virginia      James River         Per James River
                     Common Stock       Common Stock            Share(1)
                    --------------      ------------       ----------------
     March 2, 2001      $46.10            $14.88                $23.51
     May __, 2001


     (1) The equivalent price per share of James River common stock at each specified date represents the closing sale price of a share of First Virginia common stock on such date multiplied by an exchange ratio of .51. See "COMPARATIVE MARKET PRICES AND DIVIDENDS" on page 59.

     James River stockholders should obtain current stock price quotations for First Virginia common stock and James River common stock. If you elect to receive cash for some or all of your shares of James River common stock, you will receive $24.00 for each of your shares that is exchanged for cash in the merger. See "THE MERGER - General" on page 20.

Our Reasons for the Merger (See page 27)

     First Virginia and James River believe that the merger will join James River's strengths as a community bank serving southeastern and central Virginia with First Virginia's position as a leading bank throughout Virginia, Maryland and East Tennessee. In addition, we anticipate that the combined resources and capital of First Virginia and James River will improve our ability to compete in the evolving and competitive financial services industry.

Fairness Opinion of James River's Financial Advisor (See page 32)

     In deciding to approve the merger, the James River board of directors considered an opinion from its financial advisor, Keefe, Bruyette & Woods, Inc., that the exchange ratio is fair to James River's stockholders from a financial point of view. This opinion, dated March 2, 2001, is attached to this proxy statement-prospectus as Appendix C. We encourage you to read this opinion.

Special Meeting of Stockholders (See page 17)

     The special meeting will be held at the Steven Kent Conference Center, located at 12205 South Crater Road, Petersburg, Virginia 23805 (at Exit 45 on Interstate 95, at the intersection of U.S. 301), at 10:00 a.m., local time, on June 27, 2001. At the special meeting, James River stockholders will be asked:

     (1) to approve the merger agreement, the related plan of merger and the transactions contemplated thereby, including the merger of James River with and into First Virginia; and

     (2) to act on any other matters that may be put to a vote at the special meeting.

     As of the date of this proxy statement-prospectus, James River's board of directors does not know of any other matters that will be presented at the special meeting.

Stockholder Vote Required (See page 18)

     In order for the special meeting to be held, a quorum must be present. A quorum is established when a majority of the shares of James River common stock outstanding and entitled to vote on a matter are represented at the special meeting either in person or by proxy.

     The merger agreement, the related plan of merger and the merger must be approved by stockholders who own more than two-thirds of the shares of James River common stock outstanding and entitled to vote.

Voting Rights at the Special Meeting (See page 18)

     If you owned shares of James River common stock as of the close of business on May 17, 2001, the record date, you are entitled to vote at the special meeting. On the record date, __________ shares of James River common stock were outstanding and entitled to vote at the special meeting. You will be entitled to one vote for each share of James River common stock that was validly issued and outstanding and that you owned on the record date. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

Voting Procedures for the Special Meeting (See page 19)

     We are seeking your proxy to use at the special meeting. We have prepared this proxy statement-prospectus to assist you in deciding how to vote and whether or not to grant your proxy to us. Please indicate on your proxy card how you want to vote. Then sign, date and mail it to us as soon as possible so that your shares will be represented at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote for the merger agreement, the related plan of merger and the merger. If you fail to return your proxy card and fail to vote at the special meeting, the effect will be a vote against the merger agreement, the related plan of merger and the merger. If you sign a proxy, you may revoke it at any time before it is exercised at the special meeting by giving written notice of revocation to the Corporate Secretary of James River before a vote is taken at the special meeting. You cannot vote shares of James River common stock held in "street name"; only your broker can. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them, and your shares will be treated as votes against the merger agreement, the related plan of merger and the merger.

Recommendation to Stockholders (See page 20)

     James River's board of directors has approved the merger agreement, the related plan of merger and the merger. The James River board of directors believes that the proposed merger is fair to James River stockholders and in the best interests of James River stockholders. The James River board of directors recommends that you vote FOR approval of the merger agreement, the related plan of merger and the merger.

Share Ownership of Management and Certain Stockholders (See page 19)

     On the record date, James River's directors and executive officers and entities they control owned, or had voting or investment power over, _________ shares, or approximately ____% of the outstanding shares of James River common stock. This number does not include stock that the James River directors and executive officers may acquire through exercising stock options.

     Each of the directors of James River has entered into an agreement with First Virginia in which he or she has agreed to vote the shares of James River common stock over which the director has voting authority (other than in a fiduciary capacity) in favor of the merger. On the record date, the James River directors owned ________ shares, or approximately ___% of the outstanding shares of James River common stock.

     On the record date, none of the directors or executive officers of First Virginia or entities they control owned, or had voting or investment power over, any shares of James River common stock and First Virginia held no shares of James River common stock other than in a fiduciary capacity for others, or as a result of debts previously contracted.

Interests of Certain Persons in the Merger That May Be Different from Yours (See page 47)

     Certain officers of James River have employment, change in control or retirement agreements, rights under stock options and other benefit plans and other arrangements that may provide them with interests in and benefits from the merger that are different from yours. The James River board of directors was aware of these interests and considered them in approving and recommending the merger agreement, the related plan of merger and the transactions contemplated thereby, including the merger.

Effective Time (See page 42)

     The merger will become final at the time specified in the Articles of Merger reflecting the merger to be filed with the State Corporation Commission of the Commonwealth of Virginia. If James River stockholders approve the merger at the special meeting, and First Virginia obtains all required regulatory approvals, we currently anticipate that the merger will be completed early in the third quarter of 2001. The merger agreement provides that unless First Virginia and James River agree otherwise, the merger will be completed no later than five business days after the date of the special meeting. James River and First Virginia cannot assure you that we can obtain the necessary stockholder and regulatory approvals or that the other conditions to consummation of the merger can or will be satisfied.

Regulatory Approval and Other Conditions (See pages 42 and 43)

     First Virginia is required to notify and obtain approvals from certain government regulatory agencies before the merger may be completed, including the Federal Reserve Board, the Bureau of Financial Institutions of the Virginia State Corporation Commission and other federal and state banking regulators. We expect that First Virginia will obtain all required regulatory approvals, but we cannot assure you that these regulatory approvals will be obtained.

     In addition to the required regulatory approvals, the merger will be completed only if certain conditions, including, but not limited to the following, are met or, if waivable, waived:

     (1) James River stockholders approve the merger agreement, the related plan of merger and the merger at the special meeting;

     (2) James River receives an opinion of counsel that the merger will qualify as a tax-free reorganization; and

     (3) First Virginia's and James River's representations and warranties in the merger agreement are accurate in all material respects on the date we complete the merger.

     In addition to these conditions, the merger agreement, attached to this proxy statement-prospectus as Appendix A, describes other conditions that must be met before the merger may be completed.

     James River and First Virginia cannot assure you that the conditions to consummation of the merger can or will be satisfied.

Waiver, Amendment, and Termination (See page 44)

     First Virginia and James River may agree to terminate the merger agreement and elect not to complete the merger at any time before the merger is completed.

     Each of the parties also can terminate the merger agreement in certain other circumstances, including if the merger is not completed by December 3, 2001.

     In addition, the parties may also terminate the merger agreement if other circumstances occur which are described in the merger agreement, attached to this proxy statement-prospectus as Appendix A.

     The merger agreement may be amended by the written agreement of James River and First Virginia. The parties may amend the merger agreement without stockholder approval, even if James River stockholders have already approved the merger. However, the James River stockholders must approve any amendments that would change the exchange ratio or the $24.00 per share cash price, or otherwise change the amount or kind of consideration being paid in the merger.

Accounting Treatment (See page 48)

     First Virginia intends to account for the merger as a purchase transaction for accounting and financial reporting purposes.

     The purchase method of accounting involves adding James River's assets and liabilities, estimated at their fair value at the effective time of the merger to those of First Virginia. Therefore, the financial statements of First Virginia issued after the merger will reflect these values from James River and will not be restated retroactively to reflect the historical financial position or results of operations of James River.

Certain Differences in Stockholders' Rights (See page 50)

     When the merger is completed you will automatically become a First Virginia stockholder. The rights of First Virginia stockholders differ from the rights of James River stockholders in certain significant ways. These differences have to do with provisions in First Virginia's articles of incorporation and bylaws. Certain of these provisions are intended to make a takeover of First Virginia more difficult if the First Virginia board of directors does not approve it.

Stock Option Agreement (See page 49)

     James River and First Virginia entered into a stock option agreement under which James River granted First Virginia an option to purchase up to 906,680 shares of James River common stock under certain circumstances if the merger is not consummated and a third party attempts to take control of James River.

Historical and Pro Forma Comparative Per Share Data

     The following table shows certain comparative per share data relating to net income, cash dividends, and book value. The equivalent pro forma information is based on an exchange ratio of .51. The acquisition of James River is expected to be accounted for using the purchase method of accounting.

     We present the pro forma and equivalent pro forma data for your information only. It does not necessarily indicate the results of operations or combined financial position that would have resulted had First Virginia completed the merger at the times indicated, and it does not necessarily indicate what future results of operations or combined financial position will be.

     You should read the information shown below in conjunction with the historical consolidated financial statements of First Virginia and James River and the notes provided with them (incorporated by reference herein) and related financial information appearing elsewhere in this proxy statement-prospectus. See "- Selected Consolidated Financial Data" on page 11, "BUSINESS OF JAMES RIVER" on page 61, "BUSINESS OF FIRST VIRGINIA" on page 62 and "WHERE YOU CAN FIND MORE INFORMATION" on page 70.



                       FIRST VIRGINIA AND JAMES RIVER
        HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA(1)(2)(3)


                                                   For the Year Ended
                                                   December 31, 2000
                                                   ------------------
Net income per share
     First Virginia - Historical
          Basic................................         $ 3.02
          Diluted..............................           3.01
     James River - Historical
          Basic................................           1.25
          Diluted..............................           1.25
     Pro forma (First Virginia and James River) (1)(2)
          Basic................................           2.96
          Diluted..............................           2.94
     James River equivalent pro forma (1)(2)
          Basic................................           1.51
          Diluted..............................           1.50


Cash dividends paid per share (3)
     First Virginia............................           1.46
     James River...............................           0.54
     James River equivalent pro forma..........           0.74


                                                        As of
                                                   December 31, 2000
                                                   -----------------
Book value per share
     First Virginia - Historical...............         $21.50
     James River - Historical..................          12.12
     Pro forma (First Virginia and James River) (2)      21.81
     James River equivalent pro forma (2)......          11.12

-----------------------------------------------------------------------------
(1) The pro forma information reflects the results of the consolidated operations of First Virginia and James River after giving effect to the merger on a purchase basis. Deposit intangibles are estimated to be 3% and are expected to be amortized over 10 years, and the excess of the purchase price over book value less deposit intangibles would be allocated to goodwill and amortized over 25 years. Assuming a 36% reduction in James River's pre-tax operating expenses and the effect of the proposed purchase accounting rules, which would eliminate goodwill amortization, pro forma basic EPS would be $3.07 and pro forma diluted EPS would be $3.05

(2) The pro forma data assumes that the holders of 40% of the outstanding shares of James River common stock elect to receive cash consideration in the merger resulting in the issuance of 1,394,203 shares of First Virginia common stock. The holders of up to 40% of the outstanding shares of James River common stock may receive cash at $24 per share of James River common stock in lieu of First Virginia shares. The pro forma data reflects a loss of interest income on approximately $43.74 million in cash to be used in purchasing shares of James River common stock in connection with the merger.

(3) First Virginia has assumed that on a pro forma combined basis its pro forma cash dividends per share would be equivalent to First Virginia's historical cash dividends per share.

Selected Consolidated Financial Data

     The following tables present for First Virginia and for James River, selected consolidated financial data as of and for the five-year period ended December 31, 2000. The information is based on the consolidated financial statements contained in reports First Virginia and James River have filed with the SEC, including their December 31, 2000 Annual Reports on Form 10-K. All of these documents are incorporated into this proxy statement-prospectus by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 70.

     You should read the following tables in conjunction with the consolidated financial statements of First Virginia and James River described above and with the notes to them.

     Historical results are not necessarily indicative of results to be expected for any future period.

            FIRST VIRGINIA SELECTED CONSOLIDATED FINANCIAL DATA

                                          As of and for the
                                       Years Ended December 31,
                       ------------------------------------------------------
                           1996       1997       1998       1999       2000
                       ------------------------------------------------------
                             (Dollars in thousands, except per share data)

Balance Sheet Data:
 Cash................. $  378,171 $  386,832 $  377,374 $  441,825 $  322,966
 Money market
  investments.........    323,620    243,162    265,557    110,598    190,443
 Loans held for sale..     12,771     18,953     14,737      5,558        366
 Investment securities  1,820,949  1,946,944  2,323,052  2,034,788  2,164,108
 Loans,  net of
  allowance...........  5,302,026  5,869,914  6,022,903  6,315,281  6,296,164
 Other earning assets.     19,672     21,444     22,427     23,125     18,351
 Other assets.........    378,847    524,388    538,646    520,638    524,071
                       ---------- ---------- ---------- ---------- ----------
 Total Assets......... $8,236,056 $9,011,637 $9,564,696 $9,451,813 $9,516,469
                       ========== ========== ========== ========== ==========

 Deposits............. $7,042,650 $7,619,842 $8,055,078 $7,863,948 $7,825,816
 Short-term borrowings    234,488    251,687    385,996    420,297    539,469
 Long-term debt.......      3,876      2,826      3,217      2,205      1,116
 Other liabilities....     83,765    126,126    130,077    134,876    157,362
 Shareholders' equity.    871,277  1,011,156    990,328  1,030,487    992,706
                       ---------- ---------- ---------- ---------- ----------
 Total liabilities and
  shareholders' equity $8,236,056 $9,011,637 $9,564,696 $9,451,813 $9,516,469
                       ========== ========== ========== ========== ==========

Income Statement Data:
 Interest income...... $  587,216 $  631,119 $  663,631 $  640,622 $  643,806
 Interest expense.....    212,298    222,927    234,332    206,914    219,311
                       ---------- ---------- ---------- ---------- ----------
 Net interest income..    374,918    408,192    429,299    433,708    424,495
 Provision for
  losses on loans.....     17,734     17,177     20,800     14,190      9,428
 Noninterest income...     98,450    103,552    116,775    136,604    118,030
 Noninterest expense..    279,310    303,243    325,678    327,294    322,145
                       ---------- ---------- ---------- ---------- ----------
 Income before provision
  for income taxes....    176,324    191,324    199,596    228,828    210,952
 Provision for
  income taxes........     59,983     66,479     69,434     77,968     68,921
                       ---------- ---------- ---------- ---------- ----------
 Net income........... $  116,341 $  124,845 $  130,162 $  150,860 $  142,031
                       ========== ========== ========== ========== ==========
 Dividends declared... $   47,905 $   53,751 $   61,244 $   67,745 $   69,233


FIRST VIRGINIA SELECTED CONSOLIDATED FINANCIAL DATA (continued)


                                          As of and for the
                                       Years Ended December 31,
                       ------------------------------------------------------
                           1996       1997       1998       1999       2000
                       ------------------------------------------------------
                             (Dollars in thousands, except per share data)

Per share of common stock:
 Net income
  Basic............... $     2.34 $     2.47 $     2.54 $     3.02 $     3.02
  Diluted.............       2.32       2.45       2.53       3.00       3.01
 Dividends declared...       0.96       1.05       1.20       1.36       1.48
 Book value...........      17.91      19.50      19.76      20.95      21.50
 Market price.........
  Year end............      31.92      51.69      47.00      43.00      48.00
  High................      32.67      53.38      59.44      52.63      48.94
  Low.................      25.50      30.83      39.69      40.50      29.00

Ratios:
Earnings:
 Return on average assets   1.43%      1.44%      1.40%      1.59%      1.51%
 Return on average equity  13.38      13.10      12.81      14.64      14.36
 Net interest margin        5.06       5.20       5.13       5.08       4.96
Risk-based capital:
 Tier 1                    13.57      12.94      12.14      12.67      12.20
 Total capital             14.66      13.99      13.20      13.70      13.22
Capital strength:
 Tier 1 leverage            9.69       9.53       8.73       9.22       8.99
Ratio of average equity
  to average assets        10.68      11.01      10.95      10.86      10.49
 Dividend payout ratio     41.24      42.59      47.24      45.03      49.01
Credit quality:
 Nonperforming assets as
  a % of total loans and
  foreclosed real estate     .48        .44        .36        .31        .34
 Net loan losses to
  average loans              .25        .31        .32        .16        .14
 Allowance for loan losses
  to year-end loans         1.17       1.15       1.15       1.10       1.10
 Reserve for loan loss
  to nonperforming loans     307        322        411        429        419






              JAMES RIVER SELECTED CONSOLIDATED FINANCIAL DATA


                                          As of and for the
                                       Years Ended December 31,
                       ------------------------------------------------------
                           1996       1997       1998       1999       2000
                       ------------------------------------------------------
                             (Dollars in thousands, except per share data)

Income Statement Data:
 Interest income...... $   31,722 $   34,150 $   35,326 $   36,149 $   38,636
 Interest expense.....     15,505     16,143     16,688     15,727     16,354
                       ---------- ---------- ---------- ---------- ----------
 Net interest income..     16,217     18,007     18,638     20,422     22,282
 Provision for
  loan losses.........        521        469        537        670        673
                       ---------- ---------- ---------- ---------- ----------
 Net interest income
  after provision for
  loan losses.........     15,696     17,538     18,101     19,752     21,609
 Non-interest income..      2,023      2,252      3,188      2,833      3,667
 Non-interest expense.     13,575     13,697     14,843     15,874     16,965
                       ---------- ---------- ---------- ---------- ----------
 Income before
  income taxes........      4,144      6,093      6,446      6,711      8,311
 Income taxes.........      1,141      1,728      1,728      1,900      2,336
                       ---------- ---------- ---------- ---------- ----------
 Net income from continuing
  operations..........      3,003      4,365      4,718      4,811      5,975
 Loss from discontinued
  operations                   --         --       (63)      (507)      (220)
                       ---------- ---------- ---------- ---------- ----------
 Net income........... $    3,003 $    4,365 $    4,655 $    4,304 $    5,755
                       ========== ========== ========== ========== ==========

Per Share Data:
 Net income
  Basic from continuing
  operations.......... $     0.66 $     0.97 $     1.03 $     1.05 $     1.30
  Basic from discontinued
  operations..........         --         --     (0.01)     (0.11)     (0.05)
  Basic earnings per
  common share........       0.66       0.97       1.02       0.94       1.25


  Diluted from continuing
  operations..........       0.66       0.95       1.01       1.05       1.30
  Diluted from discontinued
  operations..........         --         --     (0.01)     (0.11)     (0.05)
  Diluted earnings per
  common share........       0.66       0.95       1.00       0.94       1.25

 Cash dividends.......       0.35       0.37       0.42       0.48       0.54
 Book value...........       9.85      10.57      11.21      11.05      12.12
 Tangible book value..       9.30      10.02      10.70      10.53      11.41


Balance Sheet Data:
 Total assets......... $  443,537 $  454,812 $  488,873 $  487,364 $  516,125
 Loans, net...........    274,196    293,429    312,008    328,856    360,014
 Securities...........    124,803    105,818    110,787    115,747    112,718
 Deposits.............    396,756    404,277    433,899    418,020    437,468
 Shareholders' equity.     44,576     47,743     51,179     50,998     55,227


Performance Ratios:
 Return on average assets   0.71%      0.97%      0.99%      0.88%      1.16%
 Return on average
  shareholders' equity      7.02       9.51       9.33       8.42      10.94
 Efficiency ratio          71.57      65.42      66.33      69.91      64.91
 Net interest margin        4.29       4.48       4.41       4.61       4.94



JAMES RIVER SELECTED CONSOLIDATED FINANCIAL DATA (continued)



                                          As of and for the
                                       Years Ended December 31,
                       ------------------------------------------------------
                           1996       1997       1998       1999       2000
                       ------------------------------------------------------
                             (Dollars in thousands, except per share data)


Credit Quality Ratios:
 Allowance for loan
  losses to nonperforming
  loans                   835.92%    437.90%   1095.64%   1071.14%    412.70%
 Allowance for loan
  losses to non-performing
  assets                  138.81     117.39     210.49     215.77     210.70
 Allowance for loan
  losses to year-end loans,
  net of unearned income    1.36       1.32       1.35       1.44       1.42
 Net charged-off loans
  to average loans, net
  of unearned income        0.12       0.11       0.06       0.10       0.07


Capital and Liquidity Ratios:
 Leverage                   9.92%      9.94%      9.96%     10.31%     10.24%
 Risk based:
  Tier 1 capital           16.39      15.29      15.87      15.73      14.29
  Total capital            17.64      16.54      17.12      16.98      15.54
 Average loans to
  average deposits         69.91      73.30      74.00      76.91      82.79

 Average shares outstanding (1)
  Basic                4,520,012  4,519,179  4,547,436  4,588,608  4,593,016
  Diluted              4,581,035  4,577,192  4,633,133  4,594,643  4,609,137

-----------------------------------------------------------------------------

(1) Restated to reflect three-for-two stock split in the form of a stock dividend in November 1997.


                 A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This proxy statement-prospectus contains statements about First Virginia and James River following the merger that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by our use of words like "expect," "may," "could," "intend," "project," "estimate" or "anticipate." These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other factors. These factors include the following:

(1)  we may not fully realize the expected cost savings from the merger;

(2) deposit attrition, customer loss, or revenue loss following the merger may be greater than we expect;

(3)  competitive pressure in the banking industry may increase significantly;

(4) costs or difficulties related to the integration of the businesses of First Virginia and James River may be greater than we expect;

(5)  changes in the interest rate environment may reduce profit margins;

(6) general economic conditions, either nationally or regionally, may be less favorable than we expect, resulting in, among other things, credit quality deterioration;

(7)  changes may occur in the regulatory environment;

(8)  changes may occur in business conditions and inflation; and

(9)  changes may occur in the securities markets.

     Information on other factors that could affect the financial results of First Virginia after the merger is included in the SEC filings incorporated into this proxy statement-prospectus by reference.


                                RISK FACTORS

General

     If the merger is consummated, unless you receive cash for all of your shares of James River common stock, you will receive shares of First Virginia common stock in exchange for your shares of James River common stock. You should be aware of particular risks and uncertainties that are applicable to an investment in First Virginia common stock. Specifically, there are risks and uncertainties that bear on First Virginia's future financial results and that may cause First Virginia's future earnings and financial condition to be less than First Virginia's expectations.

Risks Relating to the Merger

     First Virginia may not be able to successfully assimilate James River's operations into First Virginia's operations.

     The merger involves the assimilation of two companies that have previously operated independently of each other. Successful assimilation of James River's operations will depend primarily on First Virginia's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We may not be able to assimilate our operations without encountering difficulties including, without limitation:

      >    the loss of key employees and customers;

      > possible inconsistencies in standards, control procedures and policies; and

      > unexpected problems with costs, operations, personnel, technology or credit.

     Further, although we anticipate cost savings as a result of the merger to be meaningful, we may be unable to fully realize any of the potential cost savings expected. Finally, any cost savings which are realized may be offset by losses in revenues or other changes to earnings.

          You will not know the market value of the First Virginia common stock you will receive in the merger until we complete the merger.

     The precise value of the First Virginia common stock to be paid as consideration to James River's stockholders will not be known at the time of the special meeting. The merger agreement provides that .51 of a share of First Virginia common stock will be issued in the merger in exchange for each share of James River's common stock. The value of First Virginia's common stock will fluctuate prior to the effective time of the merger and may be either higher or lower than on the date of the merger agreement or the date of the special meeting and may be either higher or lower than the $24.00 per share cash consideration. See "THE MERGER - General" on page 20.

          The value of James River common stock may vary in the future.

     If the merger is not completed, the value of James River common stock could increase or decrease in the future. Such value could be either higher or lower than the merger consideration being offered by First Virginia in the merger.

          James River's stockholders will not control First Virginia's future operations and no James River director will serve on the First Virginia board of directors.

     James River's stockholders collectively own 100% of James River and, in the aggregate, have the absolute power to approve or reject any matters requiring the approval of stockholders under Virginia law and James River's articles of incorporation. After the merger, James River's stockholders in the aggregate will hold approximately __% of the outstanding shares of First Virginia common stock, assuming no James River stockholder elects to receive cash for his shares of James River common stock. Even if all of the former James River stockholders voted in concert on all matters presented to First Virginia's stockholders from time to time, this number of shares of First Virginia common stock likely will not be able to dictate whether these proposals are ultimately approved or rejected.


                SPECIAL MEETING OF JAMES RIVER STOCKHOLDERS

Purpose

     This proxy statement-prospectus is being furnished to you in connection with the proxy solicitation by James River's board of directors. The James River board of directors will use the proxies at the special meeting of stockholders of James River and at any adjournments.

     The special meeting of James River's stockholders will be held at 12205 South Crater Road, Petersburg, Virginia 23805 (at Exit 45 on Interstate 95, at the intersection of U.S. 301), at 10:00 a.m., local time, on June 27, 2001.

     At the special meeting, you will be asked to vote upon a proposal to approve the merger agreement, attached to this proxy statement-prospectus as Appendix A, the related plan of merger, attached to this proxy statement-prospectus as Appendix B, and the transactions contemplated thereby, including the merger. Pursuant to the merger agreement and the plan of merger, First Virginia will acquire James River by means of the merger of James River with and into First Virginia. First Virginia will be the surviving corporation in the merger. The outstanding shares of James River common stock will be converted into the right to receive either (1) shares of First Virginia common stock, including associated preferred stock purchase rights and cash to be paid instead of any fractional shares or (2) at your election, but subject to limitations, cash.

     You are requested to promptly sign, date, and return the accompanying proxy card to James River in the enclosed postage-paid, addressed envelope. If you do not return your properly executed card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger.

Record Date, Voting Rights, Required Vote, and Revocability of Proxies

     James River's board of directors fixed the close of business on May 17, 2001, as the record date for determining those James River stockholders who are entitled to notice of and to vote at the special meeting. Only holders of James River common stock of record on the books of James River at the close of business on May 17, 2001 have the right to receive notice of and to vote at the special meeting. On the record date, there were __________ shares of James River common stock issued and outstanding held by approximately _____ holders of record.

     At the special meeting, James River stockholders will have one vote for each share of James River common stock owned on the record date. The holders of a majority of the shares of James River common stock outstanding and entitled to vote at the special meeting must be present in order for a quorum to exist at the special meeting.

          To determine if a quorum is present, James River intends to count the following:

          > shares of James River common stock present at the special meeting either in person or by proxy;

          > shares of James River common stock present in person at the special meeting but not voting; and

          > shares of James River common stock for which it has received proxies but with respect to which holders of shares have abstained on any matter.

Approval of the merger requires the affirmative vote of more than two-thirds of the votes entitled to vote at the special meeting.

     Only a broker can vote shares of James River common stock held in street name for customers who are beneficial owners of such shares. Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares to approve the merger without specific instructions from their customers. Each broker will provide instructions on how to vote to each of its customers. Any abstention, non-voting share or "broker non-vote" will have the same effect as a vote AGAINST the approval of the merger. Therefore, it is imperative that you provide your broker with voting instructions. If your shares are held in a street name and you plan to attend the special meeting and vote in person, you must contact your broker for instructions on how to vote in person.

     Properly executed proxies that James River receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE MERGER AND THE PROXY HOLDER MAY VOTE THE PROXY IN ITS DISCRETION AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE SPECIAL MEETING, AS DIRECTED BY THE JAMES RIVER'S BOARD OF DIRECTORS. IF NECESSARY, THE PROXY HOLDERS MAY VOTE IN FAVOR OF A PROPOSEL TO ADJOURN THE SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL AT THE TIME OF THE SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED AGAINST APPROVAL OF THE MERGER IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES.

     A James River stockholder who has given a proxy solicited by James River's board of directors may revoke it at any time prior to the time a vote is taken at the special meeting by giving written notice of revocation to the Corporate Secretary of James River. All written notices of revocation and other communications with respect to revocation of proxies should be sent to:
James River Bankshares, Inc., 1514 Holland Road, Suffolk, Virginia  23434,
Attention:  Donald W. Fulton, Jr., Corporate Secretary.

     On the record date, James River's directors and executive officers, including affiliated entities, owned, or had voting or investment power over, _________ shares or approximately ____% of the outstanding shares of James River common stock. These shares represent approximately __% of the shares required to approve the merger.

     Each of the directors of James River has entered into an agreement with First Virginia in which he or she has agreed to vote the shares of James River common stock over which the director has voting authority (other than in a fiduciary capacity) in favor of the merger. On the record date, the James River directors owned ________ shares, or approximately ___% of the outstanding shares of James River common stock.

     On the record date, none of the directors or executive officers of First Virginia or entities they control, owned, or had voting or investment power over, any shares of James River common stock. First Virginia held no shares of James River common stock other than in a fiduciary capacity for others, or as a result of debts previously contracted, and James River held no shares of James River common stock other than in a fiduciary capacity for others with respect to which it has sole or shared voting power.

Solicitation of Proxies

     Directors, officers and employees of James River may solicit proxies by mail, in person, or by telephone or telegraph. They will receive no additional compensation for such services. James River may, however, hire a professional proxy solicitor who will receive a fee for its services. James River may also make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of James River common stock held of record by such persons. James River will reimburse any such brokers, custodians, nominees, and fiduciaries for the reasonable out-of-pocket expenses incurred by them for such services. James River will pay its own expenses in connection with the merger. See "THE MERGER - Expenses and Fees" on page 48.

No Dissenters' Rights

     As a James River stockholder, you will not have any statutory dissenters' rights in connection with the merger.

Recommendation

     James River's board of directors has unanimously approved the merger agreement, the related plan of merger and the merger and believes that the proposal to approve the merger agreement, the related plan of merger and the merger, is in the best interests of James River and its stockholders. James River's board of directors recommends that you vote FOR approval of the merger agreement, the related plan of merger and the merger.


                                 THE MERGER

     The following information describes material aspects of the merger.
This description does not provide a complete description of all the terms and conditions of the merger agreement and the related plan of merger. It is qualified in its entirety by the Appendices hereto, including the text of the merger agreement and the related plan of merger, which are attached as Appendices A and B, respectively, to this proxy statement-prospectus. The merger agreement and the related plan of merger are incorporated into this proxy statement-prospectus by reference. You are urged to read the Appendices in their entirety.

General

     The merger agreement provides for the acquisition of James River by First Virginia pursuant to the merger of James River with and into First Virginia.

     If we complete the merger, you will receive for each of your shares of James River common stock either (1) .51 of a share of First Virginia common stock and associated preferred stock purchase rights or (2) at your election, but subject to limitations, $24.00 in cash.

     The value of the shares of First Virginia common that will be issued in the merger will depend upon the market price of First Virginia common stock, which is certain to fluctuate before and after we complete the merger. The chart below demonstrates various possible market prices of First Virginia common stock and the corresponding value to be received in exchange for one share of James River common stock based on the .51 exchange ratio.

                 Possible Market Price           Value Per Share
                   of First Virginia              of James River
                      Common Stock                  Common Stock
                 ----------------------          ----------------

                        $50.00 ..................... $25.50
                         49.00 .....................  24.99
                         48.00 .....................  24.48
                         47.00 .....................  23.97
                         46.00 .....................  23.46
                         45.00 .....................  22.95
                         44.00 .....................  22.44
                         43.00 .....................  21.93
                         42.00 .....................  21.42
                         41.00 .....................  20.91
                         40.00 .....................  20.40
                         39.00 .....................  19.89
                         38.00 .....................  19.38

         On March 2, 2001, the last trading day before we entered into the merger agreement, the closing price of First Virginia common stock was $46.10 and on May __, 2001, the last practicable date before the mailing of this proxy statement-prospectus, the closing price of First Virginia common stock was $_____. The value of the cash consideration that First Virginia will pay in the merger will have a fixed value of $24.00 per share. For more information on recent market prices of First Virginia common stock and James River common stock see "COMPARATIVE MARKET PRICES AND DIVIDENDS" on page 59.

     First Virginia will not issue any fractions of shares of common stock. Rather, First Virginia will pay cash (without interest) for any fractional share interest any James River stockholder would otherwise receive in the merger. The cash payment will be in an amount equal to the fraction multiplied by the average closing price of First Virginia common stock on the New York Stock Exchange for the ten-day trading period ending on the day the merger is completed.

Cash Election Feature

     If you wish to receive cash in exchange for some or all of your shares of James River common stock, you must make an election to receive this consideration. If you do not make this election, you will receive .51 of a share of First Virginia common stock for each of your shares of James River common stock.

     To make a cash election for some or all of your James River shares, you must follow the procedures described in "- Procedures for Making a Cash Election" below.

     First Virginia will only exchange for cash up to 40% of the shares of James River common stock that are outstanding immediately before we complete the merger. If First Virginia receives cash elections for more than this percentage of shares, the cash will be apportioned as follows:

     > stockholders who have elected to receive cash for all of their James River shares and who hold 100 or fewer James River shares will receive cash for all of their shares;

     > after the stockholders described in the preceding bullet point are paid their cash consideration, First Virginia will determine the number of remaining James River shares that may be exchanged for cash;

     > First Virginia will then calculate a ratio equal to the number of remaining James River shares that may be exchanged for cash divided by the total number of remaining shares for which James River stockholders made a cash election; and

     > First Virginia will then exchange for cash consideration that number of each electing stockholder's remaining shares subject to a cash election equal to the number of shares as to which the stockholder made an election multiplied by the ratio referred to in the preceding bullet point.

Procedures for Making a Cash Election

     An election form, which includes customary transmittal materials, is being delivered with this proxy statement-prospectus to each holder of record of James River common stock as of the record date for the special meeting. The election form specifies that delivery will be effected, and risk of loss and title to the certificates representing shares of James River common stock will pass, only upon proper delivery of those certificates to the exchange agent.

     Each election form permits a holder (or the beneficial owner through appropriate and customary documentation and instructions) of shares of James River common stock to elect to receive cash with respect to all or a portion of such holder's shares of James River common stock.

     Any shares of James River common stock with respect to which the holder has not made a valid cash election before a vote is taken at the special meeting will be converted into shares of First Virginia common stock upon completion of the merger.

     First Virginia will make available one or more election forms as may be reasonably requested by all persons who become holders (or beneficial owners) of James River common stock between the record date for the special meeting and the close of business on the business day prior to the special meeting.

     A cash election will be properly made only if the exchange agent, or its representative, actually receives a properly completed election form by the time a vote is taken at the special meeting. You must submit with your election form the James River common stock certificate(s) (or customary affidavits and satisfactory indemnification agreements regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) that represent the shares of James River common stock with respect to which you are electing to receive cash, together with the duly executed transmittal materials included in the election form. You may revoke or change your election form at or prior to the time a vote is taken at the special meeting. In the event an election form is revoked prior to the time a vote is taken at the special meeting, the shares of James River common stock represented by such election form will be treated like other shares of James River common stock with respect to which no cash election is made. Subject to the terms of the merger agreement and of the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. Neither First Virginia nor the exchange agent will be under any obligation to notify any person of any defect in an election form.

     IF YOU WISH TO RECEIVE CASH FOR ANY OR ALL OF YOUR SHARES OF JAMES RIVER COMMON STOCK, THE EXCHANGE AGENT OR ITS REPRESENTATIVE MUST RECEIVE YOUR ELECTION FORM AND YOUR STOCK CERTIFICATE(S) (OR CUSTOMARY AFFIDAVITS AND SATISFACTORY INDEMNIFICATION AGREEMENTS REGARDING THE LOSS OR DESTRUCTION OF SUCH CERTIFICATES OR THE GUARANTEED DELIVERY OF SUCH CERTIFICATES) WITH THE APPROPRIATE TRANSMITTAL MATERIALS PRIOR TO THE TIME A VOTE IS TAKEN AT THE SPECIAL MEETING. A REPRESENTATIVE OF THE EXCHANGE AGENT WILL BE PRESENT AT THE SPECIAL MEETING TO RECEIVE YOUR ELECTION FORM.

Procedures for Exchanging Shares of James River Common Stock for First Virginia Common Stock

     As promptly as practicable after the completion of the merger, First Virginia will cause an exchange agent selected by First Virginia to mail to the former stockholders of James River who have not elected to receive cash in exchange for all of their James River shares, a letter of transmittal, together with instructions for the exchange of certificates representing shares of James River common stock for certificates representing shares of First Virginia common stock.

     Unless you have previously submitted or are submitting your stock certificates with a cash election form, you should not send in your James River certificates until you receive the letter of transmittal and instructions that the exchange agent will send after the completion of the merger. Upon surrender to the exchange agent of certificates for James River common stock to be exchanged for First Virginia common stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of James River common stock surrendering those items, a certificate or certificates representing the number of shares of First Virginia common stock to which that holder is entitled, if any, and a check for the amount to be paid instead of any fractional share of First Virginia common stock, without interest. The transmittal materials shall specify that risk of loss and title to the stock certificates representing shares of James River common stock will only pass upon proper delivery of such certificates to the exchange agent. After the merger is completed, to the extent permitted by law and except to the extent James River stockholders will receive cash for their shares of James River common stock, James River stockholders of record as of the time we complete the merger will be entitled to vote at any meeting of First Virginia stockholders the number of whole shares of First Virginia common stock into which their James River common stock has been converted, regardless of whether such have surrendered their James River common stock certificates. No dividend or other distribution payable after the completion of the merger with respect to First Virginia common stock, however, will be paid to the holder of any unsurrendered James River certificate until the holder properly surrenders such certificate.
Upon surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid instead of any fractional share interest will be delivered to such, in each case without interest.

     After we complete the merger, you will be unable to transfer your shares of James River common stock. If certificates representing shares of James River common stock are presented for transfer after the completion of the merger, they will be canceled and exchanged for shares of First Virginia common stock and a check for the amount due instead of any fractional share of First Virginia common stock deliverable in respect of those shares.

Effect of the Merger on James River Options

     When the merger becomes effective, each option granted under James River's stock plans that is outstanding will be converted into an option to purchase First Virginia common stock.

     First Virginia will assume each option you own in accordance with the terms of James River's stock plans and stock option or other agreement that evidences the option, except that:

     > First Virginia and its Management Compensation and Benefits Committee will be substituted for James River and the committee of James River's board of directors administering the James River plans;

     > each option assumed by First Virginia may be exercised only for shares of First Virginia common stock;

     > the number of shares of First Virginia common stock subject to the option will be equal to the number of shares of James River common stock subject to the option immediately before we complete the merger multiplied by the exchange ratio (with adjustments) and rounding down to the nearest whole share; and

     > the per share exercise price under each option will be adjusted by dividing it by the exchange ratio and rounding up to the nearest cent.

     For information with respect to stock options held by James River's management, see "____ Interests of Certain Persons in the Merger" on page 47.

First Virginia Repurchase Program

     First Virginia has a program in place pursuant to which it makes ongoing purchases of its common stock. These purchases are made in accordance with all applicable laws and regulations. In accordance with the SEC's Regulation M, First Virginia will be precluded from making any purchases of shares of its common stock from the day we mail this proxy statement-prospectus until the date of the special meeting.

Certain Federal Income Tax Consequences

     First Virginia and James River have not and do not intend to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the merger. The opinion of counsel, Kaufman & Canoles, as to certain of the expected federal income tax consequences of the merger is an exhibit to the registration statement which contains this proxy statement-prospectus and supports the following discussion of the anticipated federal income tax consequences of the merger to stockholders of James River. The opinion is based in part upon certain factual assumptions and upon certain factual representations made by First Virginia and James River, which representations tax counsel has relied upon and assumed to be true, correct and complete. If such representations are inaccurate, the opinion could be adversely affected. Opinions of tax counsel are not binding on the Internal Revenue Service or the courts, either of which could take a contrary position. This discussion is based on current law. Future legislative, judicial or administrative interpretations, which may be retroactive, could alter or modify the statements set forth herein. This discussion does not address, among other matters:

     (1)  state, local, or foreign tax consequences of the merger;

     (2) the tax consequences to James River stockholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities, and persons who hold their stock in a hedging transaction or as part of a straddle or conversion transaction;

     (3) the tax consequences affecting shares of James River common stock acquired upon the exercise of stock options, stock purchase plan rights, or otherwise as compensation;

     (4) the tax consequences to holders of options to acquire shares of James River common stock; and

     (5) the tax consequences to First Virginia and James River of any income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

     Assuming that the merger is consummated in accordance with the merger agreement, it is anticipated that the following federal income tax consequences will occur:

     (1)  The merger will constitute a reorganization within the meaning of
          Section 368(a) of the Internal Revenue Code;

     (2) No gain or loss will be recognized by James River or First Virginia upon the transfer of James River's assets to First Virginia pursuant to the merger and the assumption by First Virginia of the liabilities of James River pursuant to the merger.

     (3) No gain or loss will be recognized by the James River stockholders who exchange all of their shares of James River common stock for First Virginia common stock pursuant to the merger, except that a gain or loss will be recognized on the receipt of any cash in lieu of a fractional share;

     (4) The tax basis of First Virginia common stock to be received by the James River stockholders who exchange all of their shares of James River common stock solely for First Virginia common stock (including a fractional share interest in First Virginia common stock deemed received and redeemed) in the merger, will be the same as the tax basis of the James River common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received);

     (5) The holding period of the First Virginia common stock to be received by James River stockholders, who exchange all of their James River common stock solely for First Virginia common stock (including a fractional share interest in First Virginia common stock deemed received and redeemed) in the merger, will include the holding period of the James River common stock surrendered in exchange therefor, provided that such James River shares were held as a capital asset by the James River stockholders on the date of the exchange; and

     (6) With respect to James River common stock exchanged for cash pursuant to a cash election, if the James River stockholder owns no First Virginia common stock immediately after the merger, either directly or through the application of constructive ownership rules of the Internal Revenue Code, the James River stockholder will recognize gain or loss in the amount equal to the difference between the amount of such cash and the adjusted basis of the James River stock surrendered.

     (7) With respect to James River common stock exchanged for cash pursuant to a cash election effective with respect to only part of a stockholder's James River common stock holdings, the stockholder will recognize income. The treatment of such income will depend on the facts and circumstances of each case. The James River stockholder making such a partial cash election should consult with his or her tax advisor.

     Tax consequences of the merger may vary depending upon the particular circumstances of each James River stockholder. Accordingly, you are urged to consult with your own tax advisors as to the specific tax consequences to you because of the merger, including the applicability and effect of state, local, and foreign tax laws.

Background of and Reasons for the Merger

     Background of the Merger. Since James River's formation in 1995, significant changes have occurred in the financial services industry, both nationally and in the Commonwealth of Virginia. Increased competition from banking and nonbanking competitors, including brokerage firms, credit unions, insurance companies, mutual funds and other lending institutions, together with the increased importance of new technology in the delivery of banking services and products, present increased challenges for community banks.

     In the summer of 2000, the James River board of directors considered those trends, as well as specific factors impacting James River's stockholder value. James River's common stock was thinly traded, which reduced stockholders' liquidity and magnified the potentially negative impact of an attempted sale of a large block. In addition, like many community bank stocks, James River's common stock experienced a significant price decline in 1999 and, while it improved in 2000, it was still trading significantly below the levels at which it traded prior to 1999. The James River board of directors recognized that as multi-state and regional banks and financial institutions merge, the number of potential purchasers of James River would continue to shrink. Finally, the James River board of directors was concerned that a proposed change in the financial accounting standards that would prohibit "pooling of interests" treatment in accounting for mergers could adversely affect the value of future merger transactions. As a result of these factors, the James River board of directors decided to discuss strategic options with an investment banker.

     Representatives of Keefe, Bruyette & Woods, Inc. or KBW, which specializes in investment banking for the banking and financial services industries, made a presentation to the James River board of directors at a special meeting on November 3, 2000. The presentation included an analysis of James River's strengths and weaknesses, the banking market in general, and the opportunities available to James River as a purchaser of community banks, as a partner in a "merger of equals," and as a seller to a larger financial institution. Following the presentation and numerous questions of KBW, the directors and management discussed the information presented. The James River board of directors concluded that it was in the best interest of James River's constituencies to explore selling opportunities, provided the purchaser was an attractive financial institution and a target price could be achieved.

     James River's board of directors consulted a second investment banking firm that specializes in the banking and financial services industries, which made a similar presentation to the executive committee on December 4, 2000.

     Harold U. Blythe, President and Chief Executive Officer of James River, requested engagement proposals from both firms. Ultimately, KBW negotiated a contract with James River that Mr. Blythe signed on December 13, 2000. KBW promptly conducted due diligence, prepared a confidential memorandum and developed a list of potential purchasers geographically located from Pennsylvania through Alabama. After review, management authorized KBW to solicit the listed firms. Representatives of KBW contacted the potential purchasers, obtained confidentiality agreements and distributed copies of the confidential memorandum.

     Three potential purchasers requested meetings with James River's management. The first was First Virginia. On January 26, 2001, Mr. Blythe and Donald Fulton, Jr., James River's Chief Financial Officer, met with Barry Fitzpatrick, the Chairman and President of First Virginia, and Richard Bowman, the Chief Financial Officer of First Virginia, at First Virginia's offices. The executives discussed in general terms the business and operating philosophies of the two companies, the structural and general personnel issues relating to a potential merger transaction, and other merger-related matters, but did not discuss pricing of the transaction. Following the meeting, two additional First Virginia executives joined the group for lunch.

     On January 31, 2001, the James River executive committee met informally with the Executive Vice President and Chief Financial Officer of another regional financial institution, which we will refer to as the "second potential purchaser," and on February 1, 2001, Messrs. Blythe and Fulton had dinner with representatives of a third potential purchaser. In each of these meetings, the discussion was general and did not involve pricing.

     KBW established February 5, 2001, as the deadline for expressions of interest and First Virginia and the second potential purchaser each submitted proposals. First Virginia indicated a range of exchange ratios valued between $20 to $24 per share of James River common stock.

     At a special meeting of the James River board of directors on February 7, 2001, representatives of KBW presented an analysis of the market for bank acquisitions in the Mid-Atlantic region, including an analysis of two recently announced sales of regional bank holding companies. KBW presented First Virginia's and the second potential purchaser's expressions of interest, analyzed the proposed consideration and other terms in comparison to both the market and James River's opportunities if it remained independent. The board of directors asked extensive questions of KBW regarding the proposed terms, the likely benefits and risks associated with each potential purchaser, the manner in which each potential purchaser would likely integrate James River into its organization, and the market for each potential purchaser's stock. In addition, KBW discussed the alternatives available to James River if it remained independent and continued to develop its franchise and the resulting impact on stockholder value. After this lengthy discussion, the James River board of directors authorized KBW to go back to both parties and ask each of them to consider increasing the proposed consideration, which KBW did.

     On February 14, 2001, First Virginia clarified its offer and proposed an all-stock transaction with an exchange ratio of .50 shares of First Virginia common stock for each share of James River common stock. On the evening of February 14, 2001, First Virginia amended its offer and proposed an exchange ratio of .51 shares of First Virginia common stock for each share of James River common stock, which had a value of $24.03 based on the closing price of First Virginia's stock on February 13, 2001, of $47.11 per share.

     On the evening of February 15, 2001, James River's board of directors held a special meeting at the offices of KBW to consider the potential purchasers' responses. KBW presented detailed information comparing the two potential purchasers, including each of their financial condition, operations, stock performance, dividend history, business strategy and likely future opportunities. The board of directors actively asked questions of KBW's representatives. Following the discussion, the James River board of directors considered all of the opportunities presented to them, specifically, to continue negotiating with one or both potential purchasers, or to elect to remain independent and discontinue discussions. After discussing these choices, the board of directors determined that it was in the best interest of James River's stockholders and other constituencies that it continue negotiations with First Virginia. KBW, along with James River's attorneys and executives, were directed to pursue negotiations.

     From February 15, 2001 through March 2, 2001, negotiations were held on a proposed definitive agreement and stock option agreement. During this period, First Virginia made it clear that the stock option agreement was required as a condition to First Virginia's willingness to enter into a definitive merger agreement. First Virginia also indicated that it was preparing a support agreement to be signed by each of James River's directors, also a condition to the merger. In order to provide a measure of price protection to James River's stockholders, First Virginia offered James River stockholders the alternative to receive $24.00 in cash per share of James River common stock subject to the condition that not more than 40% of James River's outstanding shares elect cash consideration. On March 1, 2001, Messrs. Fulton and Spencer participated in a conference call with KBW and Mr. Bowman to conduct due diligence of First Virginia.

     On March 2, 2001, the James River board of directors met at 10:00 a.m. at the Airfield Conference Center in Wakefield, Virginia. Representatives of KBW and Kaufman & Canoles, James River's legal counsel, attended the meeting. A representative of Kaufman & Canoles presented in detail each section of each merger document. With regard to the stock option agreement, the representative explained that First Virginia required the option as a condition to entering into the merger agreement. Throughout the presentation, representatives of Kaufman & Canoles and KBW responded to numerous questions and comments from James River's board of directors. Following this discussion, Mr. Blythe explained that the board of directors would not be asked to vote on the agreements at that meeting, but would be asked to review the agreements and be prepared to vote the next time the board of directors convened.

     Representatives of KBW made a presentation to the James River board of directors on the proposed transaction, the current bank merger and acquisition environment, and the results of various financial analyses KBW had prepared in connection with the proposed transaction. KBW then delivered its opinion that the .51 exchange or $24.00 cash (for up to 40% of the James River shares) was fair to the James River stockholders from a financial point of view. KBW representatives answered questions raised by the directors regarding the presentation.

     On Saturday, March 3, 2001, at 2:00 p.m., the James River board of directors convened for a special meeting at the executive offices of James River in Suffolk, Virginia. A representative from Kaufman & Canoles attended the meeting to answer questions. Following a thorough discussion, the James River board of directors determined that the merger was in the best interest of James River and its stockholders, and approved the proposed definitive agreement and stock option agreement. Following the board of director's approval, each director executed a support agreement and Messrs. Blythe and Fulton executed the stock option agreement and merger agreement on behalf of James River.

     Reasons for the Merger.

     James River. In approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, the James River board of directors considered a number of factors, including the following:

     > The relationship of the consideration to be received in the merger to recent and historical market prices of James River common stock. The $24.00 cash consideration value represented a 61.3% premium over the $14.88 closing price of the shares of James River common stock on March 2, 2001. The James River board of directors also considered the form of consideration to be paid to holders of shares of James River common stock in the merger, taking into account the choice of consideration to be received, as well as the fact that those stockholders who do not elect the cash consideration will become holders of First Virginia common stock and participate in the future prospects of the combined businesses of First Virginia and James River.

     > Presentations from and the opinion delivered by KBW dated March 2, 2001, that, based upon and subject to the considerations and assumptions as stated in the opinion, the consideration to be received by holders of shares of James River common stock pursuant to the merger agreement is fair, from a financial point of view, to such holders. The analyses performed by KBW are described under "- Opinion of James River's Financial Advisor" on page 32. A copy of KBW's opinion is attached to this proxy statement-prospectus as Appendix C and is incorporated in this document by reference. YOU ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. The James River board of directors was aware that KBW would become entitled to certain fees described under "- Opinion of James River's Financial Advisor" upon consummation of the merger.

     > The current and historical financial condition and results of operations of James River, as well as the prospects and strategic objectives of James River, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the financial services industry in which James River's business operates.

     > The current and historical financial condition and results of operations of First Virginia, as well as the prospects and strategic objectives of First Virginia, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which First Virginia's businesses operate.

     > The fact that the combination of the businesses of James River with those of First Virginia is expected to lead to potential cost savings and other synergies.

     > The fact that the merger would not be subject to a financing condition and that First Virginia has the financial capacity to consummate the merger.

     > The presentations of James River's management, KBW and the James River board of directors' review with respect to trends in the industry in which James River's business operates and the strategic alternatives available to it, including James River remaining an independent company, the possibility of acquisitions or mergers with other companies in this industry and other transactions, as well as the risks and uncertainties associated with the strategic alternatives available to James River.

     > The anticipated timing of consummation of the transactions contemplated by the merger agreement.

     > The obligations of First Virginia and James River to consummate the merger being subject to customary conditions. The James River board of directors also considered the likelihood of obtaining required regulatory approvals without undue conditions or delay.

     > The fact that for stockholders who only receive stock consideration, the merger would be treated as a tax-free exchange of James River common stock for First Virginia common stock for federal income tax purposes.

     First Virginia. In approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, the First Virginia board of directors considered a number of factors including the following:

     > Information concerning the business, operations, earnings, and financial condition of James River.

     > Various financial aspects of the merger as reported by First Virginia's management, including (1) an evaluation of pricing aspects of the merger including pricing characteristics of other merger transactions involving financial services companies and (2) the anticipated accounting treatment of the merger as a purchase.

     > Various nonfinancial aspects of the merger, including the treatment of the merger as a tax-free exchange of James River common stock for First Virginia common stock for federal income tax purposes and the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

     > That the combination of James River and First Virginia would augment the market share of existing First Virginia subsidiary banks and would extend the corporation's market to areas adjacent to First Virginia's existing geographic locations in Virginia, and would give First Virginia the first, second or third largest deposit market shares in seven of the 15 counties or cities in which James River has branches.

     > The similarities between James River's asset quality, capital level and operating philosophy and First Virginia's.

     > The ability of First Virginia to achieve after-tax cost savings of approximately $3.975 million through the elimination of overlapping branch office locations and duplicate administrative and back office processing expenses.

     > The ability of First Virginia to expand and enhance upon the services available to James River's customers, especially in the area of electronic and computer banking services.

     > First Virginia's expectation that the merger with James River would be accretive to earnings per share and will enhance First Virginia's capital, assets and market penetration.

Opinion of James River's Financial Advisor

     James River engaged Keefe, Bruyette & Woods, Inc. to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist James River in analyzing and effecting a transaction with First Virginia. James River selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with James River and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

     On March 2, 2001, the James River board of directors held a meeting to evaluate the proposed merger with First Virginia. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) that, as of that date, the consideration to be paid in the merger was fair to James River and its stockholders from a financial point of view.

     The full text of KBW's written opinion dated March 2, 2001 is attached as Appendix C to this proxy statement-prospectus and is incorporated into this proxy statement-prospectus by reference. James River's stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

     KBW's OPINION IS DIRECTED TO THE JAMES RIVER BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO THE JAMES RIVER STOCKHOLDERS. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY JAMES RIVER STOCKHOLDER AS TO HOW THE STOCKHOLDER SHOULD VOTE AT THE JAMES RIVER SPECIAL MEETING ON THE MERGER OR ANY RELATED MATTER.

     In rendering its opinion, KBW:

     >    reviewed, among other things,

               the merger agreement,

               annual reports to stockholders and Annual Reports on Form 10-K of First Virginia,

               annual reports to stockholders and Annual Reports on Form 10-K of James River,

               Quarterly Reports on Form 10-Q of First Virginia,

               Quarterly Reports on Form 10-Q of James River;


     > held discussions with members of senior management of James River and First Virginia regarding past and current business operations, regulatory relationships, financial condition, and future prospects of James River and First Virginia.

     > reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for James River and First Virginia and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

     > compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

     >    performed other studies and analyses that KBW considered appropriate.

     In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of James River as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for First Virginia and James River are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of First Virginia or James River, and KBW did not examine any books and records or review individual credit files.

     The projections furnished to KBW and used by it in certain of its analyses were prepared by James River's senior management. James River does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

     For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

     > the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

     > the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

     > each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

     > all conditions to the completion of the merger will be satisfied without any waivers; and

     > in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

     KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. KBW's opinion is not an expression of an opinion as to the prices at which shares of James River common stock or shares of First Virginia common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

     In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, James River and First Virginia. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the James River board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the James River board of directors or management of James River with respect to the fairness of the exchange ratio.

     The following is a summary of the material analyses presented by KBW to the James River board of directors on March 2, 2001 in connection with its March 2, 2001 oral opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the James River board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

     Transaction Summary. KBW calculated the merger consideration to be paid as a multiple of James River's book value per share and last twelve months' earnings per share and as a "Core Deposit Premium." Core Deposit Premium equals the difference between the aggregate merger consideration and James River's tangible equity divided by total domestic, non-brokered deposits less time deposit accounts greater than $100,000. The merger consideration was based on an exchange ratio of 0.51 First Virginia common stock for 60% of the diluted shares of James River common stock and $24.00 in cash for the remaining 40% of the diluted shares of James River common stock. Based on these assumptions, this analysis indicated that James River stockholders would receive shares of First Virginia common stock and cash worth $23.58 for each share of James River common stock held, and that this amount would represent a multiple of 1.95 times book value per share, 18.1 times last twelve months' earnings per share, and a core deposit premium of 14.8%. KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items.

     KBW also analyzed the per share transaction value as a premium to the closing price of James River common stock prior to the announcement of the merger. The analyses performed indicated the per share transaction value as a premium to the closing price of James River common stock on March 1, 2001 was 62.6%.

     Selected Transaction Analysis. KBW reviewed certain financial data related to a set of comparable regional bank transactions with announced value greater than $50 million since January 31, 2000 (13 transactions).

     KBW compared multiples of price to various factors for the First Virginia/James River merger to the same multiples for the comparable group's mergers at the time those mergers were announced. The results were as follows:

                          Comparable Transactions:


                                Average  Minimum  Maximum  First Virginia /
                                                           James River Merger
                                -------  -------  -------  ------------------

Premium to Market Price           30.2%    9.8%    67.0%         62.6%

Price / Book Value               214.7   122.0    296.5         194.6

Core Deposit Premium              16.6     8.8     27.3          14.8

Price / Latest Twelve Months' EPS 16.4x   13.2x   23.4x         18.1x


     KBW also analyzed the financial data for the period ended December 31, 2000, for James River and the twelve months reporting period prior to the announcement of each transaction for each acquiree in the Selected Transactions Analysis. The results were as follows:

                           Comparable Acquirees:


                                  Average  Minimum  Maximum  James River
                                  -------  -------  -------  -----------

Equity / Assets                     9.12%   4.79%    16.61%     10.70%

NPA's + 90 days / Assets            0.53    0.25      0.79       0.55

Return on Average Assets            1.19    0.68      1.64       1.20

Return on Average Equity           13.24    8.53     18.20      11.35

Net Interest Margin                 4.24    2.91      5.14       4.94

Efficiency Ratio                   57.85   47.99     66.28      63.52


     No company or transaction used as a comparison in the above analysis is identical to First Virginia, James River or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

     Discounted Dividends Analysis. Using a discounted dividends analysis, KBW estimated the present value of the future stream of dividends that James River could produce over the next five years, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management and an assumed level of expense savings was achieved. KBW then estimated the terminal values for James River stock at the end of the period by applying multiples ranging from 13.0x to 15.0x projected earnings in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 14.0% to 18.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of James River common stock. This discounted dividend analysis indicated reference ranges of between $20.95 and $27.72 per share of James River common stock. These values compare to the consideration offered by First Virginia to James River in the merger of $23.58 per share of James River common stock based on the market value of First Virginia common stock on March 1, 2001.

     Relative Price/Earnings Ratio. KBW also analyzed the quarter-end price of First Virginia common stock relative to the split-adjusted KBW earnings estimate for the coming twelve months from March 31, 1996 to March 1, 2001. KBW then compared the First Virginia forward price earnings ratio to that of the Keefe Bank Index over the five-year period. In all but three quarters, the First Virginia forward price-earnings multiple traded at a premium to the Keefe Bank Index price-earnings multiple. On average, First Virginia's forward price-earnings multiple was 2.3 greater than the Keefe Bank Index's. At March 1, 2001, First Virginia's forward price-earnings multiple was 14.5x versus 14.0x for the Keefe Bank Index.

     Selected Peer Group Analysis. KBW compared the financial performance and market performance of First Virginia to those of a group of comparable holding companies. The comparisons were based on:

     >    various financial measures:

                    earnings performance,

                    operating efficiency,

                    capital, and

                    asset quality; and

     >    various measures of market performance including:

                    price to book value,

                    price to earnings, and

                    dividend yields.

To perform this analysis, KBW used the financial information as of and for the quarter ended December 31, 2000 and market price information as of March 1, 2001. The 11 companies in the peer group were US regional banks with total assets ranging from $3.0 billion to $20.0 billion.

     KBW's analysis showed the following concerning First Virginia's financial performance:

                            Selected Peer Group:

                                 Average  Minimum  Maximum  First Virginia
                                 -------  -------  -------  --------------

Return on Average Equity          14.77%   7.03%    20.18%       14.09%

Return on Average Assets           1.24    0.66      2.11         1.48

Net Interest Margin                4.07    3.07      5.26         4.96

Efficiency Ratio                     58      45        72           59

Leverage Ratio                     8.34    6.63     12.15         8.99

Equity / Assets                    8.54    5.73     13.13        10.43

Loans / Deposits                     96      79       116           81

NPAs / Assets                      0.33    0.10      0.44         0.23

Loan Loss Reserve / NPAs            260     170       884          322

Loan Loss Reserve / Total Loans    1.31    1.08      2.07         1.10


     KBW's analysis showed the following concerning First Virginia's market performance:

                            Selected Peer Group:

                                 Average  Minimum  Maximum  First Virginia
                                 -------  -------  -------  --------------

Price / Book Value per Share      201%     122%      415%         213%

Price / 2001 GAAP Estimated EPS  13.1x    11.0x     17.1x        14.5x

Price / 2001 Cash Estimated EPS  12.2     10.0      17.0         13.1

Price / 2002 GAAP Estimated EPS  12.0     10.0      15.0         13.6

Price / 2002 Cash Estimated EPS  11.3      9.3      14.9         12.3

Dividend Yield                    3.3%     1.1%      5.9%         3.3%


     KBW also compared the financial performance and market performance of James River to those of a group of comparable holding companies. The comparisons were based on:

     >    various financial measures:

                    earnings performance,

                    operating efficiency,

                    capital, and

                    asset quality; and

     >    various measures of market performance including:

                    price to book value,

                    price to earnings, and

                    dividend yields.

To perform this analysis, KBW used the financial information as of and for the quarter ended December 31, 2000 and market price information as of March 1, 2001. The 12 companies in the peer group were banks located in Virginia with total assets ranging from $300 million to $1 billion.

     KBW's analysis showed the following concerning James River's financial performance:

                            Selected Peer Group:

                                    Average  Minimum  Maximum  James River
                                    -------  -------  -------  -----------

Return on Average Equity             13.80%   10.44%   16.86%     11.35%

Return on Average Assets              1.28     0.62     1.76       1.20

Net Interest Margin                   4.45     3.26     5.27       4.94

Efficiency Ratio                        59       48       71         64

Leverage Ratio                        9.70     6.02    12.00      10.25

Equity / Assets                       9.24     4.86    11.70      10.70

Loans / Deposits                        82       62       93         83

NPAs / Assets                         0.27     0.06     0.58       0.48

Loan Loss Reserve / NPAs               342      188    1,214        211

Loan Loss Reserve / Total Loans       1.25     0.88     1.54       1.42


     KBW's analysis showed the following concerning James River's market performance:
                            Selected Peer Group:

                                    Average  Minimum  Maximum  James River
                                    -------  -------  -------  -----------
Price / Book Value per Share          148%     114%     218%       120%

Price / LTM GAAP EPS                 10.8x     9.6x    13.1x      11.2x

Price / LTM Cash EPS                 10.6      9.2     13.1       10.7

Dividend Yield                        3.2%     0.0%     4.3%       3.9%


     Contribution Analysis. KBW analyzed the relative contribution of each of James River and First Virginia to the pro forma balance sheet and income statement items of the combined entity, including assets, loans, deposits, latest twelve months' earnings, and estimated 2001 net income. KBW relied on First Call projections for First Virginia's and management estimates for James River's 2001 net income. KBW compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for James River based on an exchange ratio of 0.51 for 100% of the diluted shares of James River common stock. The results of KBW's analysis are set forth in the following table:

                      Category                First Virginia     James River
            ----------------------------     ----------------   -------------

            Total Assets.................          94.9%             5.1%

            Gross Loans..................          94.6              5.4

            Total Deposits...............          94.7              5.3

            Latest Twelve Months' Earnings         95.9              4.1

            2001 Estimated Net Income....          95.7              4.3

            Estimated Pro Forma Ownership          95.1              4.9


     Financial Impact Analysis. KBW performed pro forma merger analysis that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of pro forma company. This analysis indicated that the merger is expected to be dilutive to First Virginia's estimated GAAP earnings per share and accretive to First Virginia's estimated cash earnings per share in 2001. For 2002, the merger is expected to be accretive to First Virginia's estimated GAAP and cash earnings per share. The analysis also indicated that the merger is expected to be accretive to First Virginia's book value per share and dilutive to tangible book value per share. This analysis was based on First Call's 2001 and 2002 published earnings estimates and on First Virginia management's estimates of the Expected Savings. For all of the above analyses, the actual results achieved by pro forma company following the merger will vary from the projected results, and the variations may be material.

     Other Analyses. KBW reviewed the relative financial and market performance of First Virginia and James River to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance, stock liquidity and research coverage for First Virginia.

     The James River board of directors has retained KBW as an independent contractor to act as financial adviser to James River regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, James River and First Virginia. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of James River and First Virginia for KBW's own account and for the accounts of its customers.

     James River and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. James River agreed to pay KBW at the time of closing a cash fee equal to 0.80% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of James River in the transaction. Pursuant to the KBW engagement agreement, James River also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Effective Time of the Merger

     Subject to the conditions to the obligations of the parties to effect the merger, the merger will become effective and will be complete on the date and at the time specified in the articles of merger reflecting the merger to be filed with the State Corporation Commission of the Commonwealth of Virginia. We anticipate that we will complete the merger early in the third quarter of 2001; however, delays could occur. The merger agreement provides that unless First Virginia and James River agree otherwise, the merger will be completed no later than five business days after the date of the special meeting.

     We cannot assure you that the necessary stockholder and regulatory approvals of the merger will be obtained or that other conditions to consummation of the merger can or will be satisfied. Either James River's or First Virginia's board of directors may terminate the merger agreement if we do not complete the merger by December 3, 2001, unless it is not completed because of the breach of the merger agreement by the party seeking termination. See "- Conditions to Consummation of the Merger" below and "- Waiver, Amendment, and Termination" on page 44.

Conditions to Consummation of the Merger

     First Virginia and James River are required to complete the merger only after the satisfaction of various conditions. These conditions include:

     >    the holders of more than two-thirds of the shares of James River common stock outstanding and entitled to vote must approve the merger;

     > First Virginia must receive (1) the approval of the Federal Reserve, and all applicable waiting periods associated with such approval must expire, and (2) the approval of the Bureau of Financial Institutions of the Virginia State Corporation Commission, in each case, without any intervention or threatened action or conditions or restrictions or requirements that would materially impact the economic or business benefits of the transactions contemplated by the merger agreement as to render the completion of the merger inadvisable;

     > the representations and warranties of James River and First Virginia as set forth in the merger agreement must be true in all material respects as of the date we complete the merger;

     > James River and First Virginia must perform all obligations and comply with all covenants set forth in the merger agreement, in all material respects;

     > the absence of any action or proceeding, whether instituted or threatened, against First Virginia, James River or the transactions contemplated by the merger agreement, and any investigations or inquiries which may lead to such an action or proceeding;

     > The registration statement registering the shares of First Virginia common stock must be effective under the Securities Act of 1933, as amended;.

     > James River and First Virginia must each receive customary legal opinions from the other's counsel and James River must receive an opinion of its counsel as to certain tax matters; and

     > certain other conditions must be satisfied, including the receipt of various certificates from the officers of James River and First Virginia.

     We cannot assure you as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so.
If the merger is not effected on or before December 3, 2001, the board of directors of either James River or First Virginia may generally terminate the merger agreement and abandon the merger. See "- Waiver, Amendment, and Termination" on page 44.

Regulatory Approval

     The merger is subject to the prior approval of the Federal Reserve. In evaluating the merger, the Federal Reserve must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the merger if:

     > it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

     > its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner.

     But, if the Federal Reserve should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served, it may approve the merger. The merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

     The merger is also subject to the prior approval of the Virginia Bureau of Financial Institutions. By statute, the Virginia Bureau must determine:

     > whether the merger would be detrimental to the safety and soundness of First Virginia, James River and their subsidiary banks;

     > whether the First Virginia officers and directors are qualified to operate James River's Virginia bank subsidiaries;

     > whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts, or stockholders of First Virginia and James River; and

     >    whether the merger is in the public interest.

Waiver, Amendment, and Termination

     To the extent permitted by law, First Virginia and James River may agree, subject to the approval of their respective boards of directors, in writing to amend the merger agreement, whether before or after approval of the merger by the James River stockholders; provided, however, that after such stockholder approval, no amendments may be made which would change the exchange ratio or the $24.00 per share cash price, or otherwise change the amount or kind of consideration being paid in the merger without further stockholder approval. In addition, before or at the time the merger becomes effective, either James River or First Virginia, or both, may waive any default in the performance of any term of the merger agreement by the other party or may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the merger agreement. In addition, either First Virginia or James River may waive any of the conditions precedent to its obligations under the merger agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by an authorized officer of James River or First Virginia, as the case may be.

     At any time before the merger becomes effective, the boards of directors of First Virginia and James River may agree to terminate the merger agreement. In addition, either James River's board of directors or First Virginia's board of directors may terminate the merger agreement in the following circumstances:

     > in the event of a material breach by the other party of any material representation or warranty contained in the merger agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement);

     > in the event of a material breach by the other party of any material covenant or agreement contained in the merger agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement);

     > if the Federal Reserve or the Virginia Bureau of Financial Institutions denies approval of the merger, and the time limit for all appeals or requests for reconsideration has run (provided that the terminating party is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement);

     > if the stockholders of James River fail to approve the merger at the special meeting (provided that the terminating party is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement);

     > if the merger is not consummated by December 3, 2001, provided that the failure to consummate is not caused by any breach of the merger agreement by the party electing to terminate; or

     > if any of the conditions precedent to the obligations of a party to consummate the merger cannot be satisfied or fulfilled by December 3, 2001 (provided that the terminating party is not then in breach of any material representation, warranty, covenant or other agreement contained in the merger agreement).

     If the merger is terminated, the merger agreement and the related plan of merger will both become void and have no effect, except that certain provisions of the merger agreement, including those relating to the obligations to share certain expenses and maintain the confidentiality of certain information obtained, will survive. Termination of the merger agreement and the related plan of merger will not relieve any breaching party from liability for any breach of the merger agreement. The stock option agreement is governed by its own terms as to its termination. See "- Expenses and Fees" on page 48 and "- Stock Option Agreement" on page 49.

Conduct of Business Pending the Merger

     The merger agreement obligates James River and its subsidiaries to conduct their operations only in the ordinary and usual course of business, consistent with current practices, and to use their best efforts to maintain and preserve their business organization, employees and advantageous business relationships and retain the services of their executive officers. The merger agreement also prohibits James River and its subsidiaries from taking certain actions before we complete the merger. These prohibitions are listed in Section 4.2 of the merger agreement which is attached as Appendix A to this proxy statement-prospectus. The merger agreement authorizes James River to declare and pay regular quarterly dividends on the James River common stock at a rate of $.14 per share with usual payment dates; provided that James River must coordinate its dividend record and payment dates with First Virginia so that no James River stockholder receives a dividend from both First Virginia and James River in the quarter in which we complete the merger.

     James River has also agreed not to and not to allow its subsidiaries or any of their respective executive officers, directors, or agents to:

     > directly or indirectly, encourage, solicit, or initiate discussions or negotiations with any third party concerning any merger, sale of substantial assets, tender offer, sale of stock, or similar transaction, involving James River or any of its subsidiaries, an "acquisition proposal";

     > directly or indirectly, provide to any person, in connection with any acquisition proposal, any information not customarily provided to the public which concerns James River or its subsidiaries;

     > give any person access to the properties, books, or records or James River or its subsidiaries, in connection with a any acquisition proposal;


     > enter into any agreement with a third party in connection with an acquisition proposal; or

     >    otherwise assist any third party in making an acquisition proposal.

In addition, James River must promptly communicate with First Virginia the terms of any acquisition proposal it receives, including the identity of the offeror.

     However, the merger agreement also provides that James River may consider an acquisition proposal, if a majority of the James River board of directors has determined in good faith, on the advice of counsel, that the
board has a fiduciary duty to consider the proposal.   If James River does
consider such a proposal, it must provide written notice to First Virginia of its intention to do so within certain time periods contained in the merger agreement.

Management and Operations After the Merger

     The merger will not change the present management team or board of directors of First Virginia. Information concerning the management of First Virginia is included in the documents incorporated into this proxy statement-prospectus by reference. First Virginia will be the surviving corporation resulting from the merger and will continue to be governed by the laws of the Commonwealth of Virginia and operate in accordance with its articles of incorporation and bylaws See "WHERE YOU CAN FIND MORE INFORMATION." For additional information regarding the interests of certain persons in the merger, see "- Interests of Certain Persons in the Merger" below.

Interests of Certain Persons in the Merger

     Certain members of James River's management have interest in the merger that are in addition to their interest as James River stockholders and option holders.

     Directorships of Subsidiary Banks. The merger agreement provides that each member of the board of directors of James River will become a member of the board of directors of a First Virginia subsidiary bank serving the area where such director resides and will be eligible to continue serving on that board of directors through December 2002, at which time First Virginia will determine whether he should continue to serve as a director. Each nonemployee member of the board of directors of James River who serves as a director at one of First Virginia's subsidiary banks will continue receiving director fees at the same rate per meeting plus monthly retainer that the director received as a director of James River through the December board meeting in 2002. Following that meeting, such director (if retained) will then be paid the fees paid to other directors of that First Virginia subsidiary bank. Any James River director whose age exceeds the retirement age as of the date of the merger agreement or reaches the retirement age prior to December 2002, will continue to be eligible to serve as a director of one of First Virginia's subsidiary bank's board until December 2002, at which time such director will be subject to the retirement policy of that bank for directors.

     Following completion of the merger, those directors of James River subsidiary banks who are not directors of James River and who signed an agreement in which they agreed to vote the shares of James River common stock over which they had voting authority (other than in a fiduciary capacity) in favor of the merger, will become advisory board members for the First Virginia subsidiary bank that serves the area where they reside. For their services as an advisory board member, through December 2001, nonemployee directors will be paid directors' fees at the First Virginia advisory board director rate and a monthly retainer in the amount they currently receive as directors of one of James River's subsidiary banks. Following the December 2001 meeting, eligible James River directors who are reelected will then receive only the fees paid to other advisory directors of that First Virginia subsidiary bank. Those directors of James River's subsidiary banks whose age exceeds the retirement age for a bank director as of the date of the merger agreement or who reach the retirement age prior to December 2001, will continue to be eligible to serve on the advisory board (provided they have agreed to vote their shares in favor of the merger as discussed above), until December 2001, at which time they will be subject to the retirement policy of that bank for directors. The First Virginia subsidiary banks may discontinue the advisory boards after December 2002.

     Change of Control Agreements. Several of the executives of James River have employment agreements and deferred compensation plans that have change of control provisions which will become effective at the time the James River stockholders approve the merger agreement. Mr. Harold U. Blythe, President and Chief Executive Officer, Robert E. Spencer, Jr., Senior Vice President, and Donald W. Fulton, Jr., Senior Vice President and Chief Financial Officer, all have change of control provisions in their employment agreements which provide that upon a change of control, if they are not given reasonably equivalent acceptable duties and responsibilities, they may resign and receive 2.99 times their annual base compensation. Under their deferred compensation plans, if their employment is terminated without cause within a six-month period immediately preceding a change of control or the executive terminates for any reason within two years following the change of control, they would receive, in lieu of a lump sum, the full value of their retirement, death or disability benefits over a specified installment period beginning on the date of their retirement, death or disability, as applicable.

     Stock Options. Each of Messrs. Blythe, Spencer and Fulton owns options to purchase James River common stock which were issued under James River's 1996 Employee Stock Option Plan. Under their stock option agreements, all of Messrs. Blythe's, Spencer's and Fulton's stock options become immediately exercisable upon a change of control and will become immediately exercisable at the time the James River stockholders approve the merger agreement. If the merger is completed, those options will be converted, based on the exchange ratio, into options to purchase shares of First Virginia common stock. For information about the conversion of options to purchase James River common stock into options to purchase First Virginia common stock, see "- Effect of the Merger on James River Options" on page 24.

     The following table shows you how many options to purchase James River common stock each of Messrs. Blythe, Spencer and Fulton owned on the date of this proxy statement-prospectus.


                                     James River Stock     Weighted Exercise
                                        Options Held        Price per Option
                                     -----------------     ------------------
Harold U. Blythe                           35,330                  $13.49
Robert E. Spencer, Jr.                     23,500                   13.46
Donald W. Fulton, Jr.                      23,500                   21.02


Accounting Treatment

     It is anticipated that the merger will be accounted for as a "purchase," as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of James River as of the effective time of the merger will be recorded at their estimated respective fair values and added to those of First Virginia. Financial statements of First Virginia issued after the effective time of the merger will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of James River.

Expenses and Fees

     First Virginia and James River will each pay its own expenses in connection with the merger, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

Resales of First Virginia Common Stock

     First Virginia common stock to be issued to James River stockholders in the merger will be registered under the Securities Act of 1933, as amended. All shares of First Virginia common stock received by James River stockholders in the merger will be freely transferable after the merger by those James River stockholders who are not considered to be "affiliates" of James River or First Virginia. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with James River or First Virginia (generally, executive officers, directors, and 10% or greater stockholders).

     Rule 145, promulgated under the Securities Act of 1933, as amended, restricts the sale of First Virginia common stock received in the merger by affiliates of James River and certain of their family members and related entities. Under the rule, during the first calendar year after the merger becomes effective, affiliates of James River or First Virginia may resell publicly the First Virginia common stock they receive in the merger but only within certain limitations as to the amount of First Virginia common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of James River who are not affiliates of First Virginia may resell their shares without restriction. First Virginia must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended, in order for affiliates to resell, under Rule 145, shares of First Virginia common stock received in the merger. Affiliates also would be permitted to resell First Virginia common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an available exemption from the Securities Act of 1933, as amended, registration requirements. This proxy statement-prospectus does not cover any resales of First Virginia common stock received by persons who may be deemed to be affiliates of James River or First Virginia.

     James River has agreed to use its reasonable efforts to cause each person who may be deemed to be an affiliate of James River to execute and deliver to First Virginia prior to the effective time of the merger, an affiliate agreement intended to ensure compliance with the Securities Act of 1933, as amended. Each James River affiliate must agree not to sell, pledge, transfer or otherwise dispose of any First Virginia common stock received in the merger except in compliance with the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act of 1933, as amended. The stock certificates representing First Virginia common stock issued to affiliates in the merger may bear a legend summarizing these restrictions on transfer. See "- Conditions to Consummation of the Merger" on page 42.

Stock Option Agreement

     As an inducement and a condition to First Virginia entering into the merger agreement, James River and First Virginia entered into a stock option agreement, under which James River granted First Virginia an option to purchase up to 906,680 shares (representing 19.9% of the shares issued and outstanding before giving effect to the exercise of such option) of James River common stock at a cash price per share equal to $17.00, under the circumstances described below, subject to possible adjustment in certain circumstances. Under the stock option agreement, First Virginia's total profit resulting from the exercise of the options may not exceed $4 million.

     The purpose of the option agreement is to increase the likelihood that the merger will be completed by making it more difficult and more expensive for a third party to gain control of James River. Accordingly, the options are exercisable only on the occurrence of certain events that generally involve the acquisition or attempted acquisition of James River, a significant portion of its then outstanding common stock or all or at least 20% of its consolidated assets.

     Although the shares issuable upon exercise of the option would represent approximately 16.6% of the James River common stock outstanding after exercise, First Virginia may not acquire more than 5% of James River's common stock, pursuant to the exercise of the option or otherwise, without prior approval of the Federal Reserve. Unless and until it exercises its option, First Virginia disclaims beneficial ownership of James River's common stock subject to the option.


               EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     When we complete the merger, unless you receive cash in exchange for all of your shares of James River common stock, you will become a stockholder of First Virginia. The following is a summary of material differences between the rights of holders of First Virginia common stock and holders of James River common stock. Both companies are organized under the laws of the Commonwealth of Virginia and are subject to the Virginia Stock Corporation Act or VSCA.

     The following summary is not a complete statement of the provisions affecting, and difference between, the rights of holders of First Virginia common stock and holders of James River common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the VSCA and the governing corporate instruments of First Virginia and James River, to which the stockholders of James River are referred.

Certain Provisions of First Virginia's Articles of Incorporation and First Virginia's Stockholder Rights Plan

     First Virginia's articles of incorporation contain certain provisions which are of a type sometimes characterized, and under certain circumstances could operate, as anti-takeover provisions. These measures include staggered terms for directors and 80% vote requirements for stockholder approval of certain actions as described below. These provisions may have the effect of strengthening the position of incumbent management by making it more difficult to change the composition of the board of directors. In addition, with respect to a merger or other business combination, the 80% stockholder approval requirement may make it more difficult for stockholders who might wish to participate in a tender offer to do so.

     First Virginia's articles of incorporation (1) classify the board into three classes, as nearly equal in number as possible, each of which will serve for three years, with one class being elected each year; (2) increase to 80% the stockholder vote required to approve certain mergers, sales of assets, liquidations and other significant transactions involving First Virginia and any beneficial holder of five percent or more of First Virginia's voting stock unless the transaction is either (a) approved by at least a majority of the Continuing Directors (as that term is defined in the articles of incorporation), or (b) certain minimum price and procedural requirements are met; (3) increase to 80% the stockholder vote required to remove directors, and (4) prevent the circumvention of the foregoing provisions by increasing to 80% the stockholder vote required to repeal or amend the foregoing provisions of the articles of incorporation.

     First Virginia's bylaws include a provision which requires that, in order to adopt, amend or repeal the bylaws, an affirmative vote of a majority of First Virginia's board of directors or an affirmative vote of the stockholders holding 80% of the voting power of First Virginia common stock would be necessary. Under the VSCA, unless other provision is made in the articles of incorporation or bylaws, a majority of the directors or a majority of the stockholders present and entitled to vote may adopt, amend or repeal the bylaws. First Virginia's bylaws also provide that special meetings of stockholders may be called at the written request of the holders of 80% of the voting stock of First Virginia, or a majority of the Continuing Directors.

     On July 27, 1988 the board of directors of First Virginia adopted a Stockholder Rights Plan and declared a distribution of one right for each outstanding share of First Virginia common stock. The plan was amended and extended on August 27, 1997. The Stockholder Rights Plan is designed to protect stockholders against unsolicited attempts to acquire control of First Virginia whether through accumulation of shares in the open market or tender offers that do not offer what the board believes to be an adequate price to all stockholders.

     The Stockholder Rights Plan provides for the distribution of one preferred share purchase right as a dividend for each outstanding share of First Virginia common stock. Initially, the rights are represented by and trade in tandem with the common stock certificates and the rights are not exercisable. Each right, when triggered, will entitle stockholders to buy $900.00 worth of capital stock of First Virginia for $450.00. The First Virginia board of directors determines the exercise price of the rights. Purchased stock may be in the form of preferred stock of First Virginia or, at the election of First Virginia's board of directors, First Virginia common stock or a combination of preferred stock and First Virginia common stock. The rights may be exercised only if a person or group acquires 20% or more of all outstanding shares of First Virginia common stock or announces a tender offer that would result in the ownership of 20% or more of all outstanding shares of First Virginia common stock. At such time, the rights will begin to trade independently from the First Virginia common stock. At no time do the rights have any voting power.

     Under certain circumstances involving the acquisition of 20% or more of all outstanding shares of First Virginia common stock, all rights holders except the acquiror may purchase, at the exercise price, capital stock of First Virginia at a discounted price. If First Virginia merges with an acquiror that has acquired 20% or more of the outstanding shares of First Virginia common stock without board approval of such stock acquisition, all rights holders except the acquiror may purchase the shares of First Virginia common stock held by the acquiror at a similar discount.

     The rights will expire on August 8, 2008. First Virginia common stock certificates (including those issued to James River stockholders pursuant to the merger) contain or will contain a legend evidencing the existence of the rights applicable to those shares.

     Each share of First Virginia common stock issued to a James River stockholder in exchange for James River common stock pursuant to the merger will be subject to the Stockholder Rights Plan and will carry with it a right as described above.

     The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire First Virginia (other than pursuant to a "permitted offer" as that term is defined in the Stockholder Rights Plan or with First Virginia's prior approval) without conditioning the offer on the rights being redeemed or substantially all the rights being acquired. However, the rights should not interfere with any merger or other business combination approved by First Virginia (other than with an Acquiring Person as that term is defined under the Stockholder Rights Plan) because the rights are redeemable under those circumstances at a nominal cost.

Affiliated Transactions

     The VSCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases or other dispositions of material assets, issuances of securities, dissolutions and similar transactions with an "interested stockholder." An interested stockholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the day a stockholder becomes an interested stockholder, any affiliated transaction with the interested stockholder must be approved by a majority of the "disinterested directors" (those directors who were directors before the interested stockholder became an interested stockholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote by the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested stockholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approved the interested stockholder's acquisition of voting shares making such a person an interested stockholder before such acquisition. Beginning three years after the stockholder becomes an interested stockholder, the corporation may engage in an affiliated transaction with the interested stockholder if:

     > the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested stockholder;

     > the affiliated transaction has been approved by a majority of the disinterested directors; or

     > subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to insure that all stockholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Control Share Acquisition

     Under the VSCA's Control Share Acquisitions law, voting rights of shares of a stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33-1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied unless conferred by special stockholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.

     If authorized in the corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or of the acquiring person does not file a "control share acquisition statement" with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting stockholders may have the right to have their shares repurchased by the corporation for "fair value."

Stockholders' Rights of Appraisal

     The VSCA provides that appraisal rights are not available to holders of common stock of a constituent corporation in a merger when such stock is either listed on a national securities exchange or a Nasdaq Stock Market or is held by at least 2000 record stockholders. Despite this exception, appraisal rights will be available to holders of a common stock of a constituent corporation in a merger if (1) the articles of incorporation provide otherwise (neither First Virginia's nor James River's articles of incorporation authorize such special dissenters' rights); (2) in the case of a merger or share exchange, stockholders are required by the terms of the merger to accept anything for the shares other than (a) cash (b) shares of another corporation that are either listed on a national securities exchange or held by record by more than 2000 stockholders or (c) a combination of cash or such shares; or (3) the merger is an "affiliated transaction", as described under "-Affiliated Transactions" above, and it has not been approved by a majority of the disinterested directors. Holders of James River common stock do not have appraisal rights in connection with the merger with First Virginia because, as of the record date, James River common stock was listed on the Nasdaq National Market and First Virginia common stock was listed on the New York Stock Exchange.

Authorized Capital Stock

     First Virginia. First Virginia's authorized capital stock consists of 175,000,000 shares of First Virginia common stock, $1.00 par value per share, and 3,000,000 shares of First Virginia preferred stock, $10.00 par value per share. First Virginia's articles of incorporation authorize the First Virginia board of directors to issue shares of First Virginia preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of First Virginia preferred stock in each series. As of March 31, 2001, there were 46.159 million shares of First Virginia common stock outstanding and 43,414 shares of First Virginia convertible preferred stock.

     James River. James River's authorized capital stock consists of 10,000,000 shares of James River's common stock, par value $5.00 per share, and 2,000,000 shares of James River preferred stock. As of March 31, 2001 there were 4,559,309 shares of James River common stock outstanding. No shares of James River preferred stock were issued and outstanding as of that date.

Special Meetings of Stockholders

     First Virginia. Special meetings of the stockholders may be called by the President or the Secretary only at the written request of a majority of the directors, provided that, if as of the date of the request for special meeting there is a "Related Person" as defined under the articles of incorporation, such a majority must include a majority of the "Continuing Directors" or by holders of four-fifths of the voting power of all of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors.

     James River. Special meetings of the stockholders may be called at any time by any three members of the board of directors on their motion or on the motion of the Chairman of the board of directors, or the President. Stockholders of James River may not request that a special meeting of stockholders be called.

Directors

     First Virginia. First Virginia's bylaws state that the number of directors shall be 13. The First Virginia board of directors is divided into three classes with directors serving staggered three year terms. First Virginia's articles of incorporation do not include a provision relating to the removal of directors. Accordingly, the removal of directors is governed by the VSCA which provides that stockholders may remove directors with or without cause if the number of votes cast to remove the director constitutes a majority of the outstanding shares of common stock.

     James River. All of James River's directors are elected each year. The number of directors must be between 7 and 17. The actual number of directors can be increased or decreased from time to time within this range by the board of directors. As with First Virginia, James River's directors can be removed without cause in accordance with the VSCA.

Dividends and Other Distributions

     First Virginia. The holders of First Virginia common stock are entitled to share ratably in dividends when and if declared by the First Virginia board of directors out of legally available funds. Pursuant to the VSCA, a Virginia corporation may declare and pay dividends to its stockholders, unless, after giving the effect to the dividends: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Neither First Virginia nor James River are subject to any other express regulatory restrictions on payments on dividends or other distributions. First Virginia's articles of incorporation permit the First Virginia board of directors to issue preferred stock with terms set by the First Virginia board of directors, which terms may include the right to receive dividends ahead of the holders of First Virginia common stock. For more information on First Virginia's preferred stock, see "Description of First Virginia Capital Stock" on page 67. A major portion of First Virginia's revenues come from dividends distributed by its subsidiary banks. Those subsidiary banks are subject to certain restrictions on the amount of dividends they may pay. Additionally, other regulatory policies and requirements impact the First Virginia subsidiary bank's ability to pay dividends, including the requirement that they maintain adequate levels of capital above regulatory minimums. Banking regulatory authorities may also restrict payments if the payment of dividends would be unsafe or unsound business practice.

     James River. The holders of James River common stock are entitled to share ratably in dividends when and as declared by the James River board of directors out of legally available funds. As with First Virginia, one of the principal sources of income to James River is dividends from its subsidiary banks. As with First Virginia, preferred stock is authorized in the articles of incorporation; however, none is outstanding.

Stockholder Nominations and Stockholder Proposals

     First Virginia. Under First Virginia's bylaws, in order for a stockholder to nominate a candidate for director, written notice of the nomination must be given to First Virginia in advance of the meeting. Ordinarily, such notice must be given not less than 90 nor more than 120 days before the meeting. However, if First Virginia gives less than 70 days' notice or prior public disclosure of the meeting, then the stockholder must give such notice within 10 days after notice of the meeting is mailed or other public disclosure of the meeting is made. This notice must include, among other things:

     > the name and record address of, and the class and amount of voting securities of First Virginia owned by, the stockholder proponent;

     > the name, age, address and occupation of, and the class and amount of voting securities of First Virginia owned by, the nominee; and

     > all the information that would be required under the SEC rules in a proxy statement soliciting proxies for such nominee.

     In order for a stockholder to bring other business before an annual meeting of stockholders, written notice must be given to First Virginia within the same time limits described above for the nomination of a candidate for director. The notice must include, among other things:

     > the name and record address of, and the class and amount of voting securities of First Virginia owned by, the stockholder proponent and any other stockholder known to be supporting such proposal;

     > a brief description of the proposed business, the reasons for conducting such business at the annual meeting; and

     > any financial or other interest of the stockholder in such proposal.

These advance notice requirements are separate from and in addition to the requirements the stockholder must meet to have a proposal included in First Virginia's proxy statement. In each case, the notice must be given to the Secretary of First Virginia at its principal executive offices.

     In accordance with the SEC Rule 14a-8 under the Securities and Exchange Act of 1934, stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by First Virginia at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to stockholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before First Virginia begins to print and mail its proxy material.

     James River. Under James River's articles of incorporation, written notice of a stockholder's intent to make a nomination at the meeting of the stockholders must be filed with the Corporate Secretary of James River not later than 10 calendar days after the notice to stockholders for that meeting is sent to stockholders or at least 21 calendar days prior to the date fixed for holding the meeting at which the nomination is intended to be made, whichever is later. Such notice of intent to nominate must contain or be accompanied by the following information which shall be accurate and current as of the date of such notice, or as of the date no earlier than 60 calendar days prior to the meeting at which the nomination is intended to be made, whichever is later:

     > the name and residence of the stockholder of the corporation who intends to make the nomination;

     > a representation of the stockholder as a holder of record of common shares entitled to vote and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

     > such information regarding each nominee as would have required to be included in a proxy statement filed under the applicable regulations of the SEC had the board of directors nominated or intended to nominate such nominee which information shall include such nominee's name and address;

     > a description of all arrangements or understandings among the nominating stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and

     > the consent of each nominee to serve as a director of the corporation if so elected.

     Unlike First Virginia, James River does not have an advance notice requirement for bringing business before an annual meeting of stockholders. However, stockholder proposals intended to be included in the proxy statement must comply with SEC Rule 14a-8.

Discharge of Duties; Indemnification

     First Virginia. The VSCA requires that a director of a Virginia corporation discharge his or her duties as a director, including his or her duties as a member of a the committee, in accordance with his or her good faith business judgment of the best interest of the corporation. Under the VSCA, a Virginia corporation may indemnify a director or officer against liability if the director or officer conducted himself in good faith and believed that his official conduct was in the best interest of the corporation and all other non-official conduct was not opposed to the corporation's best interest, or in the case of a criminal proceeding, had no reasonable case to believe his conduct was unlawful. A corporation may not indemnify a director or officer in connection with a proceeding in which the director or officer is adjudged liable on the basis that he received an improper personal benefit. A director or officer also cannot be indemnified in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation. In addition, under the VSCA, any corporation may indemnify, including an indemnity with respect to a proceeding by or in the right of the corporation, and may provide for advances or reimbursement of expenses, to any director, officer, employee or agent that is authorized by the articles of incorporation or any bylaw approved by the stockholders or any resolution adopted before or after the subject event, by the stockholders except an indemnity against (1) willful misconduct or (2) a knowing violation of criminal law. To the fullest extent permitted by the VSCA, First Virginia's articles of incorporation require indemnification of all directors, advisory directors and officers of First Virginia, and permit indemnification of employees and agents of First Virginia and directors, advisory directors, officers, employees and agents of subsidiaries and affiliates of First Virginia.

     James River. The articles of incorporation of James River provide that to the full extent permitted by the VSCA and any other applicable law, James River is required to indemnify a director or officer of James River who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of James River as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Director and Officer Exculpation

     First Virginia. The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of stockholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the stockholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (2) the greater of (a) $100,000 or
(b) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law. First Virginia's articles of incorporation eliminate liability of any director, advisory director or officer of First Virginia in connection with a proceeding by or in the right of the corporation or by or on behalf of its stockholders, unless the director, advisory director or officer engaged in willful misconduct or knowingly violated any criminal or securities law.

     James River. The articles of incorporation of James River provide that to the full extent that the VSCA permits the limitation or the elimination of the liability of directors or officers, a director or officer of James River shall not be liable to James River or its stockholders for monetary damages.

Mergers, Share Exchanges and Sales of Assets

     First Virginia. Under the VSCA, more than a two-thirds vote of all votes entitled to be cast at a meeting is required for approval of a merger. First Virginia's articles of incorporation provide that a "business combination" (as defined therein) shall require only the affirmative vote otherwise required by law if:

     >    it has been approved by a majority of First Virginia's directors
         (including a majority of all "Continuing Directors" as that term is defined in the articles of incorporation);

     > the business combination is solely between First Virginia and a subsidiary; or

     >    certain price conditions and procedures are satisfied.

     The VSCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring more than a two-thirds vote include an amendment to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of the corporation's assets other than in the ordinary course of business and adoption of plans of dissolution. The VSCA provides that a corporation's articles may either increase the vote required to approve these actions or may decrease the required vote to not less than a majority of the votes entitled to be cast. First Virginia's articles of incorporation increase the vote required to at least 80% in certain mergers, sales of assets, liquidations and other significant transactions involving First Virginia and any beneficial holder of 5% or more of First Virginia's outstanding capital stock, which are described above in "- Certain Provisions of First Virginia's Articles of Incorporation and First Virginia's Stockholder Rights Plan."

     James River. James River's articles of incorporation do not require a vote less than or greater than the vote required by the VSCA to approve a merger or other significant corporate action.

Liquidation Rights

     First Virginia. In the event of the liquidation, dissolution or winding up of the affairs of First Virginia, subject to the preferential rights of holders of First Virginia's preferred stock, holders of outstanding shares of First Virginia common stock are entitled to share, in proportion to their respective interest, in First Virginia's assets in funds remaining after payment, or provision for payment, of all debts and other liabilities of First Virginia.

     Because First Virginia is a bank holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of any First Virginia preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors, except to the extent that First Virginia may itself be a creditor with recognized claims against the subsidiary.

     James River. In the event of liquidation, dissolution or winding up the affairs of James River, the rights of stockholders of James River's common stock are similar to those outlined above for First Virginia stockholders.


                  COMPARATIVE MARKET PRICES AND DIVIDENDS

     First Virginia common stock is traded on the New York Stock Exchange under the symbol "FVB." James River common stock is traded on the Nasdaq National Market under the symbol "JRBK." The following table sets forth, for the indicated periods, the high and low sale prices for the First Virginia and James River common stock as reported by the New York Stock Exchange and Nasdaq National Market, respectively, and the cash dividends declared per share of First Virginia and James River common stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions.



                         First Virginia                   James River
                   ---------------------------     -------------------------
                                       Cash                           Cash
                                     Dividends                      Dividends
                      Price Range      Paid           Price Range     Paid
                    ---------------                 ---------------
                     High     Low    Per Share       High     Low   Per Share
                     ----    ----    ---------       ----    -----  ---------
1999
-------------------
  First Quarter     $50.50  $45.00     $0.32        $18.75  $16.00     $0.12
  Second Quarter     52.63   45.69      0.32         18.00   15.00      0.12
  Third Quarter      51.38   42.50      0.34         16.00   13.13      0.12
  Fourth Quarter     49.75   40.50      0.34         13.50   10.75      0.12
                                     ---------                      ---------
     Total                             $1.32                           $0.48
                                     =========                      =========

2000
-------------------
  First Quarter     $43.25  $29.00     $0.36        $12.25  $10.13     $0.12
  Second Quarter     42.75   34.81      0.36         13.50   10.00      0.14
  Third Quarter      44.75   35.00      0.37         15.00   11.00      0.14
  Fourth Quarter     48.94   37.00      0.37         15.50   13.25      0.14
                                     ---------                      ---------
     Total                             $1.46                           $0.54
                                     =========                      =========
2001
-------------------
  First Quarter     $49.25  $38.54     $0.38        $23.31  $13.63     $0.14
  Second Quarter
  (through May __, 2001)
                                     ---------                      ---------
     Total                             $                               $
                                     =========                      =========

     On May __, 2001, the closing sale price of First Virginia common stock as reported on the New York Stock Exchange was $_____ per share and the closing sale price of James River common stock as reported on the Nasdaq National Market was $_____ per share. On March 2, 2001, the last business day prior to public announcement of the merger, the last sale price of First Virginia common stock as reported by the New York Stock Exchange was $46.10 per share and the last sale price of James River common stock as reported on the Nasdaq National Market was $14.88 per share.

     The holders of First Virginia common stock are entitled to receive dividends when and if declared by First Virginia's board of directors out of funds legally available therefor. Although First Virginia currently intends to continue to pay quarterly cash dividends on the First Virginia common stock, there can be no assurance that First Virginia's dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the First Virginia board of directors' consideration of other relevant factors.

     The holders of James River common stock are entitled to receive dividends when and if declared by James River's board of directors out of funds legally available therefor. James River has paid cash dividends each quarter since the first quarter of 1997. The declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements, and the James River board of directors' consideration of other relevant factors including a restriction in the merger agreement that prohibits James River from increasing dividends.

     First Virginia and James River are legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends from their respective subsidiary depository institutions. First Virginia's and James River's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "CERTAIN REGULATORY CONSIDERATIONS
- Payment of Dividends" on page 65.


                          BUSINESS OF JAMES RIVER

General

     James River, a Virginia corporation founded in 1995, is a financial holding company with its headquarters in Suffolk, Virginia. On March 31, 2001, James River had, on a consolidated basis, assets of approximately $531.1 million, loans of approximately $367.3 million, deposits of approximately $443.6 million, and shareholders' equity of approximately $57.2 million.

     James River provides a wide range of financial services, primarily to individuals and to small and medium-sized businesses, through its four subsidiary banks: James River Bank, James River Bank/Colonial, First Colonial Bank and State Bank. James' River's bank subsidiaries have a total of 27 banking facilities in the James River basin and Piedmont region of Virginia.

     James River's principal executive offices are located at 1514 Holland Road, Suffolk, Virginia 23434, and its telephone number at that address is
(757) 934-8100. Additional information about James River is included in the documents incorporated into this proxy statement-prospectus by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 70.

Recent Developments

     On April 17, 2001, James River released its financial results for the first quarter of 2001. James River reported net income for the first quarter of 2001 of $1.374 million, or an increase of 9% over net income of $1.257 million in the first quarter of 2000. James River's fully diluted earnings per share were $.30 in the first quarter of 2001 and $.27 in the first quarter of 2000. Excluding the effects of discontinued operations, net income from continuing operations was $1.375 million, or $.30 per fully diluted share in the first quarter of 2001 compared with $1.437 million, or $.31 per fully diluted share in the comparable period in 2000. Discontinued operations included after tax net losses of Mortgage Company of James River, Inc., a subsidiary that was closed in 2000.


                         BUSINESS OF FIRST VIRGINIA

General

     First Virginia, a Virginia corporation founded in October 1949, is a bank holding company headquartered in Falls Church, Virginia. On March 31, 2001, First Virginia had, on a consolidated basis, total assets of approximately $9.65 billion, loans of approximately $6.17 billion, deposits of approximately $7.91 billion, and shareholders' equity of approximately $1.02 billion.

     First Virginia currently operates nine commercial banks with 294 banking offices in Virginia, 57 in Maryland and 25 in East Tennessee. Through its banking network, First Virginia engages in the general commercial and consumer banking business and provides a full range of banking services to individuals, businesses and organizations. First Virginia also operates a full-service insurance agency.

     First Virginia's principal executive offices are located at One First Virginia Plaza, 6400 Arlington Boulevard, Falls Church, Virginia 22042-2336, and its phone number at that address is (703) 241-4486. Additional information about First Virginia is included in the documents incorporated into this proxy statement-prospectus by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 70.

Recent Developments

     On April 9, 2001, First Virginia released its financial results for the first quarter of 2001. First Virginia reported a 24% increase in 2001 first quarter earnings per share to $.87 compared to the $.70 earned in the 2000 first quarter. The return on average assets increased to 1.70% compared to 1.45% in the prior year's first quarter, and the return on average shareholders' equity increased to 16.03% compared to 13.39%. Net income for the quarter totaled $40.262 million compared to $34.193 million in 2000's first quarter. Income in the first quarter of 2001 included a nonrecurring after-tax gain of $4.735 million from the sale of First Virginia's interest in Star Systems, Inc. to Concord EFS, Inc. Earnings per share, excluding the nonrecurring income in the 2001 first quarter, equaled $.77 per share, a 10% increase over the $.70 earned in 2000. Excluding the 2001 gain, return on average assets increased to 1.50% in the 2001 first quarter compared to 1.45% in 2000, and return on average shareholders' equity was 14.14% compared to 13.39%.


                     CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to First Virginia and James River. Additional information is available in First Virginia's and James River's most recent Annual Reports on Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION" on page 70.

     First Virginia is a multibank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. First Virginia is the sole owner of nine state-chartered commercial banks in Virginia, Maryland and Tennessee. All of First Virginia's subsidiary banks are members of the Federal Reserve System. James River is a multibank financial holding company, with four state-chartered commercial bank subsidiaries. James River has elected financial holding company status, which gives it broader financial powers, subject to maintaining well-capitalized and well-managed bank subsidiaries. Both First Virginia and James River, and their subsidiaries are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

     The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

     > it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank;

     > it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

     >    it may merge or consolidate with any other bank holding company.

     The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

     The Bank Holding Company Act prohibits bank holding companies from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     Broader powers are available to bank holding companies that elect financial holding company status. To do so, each of the holding company's bank subsidiaries must be well-capitalized and well-managed and maintain Community Reinvestment Act ratings of Satisfactory or better. Although First Virginia is qualified to elect financial holding company status, it has not done so. James River has elected such status. As a result, James River has authority to engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. Subject to the regulations of the Federal Reserve Board, a financial holding company may engage directly or through a subsidiary in the statutorily authorized activities of securities dealing, underwriting, and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments, and in any activity that the Federal Reserve Board determines by rule or order to be financial in nature or incidental to such financial activity. Merchant banking activities are subject to certain limitations and are subject to more stringent capital requirements than other activities. James River's current range of activities does not require that First Virginia elect financial holding company status. First Virginia has the opportunity to do so at any time, provided its subsidiary banks meet the requirements described above.

     The Federal Reserve Board may require a bank or financial holding company to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act require insured depository institutions under common control to reimburse the Federal Deposit Insurance Corporation or FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund, or SAIF, or the Bank Insurance Fund, or BIF, as a result of the default of a commonly controlled insured depository institution or for assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions. First Virginia and James River also are registered under the bank holding company laws of Virginia and are subject to regulation and supervision by the Virginia Bureau of Financial Institutions.

     As of the date of this proxy statement-prospectus, First Virginia owns nine bank subsidiaries with operations in Virginia, Maryland and East Tennessee. James River owns four bank subsidiaries, all operating solely in Virginia. Each of the First Virginia and James River bank subsidiaries is a member of the FDIC, and their deposits are insured by the FDIC to the extent provided by law. Each of First Virginia's bank subsidiaries is subject to numerous state and federal statutes and regulations that affect its business, activities, and operations.

     First Virginia's bank subsidiaries are subject to supervision and examination by the Federal Reserve Bank of Richmond and the Federal Reserve Board and the state regulators of Virginia, Maryland and Tennessee. James River's bank subsidiaries are subject to supervision and regulation by the Federal Reserve Bank of Richmond and the Federal Reserve Board and the Virginia Bureau of Financial Institutions. The federal and state banking regulators regularly examine the operations of the subsidiary banks and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

     Payment of Dividends. First Virginia and James River are legal entities separate and distinct from their bank subsidiaries. The principal source of cash flow of First Virginia and James River, including cash flow to pay dividends to its stockholders, is dividends from their subsidiary banks. There are statutory and regulatory limitations on the payment of dividends by their respective bank subsidiaries to First Virginia and James River, as well as by First Virginia and James River to their respective stockholders.

     As to the payment of dividends, First Virginia's and James River's subsidiary banks are subject to federal and state limits on the amount of dividends that may be paid to First Virginia without regulatory approval.
For example, approval generally is required for any state-chartered bank that is a member of the Federal Reserve System to pay any dividend that would cause the bank's total dividends paid during any calendar year to exceed the sum of the bank's net income during such calendar year plus the bank's retained net income for the prior two calendar years. In addition, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     If, in the opinion of a federal banking regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "- Prompt Corrective Action" on page 67.

     The payment of dividends by First Virginia and the subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

     Capital Adequacy. First Virginia, James River and their subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve Board. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve Board: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the total capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncummulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets or tier 1 capital. The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for tier 1 capital is 4.0%. At March 31, 2001, First Virginia's consolidated total capital ratio was 13.58% and its tier 1 capital ratio (the ratio of tier 1 capital to risk-weighted assets) was 12.58%. James River's total capital ratio was 15.59%, and its tier 1 capital ratio was 14.33%.

     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of tier 1 capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a tangible tier 1 capital leverage ratio (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At March 31, 2001, First Virginia's leverage ratio was 9.27% and James River's leverage ratio was 10.29%.

     The subsidiary banks also are subject to risk-based and leverage capital requirements adopted by the Federal Reserve Board, which are substantially similar to those that apply to First Virginia and James River. Each of the First Virginia and James River subsidiary banks was in compliance with applicable minimum capital requirements as of March 31, 2001. Neither First Virginia, James River, nor any of the subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "- Prompt Corrective Action" below.

     The Federal Reserve Board also has recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The federal bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

     Prompt Corrective Action. Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized insured depository institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to depository institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an insured depository institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. Holding companies are not subject to classification under the prompt corrective action system and are affected only to the extent that a subsidiary bank is subject to prompt corrective action sanctions.

     At March 31, 2001, each of the subsidiary banks of First Virginia and James River had the requisite capital level to qualify as well capitalized.

     FDIC Insurance Assessments. The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories:
(1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes.

     The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.


                DESCRIPTION OF FIRST VIRGINIA CAPITAL STOCK

     First Virginia is authorized to issue 175,000,000 shares of First
Virginia common stock, par value $1.00 per share, and 3,000,000 shares of preferred stock of a par value of $10.00 per share. As of March 31, 2001, there were approximately 46,159,000 shares of First Virginia common stock and 43,414 shares of convertible preferred stock of First Virginia outstanding. Each share of First Virginia common stock is issued with an associated preferred share purchase right in accordance with First Virginia's Stockholder Rights Plan. For a description of the plan see "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS - Certain Provisions of First Virginia's Articles of Incorporation and First Virginia's Stockholder Rights Plan" on page 50.

     Holders of the First Virginia common stock are entitled to one vote per share on all matters presented to them. First Virginia stockholders are not entitled to cumulative voting in the election of directors. Subject to the preferential rights of the holders of the First Virginia preferred stock, each holder of First Virginia common stock is entitled to receive a proportionate share of such dividends as may be declared by the First Virginia board of directors out of the funds available therefor, and to share ratably in the net assets in event of liquidations. All of the shares of First Virginia common stock and First Virginia preferred stock which are issued and outstanding are fully paid and nonassessable. No holder of any share of First Virginia common stock has any preemptive right to purchase any security which First Virginia may hereafter issue, and the First Virginia common stock is not subject to any conversion rights, redemption provisions, or sinking fund provisions. First Virginia is prohibited from redeeming any of the First Virginia common stock if any First Virginia preferred stock dividends are in arrears.

     First Virginia preferred stock is divided into four series, Series A through Series D. Series A, B, and D shares are convertible into two and one-fourth shares of First Virginia common stock, and Series C shares are convertible into one and eight-tenths shares of First Virginia common stock. All of the preferred stock may be redeemed at the option of First Virginia for $10.00 per share. Series A shares carry an annual dividend of 5%, whereas Series B and C carry an annual dividend of 7% and Series D shares carry an annual dividend of 8%. The First Virginia preferred stock, regardless of series, is voting stock and, unless otherwise required by law, each share is entitled to the same vote as each share of First Virginia common stock on all matters presented to stockholders. In the event of the voluntary dissolution of First Virginia, the then holders of shares of any series of First Virginia preferred stock would receive the redemption price of their shares plus accrued but unpaid dividends and interest, if any, unless there are insufficient assets to pay the same in which event they will be paid ratably in proportion to the amounts to which they are entitled.


                               OTHER MATTERS

     As of the date of this proxy statement-prospectus, James River's board of directors does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. However, if any other matters properly come before the special meeting or any adjournment or postponement of the special meeting and are voted upon, the enclosed proxy will be deemed to confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxies as to any such matters, including a proposal to adjourn the special meeting in order to permit further solicitation of proxies. No proxy holder, however, will vote any proxies voted against approval of the merger in favor of a proposal to adjourn the special meeting to solicit additional proxies.


                           STOCKHOLDER PROPOSALS

     James River will hold its 2001 annual meeting of stockholders only if the merger is not consummated. In order to be eligible for inclusion in James River's proxy materials for the 2001 annual meeting, if held, any James River stockholder proposal to take action at such meeting should have been sent by November 15, 2000 to Harold U. Blythe, President and Chief Executive Officer of James River at 1514 Holland Road, Suffolk, Virginia 23434. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, Virginia law and James River's articles of incorporation and bylaws.

     First Virginia expects to hold its next annual meeting of stockholders in April 2002, after the merger. Under the SEC rules, proposals of First Virginia stockholders intended to be presented at that meeting must be received by First Virginia at its principal executive offices no later than November 9, 2001, to be included in the proxy statement for the meeting. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, Virginia law and First Virginia's articles of incorporation and bylaws.


                                  EXPERTS

     The consolidated financial statements of First Virginia Banks, Inc. and subsidiaries as of December 31, 2000 and 1999 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of First Virginia Banks, Inc. for the year ended December 31, 1998, appearing in First Virginia Banks, Inc. Annual Report (Form 10-K) for the year ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of James River Bankshares, Inc. and subsidiaries incorporated into this proxy statement-prospectus by reference to James River's Annual Report on Form 10-K for the years ended December 31, 2000, have been so incorporated in reliance upon the reports of Yount, Hyde & Barbour, P.C. and Goodman & Company, LLP, independent accountants, given on the authority of said firms as experts in accounting and auditing.


                                  OPINIONS

     The legality of the shares of First Virginia common stock to be issued in the merger will be passed upon by Christopher M. Cole, Vice President and Assistant General Counsel. Christopher M. Cole is an officer of and stockholder in, and receives compensation from, First Virginia.

     Certain tax consequences of the transaction have been passed upon by Kaufman & Canoles, Norfolk, Virginia.


                    WHERE YOU CAN FIND MORE INFORMATION

     First Virginia and James River file annual, quarterly and current reports, proxy and information statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also inspect reports, proxy and information statements, and other information about First Virginia at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     First Virginia filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the First Virginia common stock offered to the James River stockholders. The registration statement contains additional information about First Virginia and the First Virginia common stock. The SEC allows First Virginia to omit certain information included in the registration statement from this proxy statement-prospectus. The registration statement may be inspected and copied at the SEC's public reference facilities described above.

     This proxy statement-prospectus incorporates important business and financial information about First Virginia and James River that is not included in or delivered with this proxy statement-prospectus. The following documents filed with the SEC by First Virginia are incorporated into this proxy statement-prospectus by reference (SEC File No. 001-06580):

     (1) First Virginia's Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

     (2) The description of First Virginia's current management and First Virginia's board of directors contained in First Virginia's proxy statement filed pursuant to Section 14(a) of the Exchange Act for First Virginia's Annual Meeting of stockholders held on April 27, 2001.

     The following documents filed with the SEC by James River are incorporated into this proxy statement-prospectus by reference (SEC File No. 000-26314):

     (1) James River's Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

     (2)  James River's current report on Form 8-K dated March 29, 2001.

     First Virginia and James River also incorporate into this proxy statement-prospectus by reference additional documents filed by them pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this proxy statement-prospectus and prior to final adjournment of the special meeting. Any statement contained in this proxy statement-prospectus or in a document incorporated or deemed to be incorporated into this proxy statement-prospectus by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated into this proxy statement-prospectus by reference modifies or supersedes such statement.

     You may obtain copies of the information incorporated into this proxy statement-prospectus by reference upon written or oral request. The inside front cover of this proxy statement-prospectus contains information about how such requests should be made.

     All information contained in this proxy statement-prospectus or incorporated into this proxy statement-prospectus by reference with respect to First Virginia was supplied by First Virginia, and all information contained in this proxy statement-prospectus with respect to James River was supplied by James River.

                                                           Appendix A

                     AGREEMENT AND PLAN OF REORGANIZATION

                                   between

                          FIRST VIRGINIA BANKS, INC.

                                     and

                         JAMES RIVER BANKSHARES, INC.






                                March 3, 2001





-


                             INDEX

                                                            Page


ARTICLE 1. THE MERGER. . . . . . . . . . . . . . . . . . . . .1

    1.1  The Merger. . . . . . . . . . . . . . . . . . . . . .1
    1.2  Effective Date and Closing Date . . . . . . . . . . .3
    1.3  Dissenting James River Stockholders . . . . . . . . .3
    1.4  Employee Benefits . . . . . . . . . . . . . . . . . .4
    1.5  Merger of James River's Subsidiary Banks. . . . . . .5
    1.6  Execution of Stock Option Agreement . . . . . . . . .5
    1.7  Execution of an Agreement with Directors. . . . . . .5
    1.8  Directorships and Director Compensation . . . . . . .5
    1.9  Directors and Officers Insurance
          and Indemnification. . . . . . . . . . . . . . . . .6
    2.0  Certain Definitions . . . . . . . . . . . . . . . . .7


ARTICLE II.  EVENTS PRECEDING EFFECTIVENESS. . . . . . . . . .8

    2.   Events. . . . . . . . . . . . . . . . . . . . . . . .8

ARTICLE III.  REPRESENTATIONS AND WARRANTIES.. . . . . . . . .9

    3.1  Representations and Warranties of James River . . . .9
         (a)  Organization and Authority . . . . . . . . . . .9
         (b)  Capital Structure. . . . . . . . . . . . . . . .9
         (c)  Corporate Authority. . . . . . . . . . . . . . .9
         (d)  Subsidiaries . . . . . . . . . . . . . . . . . 10
         (e)  Financial Statements . . . . . . . . . . . . . 10
         (f)  Absence of Undisclosed Liabilities . . . . . . 11
         (g)  No Material Adverse Changes. . . . . . . . . . 11
         (h)  Tax Matters. . . . . . . . . . . . . . . . . . 11
         (i)  Property . . . . . . . . . . . . . . . . . . . 12
         (j)  Litigation . . . . . . . . . . . . . . . . . . 13
         (k)  Contracts and Commitments. . . . . . . . . . . 13
         (l)  Accuracy of Information Supplied . . . . . . . 14
         (m)  Employee Benefit Plans . . . . . . . . . . . . 15
         (n)  Defined Benefit and Deferred Contribution
              Plans. . . . . . . . . . . . . . . . . . . . . 15
         (o)  Environmental Matters. . . . . . . . . . . . . 16
         (p)  Loan Portfolio . . . . . . . . . . . . . . . . 17
         (q)  Compliance with Laws . . . . . . . . . . . . . 17
         (r)  Insurance. . . . . . . . . . . . . . . . . . . 18
         (s)  Charter Provisions . . . . . . . . . . . . . . 18
         (t)  Investment Advisers. . . . . . . . . . . . . . 18
         (u)  Minute Books . . . . . . . . . . . . . . . . . 19
         (v)  Repurchase Agreements; Derivatives . . . . . . 19

    3.2  Representations and Warranties of First Virginia. . 19

         (a)  Organization, Standing and Power . . . . . . . 19
         (b)  Capital Structure. . . . . . . . . . . . . . . 20
         (c)  Authority. . . . . . . . . . . . . . . . . . . 20
         (d)  Financial Statements . . . . . . . . . . . . . 21
         (e)  No Material Adverse Change . . . . . . . . . . 21
         (f)  Accuracy of Information Supplied . . . . . . . 21
         (g)  First Virginia Common Stock to be Issued . . . 22
         (h)  Litigation . . . . . . . . . . . . . . . . . . 22

ARTICLE IV.  CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE
DATE.. . . . . . . . . . . . . . . . . . . . . . . . . . . . 22

    4.1  Conduct of the Business of James River and its
         Subsidiaries Prior to the Effective Date. . . . . . 22
    4.2  Forbearances. . . . . . . . . . . . . . . . . . . . 23
    4.3  No Solicitation . . . . . . . . . . . . . . . . . . 24
    4.4  Compliance with Tax-Free Provisions . . . . . . . . 25
    4.5  Access and Information. . . . . . . . . . . . . . . 25
    4.6  Confidentiality . . . . . . . . . . . . . . . . . . 25
    4.7  Consents. . . . . . . . . . . . . . . . . . . . . . 26
    4.8  Meeting of James River Stockholders . . . . . . . . 26
    4.9  Affiliates of James River . . . . . . . . . . . . . 26
    4.10 Insurance Applications. . . . . . . . . . . . . . . 26
    4.11 Applications to the Virginia State Corporation
         Commissioner. . . . . . . . . . . . . . . . . . . . 27
    4.12 Federal Reserve Applications. . . . . . . . . . . . 27
    4.13 Changes Requested by First Virginia . . . . . . . . 27

ARTICLE V.  COVENANTS OF FIRST VIRGINIA. . . . . . . . . . . 27

    5.1  Issuance of Stock and Payment of Cash . . . . . . . 27
    5.2  Stock Adjustments . . . . . . . . . . . . . . . . . 27
    5.3  Preparation of Registration Statement . . . . . . . 28
    5.4  Application to the Virginia State Corporation
         Commission. . . . . . . . . . . . . . . . . . . . . 28
    5.5  Federal Reserve Applications. . . . . . . . . . . . 28

ARTICLE VI. CONDITIONS PRECEDENT TO FIRST VIRGINIA'S
            OBLIGATIONS HEREUNDER. . . . . . . . . . . . . . 28

    6.1  Representations, Warranties . . . . . . . . . . . . 28
    6.2  No Adverse Changes. . . . . . . . . . . . . . . . . 29
    6.3  Audit of James River and its Subsidiaries . . . . . 29
    6.4  Legal Opinion . . . . . . . . . . . . . . . . . . . 29
    6.5  Events Preceding the Effective Date . . . . . . . . 29
    6.6. No Adverse Proceedings. . . . . . . . . . . . . . . 29

ARTICLE VII.  CONDITIONS PRECEDENT TO JAMES RIVER'S OBLIGATIONS
           HEREUNDER. . . . . . . . . . . . . . . . . . . . .30

    7.1  Representations, Warranties and Covenants. . . . . .30
    7.2  Events Preceding the Effective Date. . . . . . . . .30
    7.3  No Adverse Proceedings or Events . . . . . . . . . .30
    7.4  No Adverse Changes . . . . . . . . . . . . . . . . .30
    7.5. Legal Opinion. . . . . . . . . . . . . . . . . . . .30
    7.6  Fairness Opinion . . . . . . . . . . . . . . . . . .31

ARTICLE VIII.  TAX OPINION AND RESTRICTIONS CONCERNING THE
             RESALE OF FIRST VIRGINIA COMMON STOCK BY
             AFFILIATES OF JAMES RIVER. . . . . . . . . . . .31

    8.1  Tax Opinion. . . . . . . . . . . . . . . . . . . . .31
    8.2  Restrictions on Affiliates . . . . . . . . . . . . .31

ARTICLE IX.  TERMINATION, AMENDMENT AND SURVIVAL OF
           REPRESENTATIONS. . . . . . . . . . . . . . . . . .32

    9.1  Amendment. . . . . . . . . . . . . . . . . . . . . .32
    9.2  Termination. . . . . . . . . . . . . . . . . . . . .32
    9.3  Survival of Representations and Covenants. . . . . .33
    9.4  Expenses . . . . . . . . . . . . . . . . . . . . . .33
    9.5  Notices. . . . . . . . . . . . . . . . . . . . . . .34
    9.6  Entire Agreement in Effect . . . . . . . . . . . . .34
    9.7  General. . . . . . . . . . . . . . . . . . . . . . .34
    9.8  Governing Law. . . . . . . . . . . . . . . . . . . .34

                     AGREEMENT AND PLAN OF REORGANIZATION



    THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement")dated this 3rd day of March, 2001 by and between FIRST VIRGINIA BANKS, INC. ("First Virginia"), a Virginia corporation with its main office at 6400 Arlington Boulevard, Falls Church, Virginia22042-2336 and JAMES RIVER BANKSHARES, INC. ("James River"), a Virginia corporation and a registered bank holding company, with its main office at 1514 Holland Road, Suffolk, Virginia 23434(First Virginia and James River each being referred to herein asa "Party" and collectively referred to herein as "Parties").

                              W I T N E S E T H:


    WHEREAS, the Boards of Directors of First Virginia and James River deem it advisable and in the best interests of the Parties and their stockholders that James River be acquired by First Virginia through a merger (the "Merger") of James River with and into First Virginia pursuant to a Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

    WHEREAS, as an inducement for First Virginia to enter into this Agreement, James River and First Virginia are entering into a Stock Option Agreement simultaneously with the execution and delivery of this Agreement pursuant to which James River is granting to First Virginia an option to purchase shares of James River Common Stock; and

    WHEREAS, the Parties desire to provide for certain undertakings, conditions, warranties, representations and covenants in connection with the transactions contemplated hereby.

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the Parties agree as follows:


                                  ARTICLE 1.

                                  THE MERGER

    1.1 The Merger. Upon performance of all covenants and obligations of the Parties contained in this Agreement and upon the terms and conditions contained herein, on the Effective Date of the Merger, James River shall be merged with and into First Virginia, pursuant to the Plan of Merger, the terms of which are incorporated herein by reference to the same extent as if fully set forth herein. The Plan of Merger provides for the terms of the Merger, the mode of carrying the same into effect and the basis and manner of converting the outstanding shares of James River Common Stock, $5.00 par value per share (the "James River Common Stock") into shares of First Virginia Common Stock, $1.00 par value per share (the "First Virginia Common Stock"). As a result of the Merger, each share of James River Common Stock outstanding on the Effective Date (other than "Dissenting Shares"as hereinafter defined) will be converted into .51 shares of First Virginia Common Stock, proportionately adjusted for any stock split, stock dividends or other similar capital adjustments between the date of this Agreement and the Effective Date. No fractional shares of First Virginia Common Stock shall be issued to James River stockholders. In lieu thereof, each James River stockholder shall receive upon surrender of his James River Common Stock an amount in cash equal to the amount of any fractional share he would otherwise be entitled to receive multiplied by the average of the closing prices per share of First Virginia Common Stock as reported by The Wall Street Journal under the heading "New York Stock Exchange--Composite Transactions" or any comparable heading then in use, for each of the last ten trading days ending on the Effective Date of the Merger.

    Holders of shares of James River Common Stock will be given the option of exchanging their shares for $24.00 per share in cash, provided that the number of shares that may be exchanged for cash, when added to Dissenting Shares (as defined in Section1.3), shall not exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date. The cash election must be made no later than the time James River stockholders vote on the Merger and once such vote has been taken, cash elections shall be irrevocable. If the aggregate of(i) shares for which a cash election is made and (ii) Dissenting Shares exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date of the Merger, First Virginia first will pay cash for shares submitted for cash exchange by each holder of 100 or fewer shares of James River Common Stock (if such holder has submitted all his shares for cash exchange) and then will pay cash for shares submitted for cash pro rata. Shares not exchanged for cash after proration will be exchanged for First Virginia Common Stock at the exchange ratio provided above.

    Stockholders who elect to exchange some or all of their shares of James River Common Stock for cash must elect cash at or prior to the meeting of James River stockholders referred to in Paragraph 4.8. If the Merger is approved by James River stockholders at this meeting, a stockholder's election to receive cash is irrevocable.

    On the Effective Date of the Merger, outstanding options to acquire James River Common Stock ("James River Options") shall be converted, based on the exchange ratio stated above, into options to acquire First Virginia Common Stock ("First Virginia Options"). The exercise price per share of First Virginia Common Stock under a First Virginia Option shall be equal to the exercise price of James River Common Stock under the James River Option divided by the exchange ratio (rounded up to the nearest cent). First Virginia will honor the terms and provisions of each stock option that is converted except that First Virginia may amend (a) the exercise price and the number of shares of First Virginia Common Stock that will be covered by the option, which shall be adjusted for the conversion of James River Common Stock to First Virginia Common Stock and (b) the plan administrator, which will be changed to substitute First Virginia's Management Compensation and Benefits Committee as the new administrator.

    1.2 Effective Date and Closing Date. The Effective Date of the Merger shall be the date specified in the Articles of Merger filed with the Virginia State Corporation Commission pursuant to the Virginia Stock Corporation Act. The Closing Date shall be the date when all documents, including officers' certificates, legal opinions, shareholder resolutions and agreements shall be exchanged between the parties hereto. The Closing Date shall be a date mutually agreed to by First Virginia and James River but in any case shall be no later than five business days from the date of James River's Special Meeting of Stockholders called to consider the Merger.

    1.3 Dissenting James River Stockholders. Not withstanding anything in this Agreement to the contrary, shares of James River Common Stock which are issued and outstanding immediately prior to the Effective Date of the Merger and which are held by a stockholder who has exercised in accordance with applicable law the right (to the extent such right is available by law) to demand and receive payment of the fair value of his shares of James River Common Stock ("Dissenting Shares" and the holders of Dissenting Shares being "Dissenting Stockholders") pursuant to the Virginia Stock Corporation Act ("VSCA") shall not be converted into or be exchangeable for the right to receive the consideration provided in Section 1.1 of this Agreement, unless and until such holder shall fail to perfect his right to receive payment of such fair value or shall have effectively withdrawn or lost such right. If such holder shall have so failed to perfect his right to receive payment of such fair value or shall have effectively withdrawn or lost such right, each of his shares of James River Common Stock shall thereupon be deemed to have been converted into, at the Effective Date of the Merger, the right to receive shares of First Virginia Common Stock as provided in Paragraph 1.1. Prior to the Effective Date, James River shall comply with all notice and other provisions of the VSCA and shall keep First Virginia fully advised thereof and shall give First Virginia prompt notice of any demands received from Dissenting Stockholders and the opportunity to participate in all negotiations and proceedings with respect to any such demands. James River shall not, except with the prior written consent of First Virginia, voluntarily make any payment with respect to or settle any such demands for payment.

    1.4 Employee Benefits. Employees of James River and its subsidiaries (each direct or indirect subsidiary of James River described in Section 3.1(d) hereof is hereinafter referred to as"Subsidiary" or collectively as the "Subsidiaries") will be eligible to participate in all of First Virginia's employee benefit programs, provided they meet the eligibility requirements of those programs. Service with James River and its Subsidiaries shall be considered service with First Virginia for purposes of eligibility and vesting as described below:

         (a) James River's employees will receive credit under the First Virginia Pension Trust Plan for their prior service with James River for purposes of determining eligibility and vesting, but not for determining accrued benefits.

         (b) James River's Defined Contribution Plan (which is a 401k plan) will either be terminated or merged into the Employees Thrift Plan of First Virginia Banks, Inc. (the "Thrift Plan") at First Virginia's sole discretion. For purposes of determining eligibility under the Thrift Plan, James River employees would be credited with years of employment with James River prior to the Effective Date. James River's 401k plan maybe amended prior to the Effective Date to accelerate vesting for plan participants provided (1) such acceleration does not violate any law or regulation or (2) there are no additional costs to First Virginia or James River other than de minimus administrative expenses.

         (c) With respect to First Virginia's Nonqualified Employee Profit Sharing Plan, all eligible employees of James River and its Subsidiaries as of the Effective Date of the Merger shall be eligible to participate in that plan and to participate in the benefits for the plan year in which the Merger is completed (which participation in the year of Merger will be pro-rated based on the period of time during that year that employees of James River and its Subsidiaries are covered by that plan).

         (d) Any sick or vacation leave that has been accrued by any employee of James River or its subsidiaries as of the Effective Date shall not be disturbed but must be used in full by December 31, 2001.

         (e) Existing management contracts, severance plans, deferred compensation, split dollar insurance and supplemental income agreements of James River and its Subsidiaries will be honored by First Virginia (a list of which is disclosed in a letter from James River's Chief Financial Officer dated as of the date of this Agreement) provided such plans, contracts, or agreements have not been changed (except for one supplemental income agreement previously disclosed to First Virginia) since the commencement of negotiations between James River and First Virginia, and First Virginia will make reasonable efforts to retain the officers and employees of James River and its Subsidiaries. First Virginia shall honor the terms of the James River severance plans for six months after the Effective Date, at which time First Virginia may discontinue them and James River employees will be subject to the First Virginia severance plan.

         (f) For purposes of eligibility only but not for purposes of determining the level of subsidies, service with James River and its Subsidiaries shall be considered service for First Virginia with respect to the First Virginia Post Retirement Medical Program. All employees of James River and its Subsidiaries as of the Effective Date who participate in the James River medical plan will be able to participate in the First Virginia medical plan without limitations of pre-existing conditions.

         (g) With respect to those James River employees who have Change of Control provisions in their agreements, First Virginia will amend those agreements so that those employees will have only one year from the date of this Agreement to exercise their termination rights.

    1.5 Merger of James River's Subsidiary Banks. Following the effective date of the Merger, each of James River's subsidiary banks shall be merged into a First Virginia subsidiary bank in their current geographic area.

    1.6 Execution of Stock Option Agreement. Immediately after the execution of this Agreement by the Parties and as a condition thereto, James River is executing and delivering to First Virginia a Stock Option Agreement under which First Virginia will have the option to purchase shares of James River Common Stock.

    1.7 Execution of Agreements with Directors. As a condition of executing this Agreement, each director of James River will execute a Support Agreement substantially in the form attached hereto as Exhibit C. Within sixty days of the date of this Agreement, James River will use its best efforts to cause each director of a James River Subsidiary Bank to execute a Support Agreement.

    1.8 Directorships and Director Compensation. Following the Effective Date, each member of the Board of Directors of James River shall become a member of the Board of Directors of the First Virginia subsidiary bank serving the area where such director resides and will be eligible to continue serving on that Board through December, 2002, at which time First Virginia shall determine whether he should continue to serve as a director. Each nonemployee member of the Board of Directors of James River who serves as a director of one of First Virginia's subsidiary banks will continue receiving director fees at the same rate per meeting plus monthly retainer that the director received as a director of James River through the December board meeting in 2002. Following that meeting, such director (if retained) will then be paid the fees paid to other directors of that First Virginia subsidiary bank. Any James River director whose age exceeds the retirement age as of the date of this Agreement or who reaches the retirement age prior to December 2002, will continue to be eligible to serve as director of one of First Virginia's subsidiary bank's board until December 2002, at which time such director will be subject to the retirement policy of that bank for directors.

         Following the Effective Date, only those directors of the James River Subsidiary Banks who are not directors of James River and who sign the Support Agreement described in Section 1.8 above will become Advisory Board members for the First Virginia subsidiary bank that serves the area where they reside. For their service as an Advisory Board member, through December 2001, nonemployee directors will be paid directors' fees at the First Virginia Advisory Board director rate and a monthly retainer as they currently receive as directors of one of James River's Subsidiary Banks. Following the December, 2001 meeting, eligible James River directors who are reelected will then receive only the fees paid to other advisory directors of that First Virginia subsidiary bank. Those directors of James River's Subsidiary Banks whose age exceeds the retirement age for a bank director as of the date of this Agreement or who reach the retirement age prior to December, 2001, will continue to be eligible to serve on the Advisory Board (provided they have signed the Support Agreement) until December 2001, at which time they will be subject to the retirement policy of that bank for directors. The First Virginia subsidiary banks may discontinue the Advisory Boards after December, 2002.

     1.9 Directors and Officers Insurance Indemnification. First Virginia shall purchase and keep in force for a period of three years after the Effective Date directors' and officers' liability insurance providing coverage to directors and officers of James River for acts or omissions occurring prior to the Effective Date. Such insurance shall provide at least the same coverage and amounts as contained in James River's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on James River's policy in effect as of the date hereof (the"Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, First Virginia will use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. For a period of three years, First Virginia(or any First Virginia Subsidiary) further agrees to indemnify all individuals who are or have been officers or directors of James River or any James River Subsidiary prior to the Effective Date, to the fullest extent that such indemnification is provided pursuant to the Articles of Incorporation and Bylaws of James River (or one of its subsidiaries) on the date hereof and is permitted under the Virginia Stock Corporation Act.

    2.0 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

         (a) the term "disclosed in writing" by a party shall mean information set forth in one or more written disclosure letters delivered by that party to the other party on or prior to March 19, 2001.

         (b) "material" means material to James River or First Virginia (as the case may be) and its respective subsidiaries, taken as a whole, and determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement with respect to materiality shall determine materiality in that instance.

         (c) "Material Adverse Effect," with respect to a party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, (i) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or shareholders equity of a party and the Subsidiaries of such party taken as a whole, or (ii) materially impairs the ability of a party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of a party taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger; provided that with respect to James River, only if and to the extent any such expenses payable to third parties are disclosed by James River or incurred by James River following the date hereof as permitted by this Agreement.

         (d) "person" includes an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization.

         (e) "to the knowledge of" or "to the best of the knowledge of" James River or First Virginia or similar phrases includes the knowledge of the current directors and the current executive officers after due inquiry (including the knowledge of the chief executive officer and chief financial officer after due inquiry) of James River or First Virginia, as the case may be.


                                 ARTICLE II.

                       EVENTS PRECEDING EFFECTIVENESS.

    2. Events. On or before the Effective Date the following shall have occurred:

         (a) a majority of the entire Boards of Directors of First Virginia and James River shall have approved this Agreement;

         (b) the Federal Reserve shall have approved the merger of James River into First Virginia pursuant to the Bank Holding Company Act and the acquisition of all of James River's Subsidiaries and the time period for Department of Justice review has expired without any intervention or threatened action by that department having been received;

         (c) the Bureau of Financial Institutions of the Virginia State Corporation Commission shall have approved the Merger pursuant to the provisions of the Code of Virginia;

provided, however, that no approval or consent to be obtained pursuant to
Section 2(b) or 2(c) shall have imposed any condition or requirement which would materially impact the economic or business benefits to First Virginia of the transactions contemplated herein so as to render inadvisable the consummation of the Merger;

         (d) a registration statement on Form S-4 containing the proxy statement for James River shall have been filed with the Securities and Exchange Commission (the "SEC") pertaining to the shares of First Virginia Common Stock to be issued in connection with this Agreement and the Plan of Merger (the "Registration Statement"), the Registration Statement shall have become effective, and no stop order shall have been entered with regard to such Registration Statement;

         (e) this Agreement and the Plan of Merger shall have been submitted to the stockholders of James River and approved by an affirmative vote of the holders of more than two-thirds of all the outstanding shares of James River entitled to vote; and

         (f) Articles of Merger containing the provisions required by, and executed in accordance with the Virginia Stock Corporation Act (the "Articles of Merger"), shall have been filed with the Virginia State Corporation Commission.

                                 ARTICLE III.

                       REPRESENTATIONS AND WARRANTIES.

    3.1 Representations and Warranties of James River. James River represents and warrants to First Virginia, to the best of the knowledge of James River, the following:

         (a) Organization and Authority. James River is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. Each of James River's Subsidiaries is duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Each has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as otherwise disclosed in writing. James River and its Subsidiaries have delivered to First Virginia complete and correct copies of (1) their charters and all amendments thereto to the date hereof and (2) their Bylaws as amended to the date hereof.

         (b)  Capital Structure.

              (1) As of the date of this Agreement, the authorized capital stock of James River consists of 10,000,000 shares of Common Stock, $5.00 par value per share and 2,000,000 shares of Preferred Stock, $5.00 par value per share. As of the date hereof, 4,556,219 shares of James River Common Stock are outstanding, all of which were validly issued, fully paid and nonassessable and there are options outstanding to purchase 263,513 shares of Common Stock, and there are no outstanding shares of Preferred Stock. Except for options issued to employees and directors pursuant to stock option plans and except for the stock option granted to First Virginia pursuant to the Stock Option Agreement of even date hereof, no other options to purchase James River Common Stock have been issued.

              (2) Other than the options mentioned above in subparagraph 3.1(b)(1), James River has no commitments to issue or sell any such shares or any securities or obligations convertible into or exchangeable for such shares, or given any person the right to subscribe for or acquire any such shares and no securities or obligations representing such rights are outstanding.

         (c) Corporate Authority. The execution of this Agreement and the Plan of Reorganization and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of James River. This Agreement and the Plan of Reorganization are valid and binding obligations of James River and no further corporate authorization on the part of James River is necessary to consummate the transactions contemplated hereby or thereby except the approval of the stockholders of James River pursuant to applicable law. Except as otherwise disclosed in writing to First Virginia, to the knowledge of James River, neither the execution and delivery of this Agreement and the Plan of Merger nor the consummation in accordance with the terms of the transactions contemplated hereby and thereby nor compliance by James River or any of its Subsidiaries with any provision hereof or thereof will (i) conflict with or result in a breach of any provision of their charters or bylaws or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which James River or any of its Subsidiaries is a party or by which James River and its Subsidiaries or any of their properties or assets may be bound (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to James River or its Subsidiaries or any of their properties or assets in any instance in which such conflict or violation described in (i) or (ii) would have a Material Adverse Effect. Except as otherwise disclosed in writing to First Virginia, to the knowledge of James River, no consent is required in connection with the execution and delivery by James River of this Agreement or the Plan of Merger except for the consents, approvals, and satisfaction of conditions hereinafter set forth and consummation by James River and its Subsidiaries of the transactions contemplated hereby.

           (d) Subsidiaries. James River owns all the issued and outstanding shares of First Colonial Bank, James River Bank, James River Bank/Colonial, State Bank and James River Support, Inc. James River Bank owns all of the issued and outstanding shares of James River Bank Services Corporation and Mortgage Company of James River, Inc. James River Bank/Colonial owns all of the issued and outstanding shares of James River/Colonial Services Corporation and East Bank Services Corporation. State Bank owns all of the issued and outstanding shares of State Bank Services Corporation. First Colonial Bank owns all the issued and outstanding shares of Family Finance Corp., Family Finance of Virginia, Inc. and First Colonial Financial Corporation. There are no other direct or indirect Subsidiaries of James River other than those described above. The outstanding shares of capital stock or other equity interest of the Subsidiaries are validly issued, fully paid and nonassessable and are free and clear of all liens, claims and encumbrances or preemptive rights of any person. All ownership interests of five percent (5%) or more of any corporation, partnership, joint venture, or other organization owned directly or indirectly by James River have been disclosed in writing to First Virginia.

         (e) Financial Statements. James River has delivered to First Virginia its 1999 Annual Report to Stockholders and Form 10-K and James River has also delivered its Quarterly Report on Form 10-Q for the period ended September 30, 2000 which includes (1) Unaudited Consolidated Balance Sheet as of September 30, 2000 and Audited Consolidated Balance Sheet as of December 31, 1999; (2) Unaudited Consolidated Statements of Changes in Stockholders' Equity for the nine months ended September 30, 2000 and 1999; (3) Unaudited Consolidated Statements of Income for the nine months ended September 30, 2000 and 1999 and (4) the Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 1999 together with the Notes to those Consolidated Statements (the "Financial Statements"). Subject to required yearend adjustments and the absence of certain footnote information in the unaudited statements, the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated or as more particularly set forth therein. The Unaudited Consolidated Balance Sheets included as a part of the Financial Statements present fairly as of September 30,2000 the consolidated financial position and assets and liabilities of James River. The Unaudited Consolidated Statements of Income present fairly the consolidated results of operations of James River for the periods indicated.

         (f) Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the Financial Statements or as disclosed in writing to First Virginia, neither James River nor any of its Subsidiaries as of the date of this Agreement has any liabilities or obligations of any nature (other than contingent liabilities that have been disclosed in writing to First Virginia) that would have a Material Adverse Effect or any liabilities in the nature of employment contracts with, or agreements to pay bonuses to any of its directors, officers or employees, other than liabilities or obligations incurred in the ordinary course of business, none of which liabilities or obligations would have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries.

         (g) No Material Adverse Changes. Since September 30, 2000, there has been no material adverse change in the assets or liabilities or in the business or condition (financial or otherwise) of James River or its Subsidiaries that would have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries, which has not been previously disclosed to First Virginia.

         (h) Tax Matters. James River and its Subsidiaries have filed all tax returns required to be filed for each of the five years ended December 31, 1999, and have paid or set up an adequate reserve for the payment of all taxes required to be paid in respect of the periods covered by such returns and have set up an adequate reserve for the payment of all income, property, sales, employment, franchise or other taxes anticipated to be payable in respect of the period subsequent to the last of said periods and for the payment of all other taxes, except where the failure to do so would not have a Material Adverse Effect on James River and its Subsidiaries. James River and its Subsidiaries will not have any material liability for any such taxes in excess of the amounts so paid or the reserve so established and James River and its Subsidiaries are not delinquent in the payment of any material tax assessment or governmental charge. No material deficiencies for any tax assessment or governmental charge have been proposed, asserted or assessed against James River and its Subsidiaries which would not be covered by existing reserves and, as of the date of this Agreement, no requests for waivers for the time to assess any such taxes are pending. All of the James River's Subsidiaries have timely filed all information returns for customers required to be filed by the IRS and to the best of its knowledge, has complied with all IRS requirements regarding the certification of taxpayer identification numbers of customers and backup withholding, except where failure to do so would not have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries.

         (i)  Property.

              (1) James River and its Subsidiaries own all operating real properties reflected as owned by them in the Financial Statements free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever (collectively, "Encumbrances") that are material to the financial condition, results of operations or business of James River and its Subsidiaries taken as a whole, except (i) liens for current taxes not yet due and payable, (ii) mortgages, deeds of trust or other Encumbrances reflected in the Financial Statements, (iii) such imperfections of title, easements and other Encumbrances as do not materially detract from or interfere with the present use of such operating real properties subject thereto or affected thereby, (iv) Encumbrances incurred in the ordinary course of business after the date of this Agreement, and (v) Encumbrances disclosed in writing to First Virginia.

              (2) As of the date of this Agreement, substantially all tangible real or personal property and assets material to the business operation or financial condition of James River and its Subsidiaries on a consolidated basis which are owned by them or in which any of them has an interest (other than a security interest) are in substantially good operating condition and repair, ordinary wear and tear excepted.

              (3) All leases material to James River and its Subsidiaries on a consolidated basis pursuant to which James River and its Subsidiaries lease real property are valid and effective in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and there is not to James River's knowledge, under any such leases, any material existing default by James River and its Subsidiaries or any event which with notice or lapse of time or both would constitute such a material default.

         (j) Litigation. Other than as has been disclosed in writing to First Virginia, neither James River nor any of its Subsidiaries is a party to any pending or, to the best of James River's knowledge and belief, threatened claim, action, suit, investigation or proceeding, nor is subject to any order, judgment or decree except for matters which in the aggregate will not have and cannot reasonably be expected to have a Material Adverse Effect on James River and its Subsidiaries. Except as disclosed in writing to First Virginia, neither James River nor any of its Subsidiaries is subject to any agreement, memorandum or understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither James River nor any of its Subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces, noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries. For the purposes of this paragraph, a threatened claim shall mean any claim which has been actually and overtly asserted against James River or its Subsidiaries in a written communication delivered to an officer of James River.

         (k) Contracts and Commitments. Except as reflected in the Financial Statements or as disclosed in writing to First Virginia, neither James River nor its Subsidiaries has as of the date hereof and, except to the extent consented to in writing by First Virginia, will not have on the Effective Date:

              (1) any bonus, stock option plans, deferred compensation plans, severance agreements, split dollar insurance agreements, profit-sharing, retirement arrangements or other fringe benefit plans nor any outstanding calls, commitments or agreements of any character requiring the issuance of shares of its capital stock;

              (2) any debt obligations for borrowed money (including guaranties or agreements to acquire such debt obligations of others) except for debt obligations incurred or acquired in the ordinary course of its banking business;

              (3) any outstanding loans for any person other than those made in the ordinary course of James River's banking business;

              (4) any outstanding loan participations with any of its directors, officers, stockholders or employees;

              (5) any agreement for services or for the purchase or disposition of any equipment or supplies except those incurred in the ordinary course of business;

              (6) any lease of personal property with annual rentals aggregating $100,000 or more;

              (7) any agreement or contract with any third party for the provision of data processing or other services to James River or its Subsidiaries which involves payment by James River or its Subsidiaries of more than $10,000 per month and which (i) has more than six months to run from the date of this Agreement or (ii) may not be canceled by James River or its Subsidiaries as appropriate on 180 days notice or less without penalty; and

              (8) any outstanding loans to its officers, directors, significant stockholders (collectively "insiders"), or to firms, partnerships or corporations in which any insiders are partners, executive officers, directors or significant stockholders or to any entity which would be a "related interest" of an insider as defined in 12 C.F.R. Section 215.2(1) made at rates of interest more favorable or involving greater risks of collectibility than similar loans made to outsiders.

         (l) Accuracy of Information Supplied. As of their respective filing dates, James River's Annual Reports on Form 10- K for the fiscal years ended December 31, 1999 and 1998 and proxy statement for 2000, and any other filings made from and after the date hereof with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such filings being collectively referred to herein as the "James River Filings") complied in all material respects with the regulations of the SEC, and none of the James River Filings, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The information which has been or will be supplied by James River to First Virginia for inclusion in the Registration Statement or any amendment thereto pertaining to the transactions contemplated hereby (the "Registration Statement") filed with the Securities and Exchange Commission ("the "SEC") or the Prospectus contained therein (the "Prospectus"), at the time the Registration Statement becomes effective will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; provided, that information as of a later date shall be deemed to modify information of an earlier date.

         (m) Employee Benefit Plans. James River and its Subsidiaries have filed with the appropriate governmental authority, as to each employee benefit plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), a true and correct copy of (i) the most recent annual report (Form 5500, 5500-C or 5500-R, as appropriate) required to be filed with the Internal Revenue Service ("IRS"), (ii) each IRS favorable determination letter or opinion letter for each such Plan, as applicable, (iii) such Plan documents, (iv) each such Plan, (v) each applicable Summary Plan Description, and (vi) the most recent actuarial report or valuation relating to each tax-qualified Deferred Compensation Plan that was delivered to James River or one of its Subsidiaries by the actuary or recordkeeper for such Plan, except where the failure to make such filings could not reasonably be expected to have a Material Adverse Affect on the operations of James River.

         (n) Defined Benefit and Defined Contribution Plans. With respect to each defined benefit and defined contribution plan that James River and/or its Subsidiaries have: (i) each plan substantially complies in all material respects with all applicable provisions of ERISA; (ii) all material reporting and disclosure requirements of ERISA imposed upon each plan have been substantially complied with, (iii) each plan has not engaged in any material transaction prohibited by Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986 as amended (the "Code") for which an exemption is not applicable; (iv) the minimum funding standards in Section 302 of ERISA and
Section 412 of the Code, do not apply with respect to each plan; (v) no material contributions to each plan from James River are currently past due;
(vi) each plan is not subject to any partial plan terminations; (vii) each plan does not have any material property (other than shares of James River Common Stock) which does not have a readily ascertainable value; (viii) each plan does not own any employer security or real property as defined in ERISA
Section 407 (other than shares of James River Common Stock); (ix) no proceedings, investigation, filing, or other matters are pending before the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or other public or quasi- public body in connection with the plan except for such matters as may have been instituted by James River by virtue of the Merger contemplated by this Agreement or which if adversely determined or resolved would not have a Material Adverse Effect on James River and its Subsidiaries; and (x) each plan is qualified in all material respects under
Section 401(a) and other applicable provisions of the Code.

         (o) Environmental Matters. For purposes of this subsection, the following term shall have the indicated meaning:

             "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment
         (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous
         Substances. The term "Environmental Law" includes without limitation the Comprehensive Environmental Response, Compensation and Liability Act, as amended,
         42 U.S.C. Sec. 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sec. 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Sec. 7401, et seq; the Federal Water Pollution Control act, as amended, 33 U.S.C. Sec. 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Sec. 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Sec. 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Sec. 300f, et seq; and all comparable state and local laws that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance. The term "Hazardous Substance" means any toxic or hazardous wastes, pollutants or substances defined or listed as hazardous substances pursuant to any environmental law.

    To the knowledge of James River, except as otherwise disclosed in writing to First Virginia, neither James River, any of its Subsidiaries, nor any properties owned or operated by James River or any of its Subsidiaries or in which such entity has a security interest, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries. To the knowledge of James River, there are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted, pending or threatened relating to the liability of any properties owned or operated by James River or any of its Subsidiaries or in which such entity has a security interest under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

         (p) Loan Portfolio. Except as disclosed in writing to First Virginia, each loan outstanding on the books of James River's Subsidiaries is in all respects what it purports to be, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and was made substantially in accordance with the respective Subsidiary's standard loan policies as in effect at the time made. The records of the Subsidiaries regarding all loans outstanding on its books are accurate in all material respects. The reserves for possible loan losses (subject to yearend adjustments) on the outstanding loans of the Subsidiaries and the reserves for the real estate owned by the Subsidiaries as reflected in the Financial Statements, have been established in accordance with generally accepted accounting principles and with the requirements of the federal and state banking agencies, and in the best judgment of the management of the Subsidiaries, are adequate to absorb all known and anticipated loan losses in the loan portfolio of the Subsidiaries, and any losses associated with other real estate owned or held by the Subsidiaries. Except for those loans disclosed in writing to First Virginia, no loan in excess of $100,000 has been classified as of the date hereof by the Subsidiaries or regulatory examiners as "Other Loans Specifically Mentioned", "Substandard", "Doubtful" or "Loss". Except as has been disclosed in writing to First Virginia, each loan reflected as an asset on the Financial Statements is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and no defense, offset or counterclaim has been asserted with respect to any such loan.

         (q) Compliance with Laws. Except as disclosed in writing to First Virginia, to the knowledge of James River, neither James River nor any of its Subsidiaries (i) is in violation of any law, order or permit applicable to its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or (ii) has received any notification or communication from any agency or federal, state or local government or any regulatory authority or the staff thereof (a) asserting that either James River or its Subsidiaries is not in compliance with any law or order which such governmental authority or regulatory authority enforces, which noncompliance could reasonably be expected to have a Material Adverse Effect; or (b) threatening to revoke any material permits, or (c) requiring either James River or its Subsidiaries (1) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding or (2) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

         (r) Insurance. James River and its Subsidiaries are presently insured, and since December 31, 1999 have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by James River and its Subsidiaries are in full force and effect, James River and its Subsidiaries are not in material default thereunder, and all material claims thereunder have been filed in due and timely fashion, except where the failure to make any such claim or to have such insurance or bond coverage would not have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries. James River and its Subsidiaries have no knowledge of any material inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. James River and its Subsidiaries have no knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above except claims that would not have a Material Adverse Effect.

         (s) Charter Provisions. James River has taken all action so that the entering into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will be exempt from any change in control or anti-takeover provisions of the Charter, Bylaws, or other governing instruments of James River or any of its Subsidiaries and will not restrict or impair the ability of First Virginia to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any of James River's Subsidiaries that may be acquired or controlled by First Virginia.


         (t) Investment Advisers. James River has retained no other investment adviser or investment banker or broker in connection with the Merger except for Keefe, Bruyette & Woods, Inc.

         (u) Minute Books. The minute books of James River and each of its Subsidiaries contain or will contain on the Effective Date accurate records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors)

         (v) Repurchase Agreements; Derivatives. With respect to all agreements currently outstanding pursuant to which James River or any James River Subsidiary has purchased securities subject to an agreement to resell, James River or the James River Subsidiary has a valid, perfected first lien or security interest in the securities or collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which James River or any James River Subsidiary has sold securities subject to an agreement to repurchase, neither James River nor any James River Subsidiary has pledged collateral materially in excess of the amount of the debt secured thereby. Neither James River nor any James River Subsidiary has pledged collateral materially in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

         Neither James River nor any James River Subsidiary is party to or has agreed to enter into an exchange-traded or over the counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

    3.2 Representations and Warranties of First Virginia. First Virginia represents and warrants to James River, to the best of the knowledge of First Virginia, as follows:

         (a) Organization, Standing and Power. First Virginia is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly registered as a bank holding company under the Bank Holding Company Act. Each of the subsidiary corporations of First Virginia (and the subsidiaries thereof) are duly organized, validly existing and in good standing in their respective state of incorporation and which have all requisite corporate power and authority to carry on their business as now being conducted and to own and operate their assets, properties and business (the "First Virginia Subsidiaries"). Each First Virginia Subsidiary that is a depository institution is an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, is a member of the Federal Reserve and, except as disclosed in writing, is in compliance in all material respects with all rules and regulations promulgated by the Federal Reserve, the SCC and any other relevant regulatory authority except where noncompliance would not have a Material Adverse Effect. All of the shares of capital stock of the First Virginia Subsidiaries held by First Virginia are duly and validly issued, fully paid and nonassessable, and all such shares are owned by First Virginia or a First Virginia Subsidiary, free and clear of any claim, lien, pledge or encumbrance of any kind, and were not issued in violation of the preemptive rights of any shareholder or in violation of any agreement or of any registration or qualification provisions of federal or state securities laws.

         (b) Capital Structure. As of September 30, 2000, and as shown by the 2000 Third Quarter Report to Stockholders, the authorized capital stock of First Virginia consisted of 175,000,000 shares of Common Stock, par value $1.00 per share, of which approximately 46,141,000 shares were issued and outstanding as of such date and 3,000,000 shares of Preferred Stock, par value $10.00 per share, of which 45,175 shares were issued and outstanding at such date. As of September 30, 2000, 3,113,899 shares of Common Stock were reserved: 99,224 for the conversion of Preferred Stock and 3,014,675 for stock options. As of the date hereof and as of the Effective Date, all outstanding shares of capital stock of First Virginia have been validly issued and are fully paid and nonassessable.

         (c) Authority. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of First Virginia, no approval of the stockholders of First Virginia is required to consummate the transaction herein and therein, and this Agreement and the Plan of Merger are valid and binding obligations of First Virginia. Neither the execution and delivery of this Agreement and the Plan nor the consummation of the transactions contemplated hereby or thereby, nor compliance by First Virginia with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of First Virginia's Articles of Incorporation or Bylaws, or a default or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument, or violation to which First Virginia is a party or by which it or any of its properties or assets may be bound in any instance in which such right of termination, cancellation or acceleration if exercised would have a Material Adverse Effect, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to First Virginia or any of its properties or assets in any instance in which such violation would have a Material Adverse Effect.
Except for consents the lack of which would not have a Material Adverse Effect, no consent or approval by any governmental authority is required for the execution and delivery by First Virginia of this Agreement and the Plan of Merger except for the approval of all the applicable regulatory agencies and meeting of conditions hereinafter set forth, the consummation by First Virginia of the transactions contemplated hereby and thereby.

           (d) Financial Statements. The consolidated financial statements of First Virginia contained in First Virginia's 2000 Third Quarter Report to Stockholders and heretofore delivered by it to James River have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such financial statements. Each of the balance sheets contained in such statements presents fairly as of its date the consolidated financial condition and assets and liabilities of First Virginia. The income statements, statements of stockholders' equity and statements of cash flows contained in such statements present fairly the consolidated results of operations of First Virginia for the periods indicated.

           (e) No Material Adverse Change. Since the date of the financial statements described in Section 3.2(d) above, there has been no material adverse change in the assets or liabilities or in the business or condition (financial or otherwise), results of operations or prospects of First Virginia that would have, individually or in the aggregate, a Material Adverse Effect on First Virginia and its Subsidiaries.

           (f) Accuracy of Information Supplied. As of their respective filing dates, First Virginia's Annual Reports on Form 10-K for the fiscal years ended December 31, 1999 and 1998 and proxy statement dated March 8, 2000, and any other filings made from and after the date hereof with the SEC pursuant to the Exchange Act (such filings being collectively referred to herein as the "First Virginia Filings") complied in all material respects with the regulations of the SEC, and none of the First Virginia Filings, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The information which has been or will be supplied by First Virginia for inclusion in the proxy statement to be distributed to the stockholders of James River (the "Proxy Statement") in respect of the Merger or any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; provided, that information of a later date shall be deemed to modify information of an earlier date.

         (g) First Virginia Common Stock to be Issued. Each share of First Virginia Common Stock issued in connection with the consummation of the Merger to stockholders of James River will be validly issued, fully paid and nonassessable.

         (h) Litigation. Except as reflected in the First Virginia Filings, there are no actions, proceedings or investigations pending or, to the best of First Virginia's knowledge and belief, threatened against First Virginia or any First Virginia subsidiary which, if adversely determined, would have a Material Adverse Effect on the financial conditions or operations of First Virginia and its subsidiaries. Neither First Virginia nor any of its bank subsidiaries is subject to any agreement, memorandum of understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither First Virginia nor any of its bank subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces, noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Virginia and its Subsidiaries.


                                 ARTICLE IV.

               CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE DATE.

    4.1 Conduct of the Business of James River and its Subsidiaries Prior to the Effective Date. During the period from the date of this Agreement to the Effective Date, James River and its Subsidiaries shall conduct their operations according to the ordinary and usual course of business consistent with current practices and use their best efforts to maintain and preserve their business organizations, employees and advantageous business relationships and retain the services of their executive officers. First Virginia and James River shall agree with each other as to the form and substance of any press release with respect to the Agreement or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

    4.2  Forbearances.

              During the period from the date of this Agreement to the Effective Date, neither James River nor its Subsidiaries shall without the prior written consent of First Virginia:

              (i)  make any changes to their Charters or Bylaws;

             (ii) adjust, split, combine or reclassify its Common Stock; make, declare or pay any dividend (except that James River may declare or pay its normal dividend at a quarterly rate of $ .14 per share on its regular quarterly payment dates, provided that James River coordinates its dividend record and payment dates with First Virginia so that no James River shareholder receives a dividend both from First Virginia and James River for the same period) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of their capital stock or any securities or obligations convertible into or exchangeable for any shares of their capital stock, or issue (except upon the exercise of a James River option or First Virginia's option), sell, pledge, encumber or authorize the issuance of any additional shares of James River stock, or grant any stock options or stock appreciation rights or give any person any right or warrant to acquire any shares of their capital stock except for the stock option granted to First Virginia pursuant to the Stock Option Agreement of even date hereof;

            (iii) enter any contract or commitment or incur or agree to incur any liability or make any capital expenditures except in the normal course of business;

             (iv) except as provided in Paragraph 1.4 and as disclosed in writing, increase in any manner the compensation or fringe benefits of any of their directors, officers, agents or employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such directors, officers, agents or employees or become a party to, amend or commit itself to any pension, retirement, profit sharing, welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or officer or other person other than payments consistent with past practices and current incentive compensation plans (including the application of the James River's 2000 Cash Bonus Program and 401(k) Profit Sharing Program award percentage and target amounts (target amounts shall be reduced for the effects of changes as a result of Section 4.13 and identifiable merger costs) on a pro rata basis for 2001 until the Effective Date, which shall be paid on or before the Effective Date), increases which are not material and other increases consented to by First Virginia in writing;

              (v) sell, assign, lease (or agree to sell, lease or assign) or otherwise transfer or dispose of any asset, property or equipment except in the normal course of business;

              (vi) merge or consolidate or agree to merge or consolidate with or into any other corporation, or acquire directly or indirectly, control over any corporation; or

              (vii) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation or directives or with the consent of First Virginia.


    4.3 No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, from and after the date hereof neither James River nor its Subsidiaries nor any of their executive officers, directors, or agents shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations with any person (other than First Virginia) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving James River or its Subsidiaries (an "Acquisition Proposal") or disclose, directly or indirectly, to any person in connection with an Acquisition Proposal any information not customarily disclosed to the public concerning James River or its Subsidiaries, afford to any other person access to the properties, books or records of James River or its Subsidiaries in connection with an Acquisition Proposal or otherwise assist any person preparing to make or who has made such an Acquisition Proposal, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets, except in a situation in which a majority of the full Board of Directors of James River has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide Acquisition Proposal by a third party (which Acquisition Proposal was not directly or indirectly solicited by James River or its Subsidiaries or any of their respective officers, directors, representatives, agents or affiliates after the date of this Agreement) and provides written notice of its intention to consider such Acquisition Proposal and the material terms thereof to First Virginia at least five days before responding to the Acquisition Proposal provided, however, that if such Acquisition Proposal by its terms requires a response in a shorter period, James River shall provide such notice within one business day after it receives the Acquisition Proposal and may thereafter respond in an appropriate fashion. James River and its Subsidiaries will promptly communicate to First Virginia the identity of the offeror and the terms of any Acquisition Proposal which it may receive in respect to any of the foregoing transactions.

    4.4 Compliance with Tax-Free Provisions. Neither James River nor First Virginia shall take any action prior to or after the Effective Date of the Merger which would disqualify the Merger as a tax free reorganization under
Section 368(a) of the Internal Revenue Code of 1986 as amended.

    4.5 Access and Information. James River and its Subsidiaries will permit First Virginia to complete its audit of James River's books and records within 25 days of the date of this Agreement and First Virginia will advise James River of the results of the audit within 25 days of the date of this Agreement. Such audit shall include an examination of loan files, accounts receivable and accounts payable, liabilities, deposits, tax returns, agreements, personnel files and plans, minute books, compliance records, schedule of assets owned, investment portfolio and all other items deemed necessary by First Virginia. James River and First Virginia will give to the officers, accountants, counsel and authorized representatives of the other Party access to its properties, books and records and those of its Subsidiaries and will furnish the other Party with such additional financial and operating data and other information as to its business and properties and those of its Subsidiaries as the other Party may from time to time request. James River and its Subsidiaries and their officers and directors will cooperate with First Virginia and its representatives and counsel in the preparation of any documents or other materials which may be required in connection with the applications to the Federal Reserve Bank of Richmond and the Virginia State Corporation Commission and First Virginia's registration statement on Form S-4 as filed with the SEC or in connection with any other documents or materials required by any governmental agency, stock exchange or association of securities dealers. First Virginia will cooperate with and furnish such information to, and cause its directors and officers and those of its subsidiaries to cooperate with and furnish such information to, James River as it may request in connection with the preparation of the proxy statement for the special meeting of the stockholders of James River to consider the Merger. First Virginia shall return the results of its audit review to James River's Board of Directors if First Virginia terminates this Agreement pursuant to Paragraph 9.2(g).

    4.6 Confidentiality. First Virginia and James River shall cause its advisers and agents to maintain the confidentiality of all confidential information furnished to it by the other party concerning its and its subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Date of the Merger, each party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other party. In the event that either James River or First Virginia should violate any of the terms of this paragraph, such party agrees that the party who is not in violation would have an inadequate remedy at law for such violation and may, therefore, seek an injunction without the necessity of bond, to prevent or halt any violation hereof and such party agrees not to raise any defense that the party who is not in violation of this paragraph has an adequate remedy at law. James River and First Virginia further acknowledge and agree that in the event of a violation of the terms and conditions of this paragraph that the party who is not in violation shall have any and all remedies available at law or equity and shall not be limited to the remedy of injunctive relief.

    4.7 Consents. From the date of this Agreement to the Effective Date, James River will use all reasonable efforts to obtain the written consents or approvals of all private third parties whose consent or approval is required with regard to the transactions contemplated by this Agreement, under the terms of any lease, mortgage, indenture or other agreement to which James River or any of its Subsidiaries is a party or by which any of their assets is bound.

    4.8 Meeting of James River Stockholders. James River will duly call and will convene a meeting of its stockholders on a date anticipated to be after the date all regulatory approval will have been received, to act upon the transactions contemplated hereby as soon as practicable, will recommend approval of this Agreement to its stockholders, and will use its best efforts to obtain a favorable vote thereon. The calling and holding of such meetings and all transactions, documents and information related thereto will be in compliance with all applicable laws. The proxy statement for the stockholders' meeting of James River will be contained in the Registration Statement.

      4.9 Affiliates of James River. James River will promptly (a) furnish to First Virginia and its counsel such information as may be necessary to determine those persons who may be deemed to be affiliates of James River within the meaning of Rule 144 and Rule 145 under the Securities Act of 1933 and (b) use their best efforts to obtain from any person who may be deemed to be such an affiliate such undertakings and agreements substantially in the form of Exhibit B, attached.

    4.10 Insurance Applications. James River and its Subsidiaries agree to complete and deliver to First Virginia within 30 days from the date of this Agreement the insurance applications necessary to include insurance coverage for James River and the Subsidiaries' property, casualty and fidelity risks under First Virginia's applicable insurance policies and include liability coverage for James River and the Subsidiaries' directors and officers under First Virginia's directors and officers liability insurance policy.

    4.11 Applications to the Virginia State Corporation Commission. James River and its Subsidiaries, jointly with First Virginia, will prepare and file with the Virginia State Corporation Commission applications requesting approval for First Virginia to acquire both James River and its Subsidiaries pursuant to the provisions of Virginia law and will use their best efforts to secure favorable action by the State Corporation Commission on such applications.

    4.12 Federal Reserve Applications. James River and its Subsidiaries, jointly with First Virginia, will prepare and file with the Federal Reserve, applications requesting approval for the Merger and will use its best efforts to secure favorable action by the Federal Reserve on such applications.

    4.13 Changes Requested by First Virginia. At the request of First Virginia, on the last business day prior to the Effective Date of the Merger James River shall, and James River shall cause each of its Subsidiaries to, establish such additional accruals, reserves and charge-offs, through appropriate entries in its accounting books and records, as may be necessary to conform the accounting and credit loss reserve practices and methods of James River and its Subsidiaries to those of First Virginia (as such practices and methods are to be applied from and after the Effective Date of the Merger) and to First Virginia's plans with respect to the conduct of the business of James River and the Banks following the Effective Date of the Merger. Any such accruals, reserves and charge-offs shall not be deemed to cause any representation and warranty of James River to not be true and accurate as of the Effective Date of the Merger.


                                  ARTICLE V.

                         COVENANTS OF FIRST VIRGINIA.

    5.1 Issuance of Stock and Payment of Cash. First Virginia will issue and deliver or cause to be delivered the shares of First Virginia Common Stock and cash as called for by Paragraph 1.1 of this Agreement.

    5.2 Stock Adjustments. Nothing in this Agreement shall limit the right of First Virginia to issue or agree to issue any of its stock or other securities in any manner and for any consideration permitted by law prior to or after the Effective Date; provided, however, that if First Virginia takes any action which establishes prior to the Effective Date a record date or an effective date for a stock dividend on its common stock, a split- up, any combination of its common stock, or any distribution on shares of its common stock other than cash dividends, First Virginia will take all such action as shall be necessary in order that the James River Common Stock will be converted in the Merger into additional shares of First Virginia Common Stock which would have been delivered to the holders of James River Common Stock if the Merger had been made effective immediately before such record or effective date; provided, however, that there shall be no adjustment of First Virginia Common Stock by reason of First Virginia issuing or agreeing to issue, on such terms as it may determine, First Virginia Common Stock for cash or property, in exchange for shares of stock of any other corporation or on account of mergers or consolidations before, after or simultaneously with the consummation of the Merger.

    5.3 Preparation of Registration Statement. First Virginia, jointly with James River, will prepare the Registration Statement and any amendments thereto, file the Registration Statement with the SEC, use its best efforts to secure its effectiveness and promptly after the effective date of the Registration Statement, mail and deliver copies of the proxy statement contained therein to the James River stockholders for use by its management to solicit proxies for use at its stockholders' meetings.

    5.4 Application to the Virginia State Corporation Commission. First Virginia, jointly with James River, will prepare and file with the Virginia State Corporation Commission an application requesting approval for First Virginia to acquire James River and its Subsidiaries and will use its best efforts to secure favorable action by the Virginia State Corporation Commission on such application.

    5.5 Federal Reserve Applications. First Virginia will prepare and file with the Federal Reserve, applications requesting approval for the Merger and will use its best efforts to secure favorable action by the Federal Reserve on such applications.


                                 ARTICLE VI.

       CONDITIONS PRECEDENT TO FIRST VIRGINIA'S OBLIGATIONS HEREUNDER.

    Unless waived in writing by First Virginia in its sole discretion, all obligations of First Virginia hereunder to effect the Merger shall be subject to the fulfillment prior to or at the Effective Date of the following conditions:

    6.1 Representations, Warranties. The representations and warranties of James River herein contained shall be true in all material respects as of the Effective Date, shall be deemed made again at and as of the Effective Date and shall be true in all material respects as if so made again; James River shall have performed all of the obligations and complied with all of the covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date in all material respects and First Virginia shall receive from James River officers' certificates in such detail as First Virginia may reasonably request dated the day of the Effective Date and signed by the president, cashier or secretary to the foregoing effect.

    6.2 No Adverse Changes. There shall not have been any material adverse changes in the financial position, results of operations, assets, liabilities or business of James River and its Subsidiaries, taken as a whole, from September 30, 2000, the date of the Financial Statements referred to in Paragraph 3.1(e) above, to the Effective Date, which changes, individually or in the aggregate, have or constitute a Material Adverse Effect on James River and its Subsidiaries.

    6.3 Audit of James River and its Subsidiaries. The audit of James River and its Subsidiaries conducted pursuant to Paragraph 4.5 shall reflect stockholders' equity of James River and its Subsidiaries on a consolidated basis of not less than $51.32 million. For purposes of the audit and this Agreement, consolidated stockholders' equity shall be determined in accordance with generally accepted accounting principles applied on a consistent basis with James River's prior financial statements. Deductions shall be made for any reserve required to reflect assets at their fair values and to provide for any liabilities that should be reflected as of the date of the audit.

However, no deductions will be made for intangible assets, such as goodwill, to reflect fair values and no revaluations will be made to James River's real estate (other than OREO real estate). Furthermore, there will be no change in value of any asset due to the level of interest rates. For purposes of valuing the loans at fair value, First Virginia shall give credit for any loan loss reserve in excess of 1.10% reserve on the books of James River as of September 30, 2000.

    6.4 Legal Opinion. First Virginia shall have received a written opinion from outside counsel to James River, in form reasonably satisfactory to First Virginia, which shall cover matters customary in transactions of this nature.

    6.5 Events Preceding the Effective Date. Each of the events set forth in Paragraphs 2(a)-2(f) shall have occurred.

    6.6. No Adverse Proceedings. No action or proceeding against First Virginia, James River or its Subsidiaries or the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations or inquiries undertaken that might eventuate in any such action or proceeding.


                                 ARTICLE VII.

         CONDITIONS PRECEDENT TO JAMES RIVER'S OBLIGATIONS HEREUNDER.

    Unless waived in writing by James River in its sole discretion, all obligations of James River hereunder to effect the Merger shall be subject to the fulfillment prior to or at the Effective Date of the following conditions:

    7.1 Representations, Warranties and Covenants. The representations and warranties of First Virginia herein contained shall be true in all material respects as of the Effective Date, shall be deemed made again at and as of the Effective Date and shall be true in all material respects as if so made again. First Virginia shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date in all material respects and James River shall have received from First Virginia an officer's certificate in such detail as James River may reasonably request dated the Effective Date and signed by its president, cashier or secretary to the foregoing effect.

    7.2 Events Preceding the Effective Date. Each of the events set forth in Paragraphs 2(a)-2(f) shall have occurred.

    7.3 No Adverse Proceedings or Events. No action or proceeding against James River or its Subsidiaries or First Virginia or the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations or inquiries undertaken that might eventuate in any such action or proceeding.

    7.4 No Adverse Changes. There shall not have been any material adverse change in the financial position, results of operations, assets, liabilities or business of First Virginia and its Subsidiaries taken as a whole from September 30, 2000 to the Effective Date, which changes, individually or in the aggregate, have or constitute a Material Adverse Effect; provided, however, that a merger or acquisition or the announcement of a merger or acquisition involving First Virginia or a subsidiary of First Virginia and requiring the issuance of First Virginia Common or Preferred Stock or cash will not be considered for purposes of this section as an "adverse change" in the financial position, results of operations, assets, liabilities or business of First Virginia.

    7.5. Legal Opinion. James River shall have received a written opinion, dated as of the Effective Date, of in-house counsel to First Virginia, in form reasonably satisfactory to James River, which shall cover matters customary in transactions of this nature; and furthermore, that James River shall have received a written tax opinion from outside counsel acceptable to James River opining to the matters referred to Section 8.1 herein.

    7.6 Fairness Opinion. James River shall have received an opinion from Keefe, Bruyette & Woods, Inc. dated as of the date the James River Board approved this Agreement, that the Merger is fair to such stockholders from a financial point of view; provided, however, that whether or not the opinion concludes that the Merger transaction is fair shall not be considered a condition precedent to Closing by James River.


                                ARTICLE VIII.

         TAX OPINION AND RESTRICTIONS CONCERNING THE RESALE OF FIRST
              VIRGINIA COMMON STOCK BY AFFILIATES OF JAMES RIVER

    8.1 Tax Opinion. First Virginia and James River agree to jointly obtain a tax opinion (the "Tax Opinion") which opinion may be relied on by James River and its stockholders to the effect that:

         (a) the Merger will constitute a reorganization within the meaning of Code Section 368(a)(1)(A) and James River and First Virginia will each be "a party to a reorganization" within the meaning of Code Section 368(b);

         (b) no gain or loss will be recognized by James River or First Virginia upon the transfer of James River's assets to First Virginia pursuant to the Merger and the assumption by First Virginia of the liabilities of James River pursuant to the Merger;

         (c) the gain, if any, realized by a holder of shares of James River Common Stock upon receipt of shares of First Virginia Common Stock and/or cash in exchange for shares of James River Common Stock pursuant to the Merger will be recognized but not in excess of the amount of cash received; and no loss will be recognized by those James River stockholders who exchange their shares of James River Common Stock for shares of First Virginia Common Stock pursuant to the Merger; and

         (d) the basis of First Virginia Common Stock to be received by James River stockholders will be the same as the basis of James River Common Stock surrendered in exchange therefor and the holding period of the First Virginia Common Stock to be received by James River stockholders will include the period during which James River Common Stock surrendered in exchange therefor was held, provided the James River Common Stock was held as a capital asset by such James River stockholder at the Effective Date.

    8.2 Restrictions on Affiliates. Each of the executive officers and directors of James River shall, prior to or on the Effective Date, execute and deliver to First Virginia a written representation substantially in the form of Exhibit B of this Agreement to the effect that no disposition will be made by that person of any shares of First Virginia Common Stock received after the Effective Date except within the limits and in accordance with the applicable provisions of Paragraph C, E, F, and G of Rule 144 under the Securities Act of 1933.


                                 ARTICLE IX.

           TERMINATION, AMENDMENT AND SURVIVAL OF REPRESENTATIONS.

    9.1 Amendment. This Agreement and the Plan of Merger attached hereto may be amended at any time prior to the Effective Date; provided that any such amendment is in writing and is approved by the Board of Directors of each of the parties hereto and provided, further, that subsequent to the meeting in which this Agreement is approved by stockholders of James River, no amendment shall be made in the exchange rate which decreases the consideration to James River's stockholders without the approval of stockholders holding more than two-thirds of all issued and outstanding shares of James River Common Stock.

    9.2 Termination. Notwithstanding any other provision to the contrary of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of James River, this Agreement and the Plan of Merger may be terminated and the Merger abandoned (without any obligation by First Virginia or James River to renegotiate the Agreement) at any time prior to the Effective Date:

         (a) By mutual consent of the Board of Directors of First Virginia and the Board of Directors of James River; or

         (b) By the Board of Directors of either James River or First Virginia (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any material representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

         (c) By the Board of Directors of either First Virginia or James River (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any material covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

         (d) By the Board of Directors of either First Virginia or James River (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant or other agreement contained in the Agreement) if (i) the Federal Reserve Board or the Virginia State Corporation Commission deny approval of the Merger and the time period for all appeals or requests for reconsideration has run or (ii) the shareholders of James River fail to vote their approval of the Agreement and the Merger; or

         (e) By the Board of Directors of either James River or First Virginia in the event the Merger should not become effective within nine months of the date of this Agreement, in each case only if the failure to consummate the Merger is not caused by any breach of the Agreement by the Party electing to terminate; or

         (f) By the Board of Directors of either James River or First Virginia (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled within nine months of the date of this Agreement; or

         (g) By the Board of Directors of First Virginia, at any time up to (and including)the 25th day after execution of this Agreement in the event that First Virginia determines, after its audit of James River and its Subsidiaries referred to in Paragraph 4.5, that the financial conditions of James River and its Subsidiaries, taken as a whole as of the date of completion of the audit, do not meet the standards described in Paragraph 6.3.

    In the event of the termination of this Agreement and the Plan of Merger and the abandonment of the Merger pursuant to this Paragraph 9.2, other than the provisions of Paragraphs 4.6 and 9.4 which shall survive such termination, this Agreement and the Plan of Merger shall become void and have no effect, without any liability on the part of either Party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing contained in this Paragraph 9.2 shall relieve either Party from liability for any breach of this Agreement.

    9.3  Survival of Representations and Covenants.   The respective
warranties, representations, obligations and agreements of the Parties hereto shall survive the Effective Date of the Merger.

    9.4 Expenses. Whether or not the transactions herein are consummated, First Virginia shall pay for all of its expenses and fees in connection with this Agreement and the Merger provided for herein and James River shall pay for all of its expenses and fees including (a) all of their legal expenses and fees, and (b) all the expenses and fees of their advisors, including but not limited to their investment banker, their counsel and their accountant, in connection with the Merger.

    9.5 Notices. All notices, requests, demands and other communications under or connected with this Agreement shall be in writing and (a) if to First Virginia shall be addressed to First Virginia Banks, Inc. 6400 Arlington Boulevard, Falls Church, Virginia 22042-2336, Attention: Barry J. Fitzpatrick, Chairman, President and Chief Executive Officer, with copies to its counsel, Christopher M. Cole, Vice President and Assistant General Counsel and (b) if to James River shall be addressed to James River Bankshares, Inc., Harold U. Blythe, President and Chief Executive Officer, 1514 Holland Road, Suffolk, Virginia 23434, with copies to its counsel, Jody
M. Wagner, Esquire, Kaufmann & Canoles, One Commercial Place, P.O. Box 3037, Norfolk, Virginia 23514-3037.

    9.6 Entire Agreement in Effect. This Agreement, including Exhibits A, B and C is intended by the Parties to and does constitute the entire agreement of the Parties with respect to the transactions contemplated hereunder. This Agreement including the Plan of Merger attached hereto supersedes any and all other prior understandings and agreements between the Parties hereto and it may not be changed, waived, discharged or terminated orally but only in writing by a party against which enforcement of the change, waiver, or discharge or termination is sought.

    9.7 General. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement and the Plan of Merger attached hereto may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, all of which shall become one and the same instrument. This Agreement and the Plan of Merger attached hereto shall inure to the benefit of and be binding upon the parties hereto and their respective successors; it shall not be assigned.

    9.8 Governing Law. This Agreement shall be construed in accordance with the laws of the State of Virginia.


    IN WITNESS WHEREOF, First Virginia and James River have caused this Agreement to be duly executed by their respective chairmen or presidents and their respective seals to be hereunto affixed and attested by their respective cashiers or secretaries thereunto duly authorized as of the date first written above.


ATTEST:                      FIRST VIRGINIA BANKS, INC.

/s/ Barbara J. Chapman       /s/ Barry J. Fitzpatrick
----------------------       By:-------------------------------

Barbara J. Chapman,          Barry J. Fitzpatrick, Chairman,
Vice President and           President and Chief Executive
Secretary                    Officer

ATTEST:                      JAMES RIVER BANKSHARES, INC.

/s/ Donald W. Fulton, Jr.    /s/ Harold U. Blythe
-------------------------    By:-------------------------------

Donald W. Fulton, Jr.        Harold U. Blythe
Senior Vice President,       President and Chief Executive
Corporate Secretary and      Officer
Chief Financial Officer

                                                                APPENDIX B

                               PLAN OF MERGER

                                      OF

                         JAMES RIVER BANKSHARES, INC.

                                     INTO

                          FIRST VIRGINIA BANKS, INC.


    1. The Parties. James River Bankshares, Inc., a Virginia corporation ("James River") shall merge with and into First Virginia Banks, Inc. (the "Merger"), a Virginia corporation ("First Virginia") (collectively referred to herein as the "Constituent Corporations"). First Virginia shall be (as is hereinafter called when reference is made to it at and after the consummation of the Merger) the Surviving Corporation. The name of the Surviving Corporation shall be First Virginia Banks, Inc. The Merger shall become effective at a time specified in the Articles of Merger filed with the Virginia State Corporation Commission (the "Effective Date").

    2. Articles of Incorporation; Bylaws. At the Effective Date, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of First Virginia as in effect immediately prior to the Effective Date.

    3. Effect of the Merger on Capital Stock, Assets, Liabilities and Capitalization of James River and First Virginia.

         3.1 Conversion of Stock of James River. At the Effective Date, each issued and outstanding share of James River Common Stock other than treasury shares shall by virtue of the Merger and without any action by the holder thereof be converted in accordance with the provisions of Section 3.2 hereof, into shares of First Virginia Common Stock which shall be validly issued, fully paid and nonassessable, or cash. Each share of the Common Stock of the Surviving Corporation which shall be issued and outstanding prior to the Merger shall continue to be issued and outstanding.

         3.2  Conversion Rate.   At the Effective Date of the Merger:

    (a) Conversion of Stock. Each share of James River Common Stock which is issued and outstanding as of the Effective Date of the Merger (other than shares exchanged for cash and Dissenting Shares) shall, and without any action by the holder thereof, be converted into .51 shares of First Virginia Common Stock, proportionately adjusted for any stock split, stock dividends or other similar capital adjustments between the date of the Agreement and Plan of Reorganization between the Parties hereto (the "Agreement") and the Effective Date of the Merger by First Virginia. No fractional shares of First Virginia Common Stock shall be issued to James River stockholders. In lieu thereof, each James River stockholder shall receive upon surrender of his James River Common Stock an amount in cash equal to the amount of any fractional share he would otherwise be entitled to receive multiplied by the average of the closing prices per share of First Virginia Common Stock as reported in The Wall Street Journal under the heading "New York Stock Exchange--Composite Transactions" or any comparable heading then in use, for each of the last ten trading days ending on the Effective Date of the Merger.

         (b) Holders of shares of James River Common Stock will be given the option of exchanging their shares for $24.00 per share in cash, provided that the number of shares that may be exchanged for cash, when added to Dissenting Shares (as defined in Section 1.3), shall not exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date. The cash election must be made no later than the time James River stockholders vote on the Merger and once such vote has been taken, cash elections shall be irrevocable. If the aggregate of (i) shares for which a cash election is made and (ii) Dissenting Shares exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date of the Merger, First Virginia first will pay cash for shares submitted for cash exchange by each holder of 100 or fewer shares of James River Common Stock (if such holder has submitted all his shares for cash exchange) and then will pay cash for shares submitted for cash pro rata. Shares not exchanged for cash after proration will be exchanged for First Virginia Common Stock at the exchange ratio provided above.

    Stockholders who elect to exchange some or all of their shares of James River Common Stock for cash must elect cash at or prior to the meeting of James River stockholders called to consider the Merger. If the Merger is approved by James River stockholders at this meeting, a stockholder's election to receive cash is irrevocable.

    (c) After the Effective Date of the Merger, each holder of a certificate for theretofore outstanding shares of James River Common Stock, upon surrender of such certificate to the exchange agent designated by First Virginia (the "Exchange Agent"), unless previously surrendered to James River in connection with the exercise of the cash option, and a letter of transmittal which shall be mailed to each holder of a certificate for theretofore outstanding shares of James River Common Stock by the Exchange Agent promptly following the Effective Date of the Merger, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of First Virginia Common Stock for which shares of James River Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in the Agreement and this Plan of Merger, or cash if the cash option provided above is properly elected, or in the event of a pro rata cash payment as provided above, a combination of cash and First Virginia Common Stock. Until so surrendered, each outstanding certificate which, prior to the Effective Date of the Merger, represented James River Common Stock, will be deemed evidence of the right to receive either (i) the number of full shares of First Virginia Common Stock into which the number of shares of James River Common Stock formerly represented thereby may be converted in accordance with the exchange ratio provided above, or (ii) $24.00 cash per share multiplied by the number of shares of James River Common Stock formerly represented by such certificate if the cash option provided above was properly elected, or (iii) a combination thereof as provided above; and after the Effective Date of the Merger (unless the cash option is properly elected) will be deemed for all corporate purposes of First Virginia to evidence ownership of the number of full shares of First Virginia Common Stock into which the shares of James River Common Stock formerly represented thereby were converted.

    With respect to shares of First Virginia Common Stock into which shares of James River Common Stock are converted pursuant to the Merger, until such outstanding certificates formerly representing James River Common Stock are surrendered, no dividend payable to holders of record of First Virginia Common Stock for any period as of any date subsequent to the Effective Date of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Date of the Merger, there shall be no further registry transfer on the records of James River of shares of James River Common Stock. If a certificate representing such shares is presented to First Virginia, it shall be cancelled and exchanged for a certificate representing shares of First Virginia Common Stock as herein provided. Upon surrender of certificates of James River Common Stock in exchange for First Virginia Common Stock, there shall be paid to the record holder of the certificates of First Virginia Common Stock issued in exchange therefor (i) the amount of dividends theretofore paid with respect to such full shares of First Virginia Common Stock as of any date subsequent to the Effective Date of the Merger which have not been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Date of the Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable with respect to such dividends upon surrender of outstanding certificates. Subject to the immediately preceding two sentences, whenever a dividend or other distribution is declared by First Virginia on First Virginia Common Stock, the record date for which is on or after the Effective Date of the Merger, the declaration shall include dividends or other distributions on all shares of First Virginia Common Stock issuable pursuant to the Merger as provided above, whether or not certificates for those shares of First Virginia Common Stock have then been issued as provided above.

    Options outstanding on the Effective Date of the Merger to acquire James River Common Stock ("James River Options") shall be converted, based on the exchange ratio, into options to acquire First Virginia Common Stock ("First Virginia Options"). The exercise price per share of First Virginia Common Stock under a First Virginia Option shall be equal to the exercise price of James River Common Stock under the James River Option divided by the exchange ratio (rounded up to the nearest cent).

         3.3 Dissenting James River Shares. Notwithstanding anything in this Plan of Merger to the contrary, shares of James River Common Stock which are issued and outstanding immediately prior to the Effective Date of the Merger and which are held by a stockholder who exercised in accordance with applicable law the right (to the extent such right is available by law) to demand and receive payment of the fair value of his shares of James River Common Stock pursuant to Virginia law (the "Dissenting Shares") shall be canceled and shall not be converted into or be exchangeable for the right to receive the consideration provided in Section 3.2 of this Plan of Merger, but the holders thereof shall be entitled to payment of the fair market value of such shares in accordance with Virginia law subject to the procedures and conditions specified under Virginia law unless and until such holder shall fail to perfect his right to dissent or shall have effectively withdrawn or lost such right as the case may be. If such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, his shares of James River Common Stock shall thereupon be deemed at the Effective Date of the Merger to have been converted into the right to receive the consideration provided in Section 3.2 of this Plan of Merger.

         3.4 Assets. The Surviving Corporation shall possess all the rights, interest, privileges, immunities, powers, franchises, concessions, certificates of authority of a public as well as a private nature of each of First Virginia and James River and all property, real and personal, and every interest therein, and all debts and other obligations due on whatever account, and all other chooses in action and all and every interest of, or belonging to, or due to each of First Virginia and James River and the title to all real estate or any interest therein, vested in either of James River or First Virginia, shall not revert or be in any way impaired by reason of the Merger.

         3.5 Liabilities. The Surviving Corporation shall be liable for liabilities of James River and all valid debts, liabilities, duties and obligations of James River shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities, duties and obligations had been originally incurred or contracted by it and neither the rights of creditors nor any liens upon the property of either James River or First Virginia shall be impaired by the Merger.

    4. Board of Directors and Officers. From and after the Effective Date, the directors of the Surviving Corporation shall be the directors of First Virginia immediately prior to the Effective Date and the officers of the Surviving Corporation shall be the officers of First Virginia immediately prior to the Effective Date.

    5. Conditions. Consummation of the Merger is subject to the following conditions:

    (i) approving vote of the holders of more than two-thirds of the outstanding shares of James River Common Stock entitled to vote; (ii) the approval of the Merger by the Board of Directors of the Federal Reserve System and the State Corporation Commission of Virginia; and (iii) the satisfaction of all other conditions to the Merger as contained in the Agreement.

    6. Termination and Abandonment. This Plan of Merger may be terminated and the Merger abandoned as provided in Paragraph 9.2 of the Agreement.



IN WITNESS WHEREOF, the parties hereto have executed this Plan of Merger as of the 3rd day of March, 2001.

ATTEST:                           FIRST VIRGINIA BANKS, INC.

/s/ Barbara J. Chapman            /s/ Barry J. Fitzpatrick
-----------------------           By:-----------------------------

Barbara J. Chapman                Barry J. Fitzpatrick
Vice President and Secretary      Chairman of the Board, President
                                  and Chief Executive Officer


ATTEST:                           JAMES RIVER BANKSHARES, INC.

/s/ Donald W. Fulton, Jr.         /s/ Harold U. Blythe
-------------------------         By:-----------------------------

Donald W. Fulton, Jr.             Harold U. Blythe
Senior Vice President, Secretary  President and Chief
Chief Financial Officer           Executive Officer





                                                              APPENDIX C

                 [Keefe, Bruyette & Woods, Inc. Letterhead]




March 2, 2001

The Board of Directors
James River Bankshares, Inc.
1514 Holland Road
Suffolk, Virginia  23434


Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of James River Bankshares, Inc. ("James River") of the exchange ratio in the proposed merger (the "Merger") of James River Bankshares, Inc. into First Virginia Banks, Inc. ("First Virginia"), pursuant to the Agreement and Plan of Merger, dated as of March 3, 2001, between James River and First Virginia (the "Agreement"). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $5.00 per share, of James River (the "Common Shares") will be converted into 0.5100 shares of common stock, par value $1.00 per share, of First Virginia. James River stockholders will be given the option of exchanging their Common Shares for $24.00 per share in cash, subject to the condition that not more than 40% of Common Shares exchange for cash.

     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, James River and First Virginia, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of James River and First Virginia for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of James River in rendering this fairness opinion and will receive a fee from James River for our services.

     In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of James River and First Virginia and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 1999 of James River and First Virginia; (iii) certain interim reports to and Quarterly Reports on Form 10-Q of James River and First Virginia and certain other communications from James River and First Virginia to their respective stockholders; and (iv) other financial information concerning the businesses and operations of James River and First Virginia furnished to us by James River and First Virginia for purposes of our analysis. We have also held discussions with senior management of James River and First Virginia regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for James River and First Virginia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

     In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of James River and First Virginia as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managments. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for James River and First Virginia are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of James River or First Virginia, nor have we examined any individual credit files.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following:
(i) the historical and current financial position and results of operations of James River and First Virginia; (ii) the assets and liabilities of James River and First Virginia; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for James River or any other business combination in which James River might engage.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

                                   Very truly yours,


                                   /s/ Keefe, Bruyette & Woods, Inc.

                                   Keefe, Bruyette & Woods, Inc.

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 13.1-697 of the Virginia Stock Corporation Act (the "Corporation Act") allows, in general, for indemnification by a Virginia corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director or officer of such corporation if such director or officer conducted himself in good faith and believed, with his respect to acts in his official capacity, that his conduct was in the best interest of the corporation and, with respect to all other acts, that his conduct was not opposed to the best interests of the corporation. Indemnification is also authorized with respect to a criminal action or proceeding where the person had no reasonable cause to believe that his or her conduct was unlawful. However a Virginia corporation may not indemnify a director or officer under Section 13.1-697 to the extent such director or officer is adjudged liable to the corporation in an action by or in the right of the corporation or is adjudged liable on the basis that personal benefit was improperly received by him in any other proceeding, whether or not involving action in his official capacity.

     Section 13.1-692.1 of the Corporation Act provides limitations on damages payable by directors and officers in actions by or in the right of the corporation or by or on behalf of stockholders of the corporation, except in cases of willful misconduct or knowing violation of the criminal law or any of the federal or state securities law, including any claim of unlawful insider trading or manipulation of the market for any security.

     Article VI of First Virginia Banks, Inc.'s Articles of Incorporation, as amended as of the date hereof, mandates the indemnification of its directors, advisory directors and officers against all liabilities, fines, penalties and claims imposed upon them (including amounts paid in settlement and reasonable expenses resulting from proceedings instituted against them by third parties or by or on behalf of First Virginia itself except for such liabilities and expenses that are incurred as a result of such person's willful misconduct or knowing violation of criminal law. Subsection (a) of Article VI provides that First Virginia, upon a majority vote of the disinterested directors, may contract in advance to provide such indemnification and to advance the expenses of such director, advisor director or officer.

     Subsection (b) of Article VI requires the advancement of expenses reasonably incurred by a director, advisory director or officer in a proceeding upon receipt of an undertaking from him to repay the amounts advanced if it is ultimately determined that he is not entitled to indemnification. If, however, a determination has been made that the director, advisory director or officer is not entitled to be indemnified, expenses need not be advanced.

     Subsection (c) of Article VI authorizes First Virginia to provide indemnification and make advances and reimbursements to a lesser extent or to the same extent as it provides to its directors, advisory directors and officers to other persons including its present and former employees and agents and the directors, advisory directors and officers of its subsidiaries and affiliates. First Virginia may also contract in advance to provide such indemnification.

     Subsection (d) of Article VI provides that in any proceeding brought by a stockholder in the right of First Virginia or brought by or on behalf of the stockholders of First Virginia, no damages may be assessed against a director, advisory director or officer of First Virginia arising out of a single transaction, occurrence, or course of conduct. This elimination of liability is not applicable if the director, advisory director or officer engages in willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

     Subsection (e) of Article VI provides that the provisions of Article VI shall be applicable from and after its adoption even though some or all of the underlying conduct or events relating to the proceeding with respect to which indemnity is claimed may have occurred before such adoption. Further, no amendment, modification or repeal of Article VI shall diminish the rights provided thereunder to any person arising from events that occurred prior to such amendment, modification or repeal.

     Subsection (f) of Article VI provides that First Virginia may purchase and maintain insurance to indemnify it against liability assumed by First Virginia by Article VI and may also purchase and maintain insurance on behalf of any person who is or was a director, advisory director, officer, employee or agent of First Virginia or is or was serving at the request of First Virginia as a director, officer, employee or agent of another entity against any liability or expenses incurred by such person in any such capacity or arising from the person's status as such, whether or not First Virginia would have the power to indemnify the person against such liability under the provisions of Article VI.

     First Virginia maintains a Directors and Officers Liability Insurance Policy issued by Federal Insurance Company (part of the Chubb Group of Insurance Companies) in the aggregate annual amount of $50 million. This policy provides coverage up to 100% of its face amount. In general, the policy insures (i) First Virginia's directors and officers and those of its affiliates against loss by reason of their wrongful acts, and/or (ii) First Virginia against claims against the directors and officers by reason of their wrongful acts for which First Virginia is required to indemnify or pay, all as such terms are defined in the policies and subject to the terms and conditions contained therein.

     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. Sec. 1818(b)).

ITEM 21.  EXHIBITS.

     The following exhibits are filed herein or have been, as noted, previously filed:

Exhibit
No.                                  Description
---  ----------------------------------------------------------------------

     2.1 Agreement and Plan of Reorganization, dated as of March 3, 2001, by and between First Virginia Banks, Inc. and James River Bankshares, Inc.(included as Appendix A to the proxy statement-prospectus included in this Registration Statement).

     2.2 Plan of Merger, dated as of March 3, 2001, by and between James River Bankshares, Inc. and First Virginia Banks, Inc. (included as Appendix B to the proxy statement-prospectus included in this Registration Statement).

     2.3 Stock Option Agreement, dated as of March 3, 2001, by and between James River Bankshares, Inc. and First Virginia Banks, Inc. (incorporated herein by reference to Exhibit 1 to First Virginia Banks, Inc.'s
     Schedule 13D filed on March 12, 2001).

     4.1 Amended and Restated Rights Agreement, dated as of July 29, 1988, as amended August 27, 1997 between First Virginia Banks, Inc. and Registrar and Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 1 to First Virginia Banks, Inc.'s Form 8-A/A filed on September 29, 1997).

     5.1 Opinion of Christopher M. Cole, Vice President and Assistant General Counsel of First Virginia Banks, Inc. as to the validity of the shares of First Virginia Banks, Inc. common stock.

     8.1 Opinion of Kaufman & Canoles, a professional corporation, as to federal income tax consequences.

     23.1 Consent of KPMG LLP(for First Virginia Banks, Inc.).

     23.2 Consent of Ernst & Young LLP (for First Virginia Banks, Inc.).

     23.3 Consent of Yount, Hyde & Barbour, P.C. (for James River Bankshares, Inc.).

     23.4 Consent of Goodman & Company, L.L.P. (for James River
     Bankshares, Inc.).

     23.5 Consent of Christopher M. Cole, Vice President and Assistant General Counsel of First Virginia Banks, Inc. (included in Exhibit 5.1).

     23.6 Consent of Kaufman & Canoles, a professional corporation (included in Exhibit 8.1).

     23.7 Consent of Keefe, Bruyette & Woods, Inc.

     24.1 Power of Attorney (contained on the signature page hereof).

     99.1 Form of Proxy of James River.

     99.2 Form of Cash Election Form.
ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (6) That every prospectus: (i) that is filed pursuant to Paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


                                 SIGNATURES

     Pursuant to the requirements of the Securities Act the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Falls Church, State of Virginia on this the 27th day of April, 2001.

                                         REGISTRANT

                                         FIRST VIRGINIA BANKS, INC.

                                         By: /s/ Barry J. Fitzpatrick
                                             ----------------------------
                                             Barry J. Fitzpatrick
                                             Chairman, President and
                                             Chief Executive Officer


                             POWER OF ATTORNEY

     We, the undersigned directors and officers of First Virginia Banks, Inc. do hereby constitute and appoint Thomas E. Jennings and Christopher M. Cole, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                          Title                       Date

/s/ Barry J. Fitzpatrick   Chairman, President, Chief       April 27, 2001
------------------------   Executive Officer and Director
Barry J. Fitzpatrick       (Principal Executive Officer)


/s/ Richard F. Bowman      Executive Vice President,        April 27, 2001
---------------------      Treasurer and Chief Financial
Richard F. Bowman          Officer (Principal Financial
                           and Accounting Officer)


/s/ Jennifer S. Banner     Director                         April 27, 2001
----------------------
Jennifer S. Banner


/s/ Edward L. Breeden, III Director                         April 27, 2001
--------------------------
Edward L. Breeden, III



/s/ Paul H. Geithner, Jr.   Director                        April 27, 2001
-------------------------
Paul H. Geithner, Jr.


/s/ L.H. Ginn, III          Director                        April 27, 2001
------------------
L. H. Ginn, III


/s/ Edward M. Holland       Director                        April 27, 2001
---------------------
Edward M. Holland


/s/ Lawrence T. Jennings    Director                        April 27, 2001
------------------------
Lawrence T. Jennings


/s/ Eric C. Kendrick        Director                        April 27, 2001
--------------------
Eric C. Kendrick


/s/ W. Lee Phillips, Jr.    Director                        April 27, 2001
------------------------
W. Lee Phillips, Jr.


/s/ Joseph W. Richmond, Jr. Director                        April 27, 2001
---------------------------
Joseph W. Richmond, Jr.


/s/ Lynda S. Vickers-Smith  Director                        April 27, 2001
--------------------------
Lynda S. Vickers-Smith


/s/ Robert H. Zalokar       Director                        April 27, 2001
---------------------
Robert H. Zalokar


/s/ Albert F. Zettlemoyer   Director                        April 27, 2001
-------------------------
Albert F. Zettlemoyer

                               EXHIBIT INDEX
Exhibit
No.                                  Description
---  -------------------------------------------------------------------

     2.1 Agreement and Plan of Reorganization, dated as of March 3, 2001, by and between First Virginia Banks, Inc. and James River Bankshares, Inc.(included as Appendix A to the proxy statement-prospectus included in this Registration Statement).

     2.2 Plan of Merger, dated as of March 3, 2001, by and between James River Bankshares, Inc. and First Virginia Banks, Inc. (included as Appendix B to the proxy statement-prospectus included in this Registration Statement).

     2.3 Stock Option Agreement, dated as of March 3, 2001, by and between James River Bankshares, Inc. and First Virginia Banks, Inc. (incorporated herein by reference to Exhibit 1 to First Virginia Banks, Inc.'s
     Schedule 13D filed on March 12, 2001).

     4.1 Amended and Restated Rights Agreement, dated as of July 29, 1988, as amended August 27, 1997 between First Virginia Banks, Inc. and Registrar and Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 1 to First Virginia Banks, Inc.'s Form 8-A/A filed on September 29, 1997).

     5.1 Opinion of Christopher M. Cole, Vice President and Assistant General Counsel of First Virginia Banks, Inc. as to the validity of the shares of First Virginia Banks, Inc. common stock.

     8.1 Opinion of Kaufman & Canoles, a professional corporation, as to federal income tax consequences.

     23.1 Consent of KPMG LLP(for First Virginia Banks, Inc.).

     23.2 Consent of Ernst & Young LLP (for First Virginia Banks, Inc.).

     23.3 Consent of Yount, Hyde & Barbour, P.C. (for James River Bankshares, Inc.).

     23.4 Consent of Goodman & Company, L.L.P. (for James River
     Bankshares, Inc.).

     23.5 Consent of Christopher M. Cole, Vice President and Assistant General Counsel of First Virginia Banks, Inc. (included in Exhibit 5.1).

     23.6 Consent of Kaufman & Canoles, a professional corporation (included in Exhibit 8.1).

     23.7 Consent of Keefe, Bruyette & Woods, Inc.

     24.1 Power of Attorney (contained on the signature page hereof).

     99.1 Form of Proxy of James River.

     99.2 Form of Cash Election Form.

                                                           Exhibit 5.1

                                May 7, 2001


First Virginia Banks, Inc.
6400 Arlington Boulevard
Falls Church, Virginia 22042-2336

     Re: Registration Statement for Proposed Merger of James River Bankshares, Inc. with and into First Virginia Banks, Inc.

Ladies and Gentlemen:

     In connection with the proposed offering of 2,454,901 shares of Common Stock, par value $1.00 per share, of First Virginia Banks, Inc., pursuant to the above-described Registration Statement on Form S-4, I have examined such corporate records, certificates and other documents and such questions of law as I considered necessary or appropriate for purposes of preparation and filing of this opinion.

     On the basis of such examination, it is my opinion that the shares of Common Stock on being issued with respect to the merger of James River Bankshares, Inc. with and into First Virginia Banks, Inc. will be legally issued, fully paid and nonassessable.

     I hereby consent to the filing of this opinion as an exhibit to said Registration Statement and to the reference to me under the caption "Opinions" in the proxy statement-prospectus included therein.

                                   Very truly yours,

                                   /s/ Christopher M. Cole

                                   Christopher M. Cole
                                   Vice President and
                                   Assistant General Counsel

                                                          Exhibit 8.1



                                May 3, 2001



First Virginia Banks, Inc.
One First Virginia Plaza
6400 Arlington Blvd.
Falls Church, VA  22042-2336

James River Bankshares, Inc.
P.O. Box 440
Suffolk, VA  23434-0440

Gentlemen:

     You have requested our opinion with respect to certain federal income tax matters concerning the Agreement and Plan of Reorganization under which James River Bankshares, Inc. ("James River") will merge with and into First Virginia Bank, Inc. ("First Virginia"), with First Virginia continuing as the surviving entity ("James River Reorganization"). As a result of the James River Reorganization, the outstanding common shares of James River will be converted into and become shares of First Virginia common stock and the shareholders of James River will become shareholders of First Virginia.

     We have reviewed the section titled "Certain Federal Income Tax Consequences" contained in the proxy statement ("Proxy Statement") in connection with the above-referenced Agreement and Plan of Reorganization. The capitalized terms used herein and not otherwise defined shall have the same meaning as those in the Proxy Statement. References to the "Code" are to the Internal Revenue Code of 1986, as amended. We have also reviewed the Agreement and Plan of Reorganization, dated March 3, 2001, between James River and First Virginia and such other documents as we consider relevant for purposes of our opinion herein.

     The following tax opinion relates to the subject matters as described in the Proxy Statement.

     Our opinion is based on the assumptions that (i) the transactions contemplated under the Agreement and Plan of Reorganization constitute all of the material transactions relating to the shares of First Virginia Common Stock to be issued in the James River Reorganization, and (ii) there are no agreements, arrangements, or understandings of the James River shareholders regarding disposition of the First Virginia Common Stock to be received in the James River Reorganization not reflected in such documents. We have relied on your representations that the information presented to us in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. The opinion set forth below is based on, among other things, the initial and continuing accuracy of the information, statements and representations set forth in the documents referred to above.

     This opinion is based upon existing provisions of the Code, legislative history with respect thereto, rules and regulations thereunder, published rulings and court decisions, and upon facts set forth herein and information and representations furnished by James River. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements, opinions or analyses expressed herein. Any such changes may or may not be retroactive with respect to transactions completed prior to the date such changes are announced.

     The tax consequences to any particular shareholder may be affected by matters not discussed below. Certain types of shareholders may be subject to special rules that are not addressed in this summary. Each shareholder should be strongly urged to consult his own tax advisor concerning the effects of Federal income tax law and regulations, and interpretations thereof, on his own tax situation.

     This discussion does not address, among other matters:

     1.   state, local, or foreign tax consequences of the merger;

     2. the tax consequences to James River stockholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities, and persons who hold their stock in a hedging transaction or as part of a straddle or conversion transaction;

     3. the tax consequences affecting shares of James River common stock acquired upon the exercise of stock options, stock purchase plan rights, or otherwise as compensation;

     4. the tax consequences to holders of options to acquire shares of James River common stock; and

     5. the tax consequences to First Virginia and James River of any income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

     Assuming that the merger is consummated in accordance with the merger agreement, it is anticipated that the following federal income tax consequences will occur:

     1.   The merger will constitute a reorganization within the meaning of
          Section 368(a) of the Internal Revenue Code and James River and First Virginia will each be "a party to a reorganization" within the meaning of Code Section 368(b).

     2.   No gain or loss will be recognized by James River or First Virginia upon the transfer of James River's assets to First Virginia pursuant to the Merger and the assumption by First Virginia of the liabilities of James River pursuant to the Merger.

     3. No gain or loss will be recognized by the James River stockholders who exchange of all of their shares of James River common stock for First Virginia common stock pursuant to the merger, except that a gain or loss will be recognized on the receipt of any cash in lieu of a fractional share.

     4. The tax basis of First Virginia common stock to be received by the James River stockholders who exchange all of their shares of James River common stock solely for First Virginia common stock (including a fractional share interest in First Virginia common stock deemed received and redeemed) in the merger will be the same as the tax basis of the James River common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

     5. The holding period of the First Virginia common stock to be received by James River stockholders who exchange all of their James River common stock solely for First Virginia common stock (including a fractional share interest in First Virginia common stock deemed received and redeemed) in the merger will include the holding period of the James River common stock surrendered in exchange therefor, provided that such James River shares were held as a capital asset by the James River stockholders on the date of the exchange.

     6. With respect to James River common stock exchanged for cash pursuant to a cash election, if the James River stockholder owns no First Virginia common stock immediately after the merger, either directly or through the application of constructive ownership rules of the Code, the James River stockholder will recognize gain or loss in the amount equal to the difference between the amount of such cash and the adjusted basis of the James River stock surrendered.

     7. With respect to James River common stock exchanged for cash pursuant to a cash election effective with respect to only part of a stockholder's James River common stock holdings, the stockholder will recognize income. The treatment of such income will depend on the facts and circumstances of each case. The stockholder making such a partial cash election should consult with his or her tax advisor.


     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving such consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission thereunder.

                              Very truly yours,

                              /s/ KAUFMAN & CANOLES

                              KAUFMAN & CANOLES,
                              a Professional Corporation


                                                        Exhibit 23.1




                      CONSENT OF INDEPENDENT AUDITORS



Board of Directors
First Virginia Banks, Inc.

     We consent to the use of our report dated January 16, 2001, incorporated herein by reference, relating to the consolidated financial statements of First Virginia Banks, Inc. and subsidiaries as of December 31, 2000 and 1999, and for the years then ended and to the reference to our firm under the heading "Experts" in the prospectus.

                                                       /s/ KPMG LLP

Richmond, Virginia
May 4, 2001


                                                       Exhibit 23.2


                      CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of First Virginia Banks, Inc. dated May 7, 2001 and to the incorporation by reference therein of our report dated January 19, 1999, with respect to the consolidated statements of income, shareholder's equity and cash flows of First Virginia Banks, Inc. for the year ended December 31, 1998 included in its Annual Report (Form 10-k) for the year ended December 31, 2000 filed with the Securities and Exchange Commission.


                                                       /s/ Ernst & Young LLP


McLean, Virginia
May 4, 2001




                                                         Exhibit 23.3




            CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



     We consent to the incorporation by reference in the Registration Statement on Form S-4 of First Virginia Banks, Inc. of our report dated January 19, 2001, except for Note 24, as to which the date is March 3, 2001, relating to the consolidated balance sheets of James River Bankshares, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended, which report is included in the December 31, 2000 annual report on Form 10-K of James River Bankshares, Inc. We audited the 1998 financial statements of State Bank of Remington, Inc., a company which was pooled with James River Bankshares, Inc. in 1999, as explained in Note 2 to the consolidated financial statements. We also consent to the reference made to us under the caption "Experts" in the Proxy Statement/Prospectus constituting a part of this Registration Statement.



                              /s/  YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
May 7, 2001

                                                       Exhibit 23.4




                      CONSENT OF INDEPENDENT AUDITORS



As independent auditors, we hereby consent to the inclusion in the Form S-4 Registration Statement of First Virginia Banks, Inc. of our report, dated January 28, 1999, relating to the consolidated statements of income, shareholders' equity and cash flows of James River Bankshares, Inc. for the year ended December 31, 1998, and to the reference to our firm in the "Experts" section of the Proxy Statement-Prospectus constituting part of the Form S-4 Registration Statement.


/s/  GOODMAN & COMPANY LLP

131 Temple Lake Drive, Suite 1
Colonial Heights, Virginia 23834
May 7, 2001

                                                        Exhibit 23.7




                  CONSENT OF KEEFE, BRUYETTE & WOODS, INC.



     We hereby consent to the use of our opinion letter to the Board of Directors of James River Bankshares, Inc. included as Appendix C to the Proxy Statement-Prospectus which forms part of the Registration Statement on Form S-4 relating to the proposed merger of First Virginia Banks, Inc. and James River Bankshares, Inc. and to the references to such opinion therein.

     In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                        KEEFE, BRUYETTE & WOODS, INC.

                                        by:  /s/ Scott R. Anderson
                                             -----------------------
                                             Name: Scott R. Anderson
                                             Title:Managing Director
                                             Dated:May 7, 2001

                                                         Exhibit 99.1


                        JAMES RIVER BANKSHARES, INC.
                       SPECIAL MEETING, JUNE 27, 2001
        THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Harold U. Blythe and G. P. Jackson and each of them in case the other is unable or unwilling to act, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all of the shares of voting stock of James River Bankshares, Inc. held of record by the undersigned on May 17, 2001, at the Special Meeting of Stockholders to be held on June 27, 2001 or any adjournments thereof. The affirmative vote of a majority of the shares represented at the meeting may authorize the adjournment of the meeting; provided, however, that no proxy which is voted against the Agreement and Plan of Reorganization will be voted in favor of adjournment to solicit further proxies for such proposal.


1. Adoption of the Agreement and Plan of Reorganization, dated as of March 3, 2001, by and between James River Bankshares, Inc. and First Virginia Banks, Inc., the related Plan of Merger and the transactions contemplated thereby, including the merger of James River Bankshares, Inc. with and into First Virginia Banks, Inc.

               [ ] FOR        [ ] AGAINST         [ ] ABSTAIN

2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournments thereof.


THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER, BUT IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ADOPTION OF THE AGREEMENT AND PLAN OF REORGANIZATION.

     The undersigned acknowledges receipt from James River Bankshares, Inc. prior to the execution of this proxy card of the Notice of the Special Meeting of Stockholders and the related proxy statement-prospectus.

     DATED:  ________________, 2001



                                       -----------------------------
                                                  Signature


                                       -----------------------------
                                         Signature, if held jointly

Please sign exactly as name appears on this proxy card. When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, personal representative, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person

PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

                                                             Exhibit 99.2

               CASH ELECTION FORM AND LETTER OF TRANSMITTAL, TO BE COMPLETED, SIGNED AND RETURNED BY THOSE JAMES RIVER BANKSHARES, INC. STOCKHOLDERS WHO
                 WISH TO RECEIVE CASH FOR THEIR SHARES OF
                 JAMES RIVER BANKSHARES, INC. COMMON STOCK

DEAR JAMES RIVER STOCKHOLDER,

     This cash election form and letter of transmittal is to be used in connection with the acquisition of James River Bankshares, Inc. ("James River") by First Virginia Banks, Inc. ("First Virginia") pursuant to the merger of James River with and into First Virginia, in accordance with the terms of the agreement and plan of reorganization (the "merger agreement"), dated March 3, 2001, by and between James River and First Virginia. A copy of the merger agreement is included as Appendix A to the proxy statement-prospectus, dated May __, 2001, relating to the merger. Extra copies of the proxy statement-prospectus will be made available upon request to Registrar and Transfer Company (the "Exchange Agent") at one of the addresses set forth below. Receipt of the proxy statement-prospectus is hereby acknowledged by the undersigned.

     Pursuant to the merger agreement, you may make a cash election, in the manner indicated below, to have all or less than all of the shares of James River common stock evidenced by the certificate(s) surrendered to the Exchange Agent with this cash election form and letter of transmittal, as to which delivery has been guaranteed in accordance with Instruction 18, or which have been transferred by book entry into the account of the Exchange Agent at the Depository Trust Company ("DTC"), converted into the right to receive $24.00 of cash per share of James River common stock (the "cash consideration").

     If you wish to make a cash election with respect to any or all of your shares of James River common stock in connection with the merger of James River with First Virginia, you must (1) sign this cash election form and letter of transmittal in the space provided on page 2 and on the space provided on the enclosed Substitute Form W-9 on the reverse hereof and (2) mail or deliver the completed form with your certificate(s) representing shares of James River common stock, or a Guarantee of Delivery, to the Exchange Agent at one of the following addresses, or cause your broker to make a book entry transfer of your shares to the Exchange Agent's account at DTC. In order to properly make a cash election, this cash election form and letter of transmittal and any other required documents must be received by the Exchange Agent prior to 10:00 a.m., Suffolk, Virginia time, on June 27, 2001, the Election Deadline. If you have lost or destroyed any stock certificates which evidence the shares as to which you would like to make a cash election please complete the enclosed Affidavit for Lost Stock Certificate(s) and follow the instructions on the form as to the payment of a surety bond. Include the Affidavit and your check with this cash election form and letter of transmittal when it is submitted.

        By hand:               By overnight courier:            By mail:
        --------               ---------------------            --------

Registrar and Transfer Co Registrar and Transfer Co Registrar and Transfer Co
10 Commerce Drive         10 Commerce Drive         P.O. Box 1163
Cranford, NJ 07016        Cranford, NJ 07016        Cranford, NJ 07016-9623







A representative of the Exchange Agent will be present at the James River Special Meeting to accept your cash election form and letter of transmittal and related documents.

PLEASE READ THIS CASH ELECTION FORM AND LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS CAREFULLY. PLEASE NOTE THAT THE TERM THE "UNDERSIGNED" REFERS TO YOU AS THE STOCKHOLDER.



         DESCRIPTION OF SHARES OF JAMES RIVER COMMON STOCK ENCLOSED
--------------------------------------------------------------------------
Name(s) and Address(es) of Registered Holder(s)  Certificate(s) Enclosed
(If blank, please fill in, exactly as name        (Please list below --
appears on the Certificate(s)) *                  attach additional list
                                                      if necessary)
---------------------------------------------------------------------------
                                              Cert No(s)**  No of Shares
                                                            Represented
                                                            By Such Cert
                                                            (or Covered by
                                                            a Guarantee of
                                                            Delivery)
                                              -----------------------------

                                              -----------------------------

                                              -----------------------------
                                              Total Shares
---------------------------------------------------------------------------
* For a delivery using the Guarantee of Delivery procedures (see Instruction 17), exactly as name(s) will appear on the certificate(s) when delivered.
**   Certificate numbers are not required if certificates will be delivered using the Guarantee of Delivery procedures.



--------------------------------------------------------------------------
                                  ELECTION
--------------------------------------------------------------------------
     ___ CASH ELECTION FOR ALL SHARES. The undersigned makes a cash election for all shares of James River common stock identified above and equal to the number of shares entered above under "Total Shares."

     ___ CASH ELECTION FOR LESS THAN ALL SHARES. The undersigned makes a cash election for _____________ shares of James River common stock.

For those electing to receive cash for all or some of their shares of James River common stock in lieu of the common stock of First Virginia Banks, Inc., check one of the items on the left. If you wish to make a cash election for less than the total number of shares submitted with this cash election form and letter of transmittal, you must check only the lower box and indicate in the blank the number of shares of James River common stock as to which you are making a cash election. In no event may the number of shares entered in the lower box exceed the number of shares entered above under "Total Shares" and submitted with this cash election form and letter of transmittal (or covered by a Guarantee of Delivery). See instruction 19. Please note that as described below because First Virginia will limit the total amount of cash it pays in the merger, you may not receive cash for all of the shares as to which you make a proper cash election.
--------------------------------------------------------------------------





                  AFFIDAVIT FOR LOST STOCK CERTIFICATE(S)


     The undersigned hereby attests and certifies the following: That I am the lawful owner of the certificate(s) listed on this letter of transmittal as lost. That a search for the certificate(s) has been conducted and that these certificate(s) cannot be located. That these certificate(s) have not been endorsed, hypothecated, sold, or had their ownership pledged or encumbered in any form, whatsoever.

     In requesting the replacement of these certificate(s), I hereby agree that: If these certificate(s) are subsequently located, they will be tendered for cancellation. That I indemnify, protect, and hold harmless First Virginia Banks, Inc., Seaboard Surety, Registrar and Transfer Company, and any other party from and against all losses, expenses, costs, and damages, including legal fees that may be subjected to these parties at any time in the future as a result of the cancellation and replacement of the
certificate(s).    All  rights accruing to these parties will not be limited
by their negligence, breach of duty, accident, or other obligation on the part of or by any officer or employee of the parties.

     I acknowledge that the certificate(s) will be replaced under an insurance bond underwritten by Seaboard Surety Company (1.5% of the market value). I further acknowledge that any filing of an insurance application with materially false or misleading information is a fraudulent insurance act and may be considered a crime.



Sign Here: _______________________________  Co-Owner, if
any:______________________________


----------------------------------    ----------------------------------
   Special Issuance Instructions        Special Delivery Instructions

To be completed only if check         To be completed only if check
and/or certificate(s) for First       and/or certificate(s) for First
Virginia common stock are to be       Virginia common stock issued in the
issued in the name of and sent to     name of the undersigned are to be sent
someone other than the undersigned.   to someone other than the undersigned
                                      or to the undersigned at an address
                                      other than that shown above.

Issue and transmit check and/or       Transmit check and/or
First Virginia comon stock            First Virginia comon stock
certificate(s) to:                    certificate(s) to:

Name ______________________           Name ______________________
       (Please print)                        (Please print)

Address_____________________          Address_____________________

____________________________          ____________________________

____________________________          ____________________________
                Zip Code                              Zip Code

____________________________          ____________________________
Tax Identification No. or
Social Security No.                   Please attach additional sheets
                                      if necessary.

A Medallion Signature Guarantee       A Medallion Signature Guarantee
is required for this option.          is required for this option.
See Instruction 4.                    See Instruction 4.
--------------------------------------------------------------------------







--------------------------------------------------------------------------
                       MEDALLION SIGNATURE GUARANTEE
            (Required ONLY in cases specified in Instruction 4)

The undersigned hereby guarantees the signature(s) which appear on this cash election form and letter of transmittal.

 Signature(s) Guarantee:__________________________________________________


__________________________________________________________________________
     (Name of Firm Providing Medallion Signature Guarantee--Please Print)

__________________________________________________________________________
                       (Authorized Signature, Title)

  Date ___________________________

NOTE: IN THE EVENT THAT THE CHECK AND/OR CERTIFICATE(S) REPRESENTING FIRST VIRGINIA COMMON STOCK IS TO BE ISSUED IN EXACTLY THE NAME OF THE REGISTERED HOLDER AS INSCRIBED ON THE SURRENDERED JAMES RIVER STOCK CERTIFICATE(S), THE SURRENDERED CERTIFICATE(S) NEED NOT BE ENDORSED AND NO GUARANTEE OF THE SIGNATURE ON THIS ELECTION FORM AND LETTER OF TRANSMITTAL IS REQUIRED.
--------------------------------------------------------------------------



--------------------------------------------------------------------------
                                 SIGN HERE

     Important: Please also complete the included Substitute Form W-9.

__________________________________________________________________________

__________________________________________________________________________
                         (Signature(s) of Owner(s))

  (Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or by person(s) authorized to become registered holder(s) of certificates as evidenced by endorsement or stock powers transmitted herewith. If signed by an attorney, trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, the capacity of the person should be indicated.) (See Instruction 7)

  Date __________________________________________


  Name(s): ______________________________________________________________
                               (Please print)

  Capacity (Full Title): ________________________________________________

  Address:  _____________________________________________________________
  Area Code and
  Telephone Number: _____________________________________________________
--------------------------------------------------------------------------




--------------------------------------------------------------------------
                           GUARANTEE OF DELIVERY
                           (TO BE USED ONLY AS TO
                   CERTIFICATES NOT TRANSMITTED HEREWITH)
                            (SEE INSTRUCTION 18)

The undersigned (check applicable box),

[   ]  a member of a registered national securities exchange,

[   ]  a member of the National Association of Securities Dealers, Inc., or

[   ]  a commercial bank or trust company in the United States,

Guarantees to deliver to the Exchange Agent either all of the certificate(s) for shares of James River common stock to which this cash election form and letter of transmittal relates, or such of those certificates as are identified below, duly endorsed in blank or otherwise in form acceptable for transfer on the books of James River, no later than 5:00 P.M., New York City time, on the fifth NYSE trading day after the Election Deadline of June 27, 2001.


SHARES REPRESENTED BY
                                        Each Certificate (attach
Certificate No.                         additional list if necessary)

_________________________               ______________________
_________________________               ______________________
_________________________               ______________________
_________________________               ______________________
_________________________               ______________________
_________________________               ______________________


        ___________________________________________________________
        (Name of Firm Providing Guarantee of Delivery--Please Print)

                     __________________________________
                       (Authorized Signature, Title)

                     __________________________________
                     __________________________________
                                 (Address)

                  _______________________________________
                  (Daytime Area Code and Telephone Number)

  Date ___________________________
--------------------------------------------------------------------------




--------------------------------------------------------------------------
PAYER'S NAME: First Virginia Banks,  Inc.
--------------------------------------------------------------------------
                            Part 1-PLEASE PROVIDE YOUR
 SUBSTITUTE                 TIN IN THE BOX AT RIGHT     Social Security No
 Form  W-9                  AND CERTIFY BY SIGNING      OR
 (See Instruction 12)       AND DATING BELOW.           Employer Ident No
 Please fill in your name   ---------------------------------------------
 and address below.          Part 2--Certification--Under   Part 3--  [ ]
                             Penalties of Perjury,
                             I certify that:                Awaiting TIN [ ]
                             (1) The number shown on the
Name                         form is my correct Taxpayer
                             Identification Number (or I
                             am waiting for a number to
                             be issued to me) and
Address (number and street)
                             (2) I am not subject to backup
                             withholding because (a) I am exempt
City, State and Zip Code)    from backup withholding, or (b) I
Department of the Treasury   have not been notified by the Internal
Internal Revenue Service     Revenue Service ("IRS") that I     ------------
                             am subject to backup withholding           [ ]
Payer's Request for Taxpayer as a result of failure to report   Part 4--For
Identification Number (TIN)  all interest or dividends or (c)   Payee Exempt
                             the IRS has notified me that I     from Backup
                             am no longer subject to            Withholding
                             backup withholding.
                             -----------------------------------------------
                             Certification Instructions-You must cross out
                             Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out
                             Item (2). If you are exempt from backup
                             withholding, check the box in Part 4 above.

                             SIGNATURE__________________ DATE
---------------------------------------------------------------------------

NOTE:     FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP
WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.




         YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                  THE BOX IN PART 3 OF SUBSTITUTE FORM W-9


---------------------------------------------------------------------------
           CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

 I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or
(b) I intend to mail or deliver an application in the near future. I understand that until I provide a taxpayer identification number, 31% of all reportable dividend payments made to me will be withheld, but will be refunded if I provide a certified taxpayer identification number within 60 days. After the 60-day period has elapsed, 31% of all reportable payments will be withheld.




       Signature                              Date
---------------------------------------------------------------------------


Ladies and Gentlemen:

     The undersigned elects, as indicated herein, to have the specified number of the undersigned's shares of the $5.00 par value common stock of James River represented by the certificate(s) identified herein and enclosed herewith, or covered by a Guarantee of Delivery, converted at the effective time of the merger, for each share of James River common stock so designated, into the cash consideration.

     It is understood that the cash election is subject to the terms, conditions, and limitations set forth in the merger agreement and described in the proxy statement-prospectus.

     Checks for the cash consideration (and, as the case may be, stock certificates of First Virginia) will not be sent until the merger has been completed.

NOTE: THE TAX CONSEQUENCES OF A CASH ELECTION TO A HOLDER OF JAMES RIVER COMMON STOCK VARY FROM THE TAX CONSEQUENCES OF NOT MAKING A CASH ELECTION. FOR INFORMATION ON THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF MAKING A CASH ELECTION, SEE "DESCRIPTION OF THE MERGER - CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THE PROXY STATEMENT-PROSPECTUS. HOLDERS OF JAMES RIVER COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDERS, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW.

IMPORTANT: TO BE EFFECTIVE, THIS ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 10:00 A.M., SUFFOLK, VIRGINIA, ON JUNE 27, 2001, THE ELECTION DEADLINE. THE EXCHANGE AGENT WILL HAVE A REPRESENTATIVE AT THE JAMES RIVER SPECIAL MEETING TO ACCEPT YOUR CASH ELECTION FORM AND LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

     The undersigned authorizes and instructs you, as Exchange Agent, to deliver to First Virginia any certificate(s) delivered herewith and to receive on behalf of the undersigned, in exchange for the shares of James River common stock represented thereby, any check and/or any certificate(s) for shares of First Virginia common stock issuable to the undersigned pursuant to the merger. The consideration to be issued to the undersigned in the merger with respect to the shares of James River common stock identified herein and transmitted with this Cash Election Form and Letter of Transmittal, or covered by a Guarantee of Delivery, whether consisting of the cash consideration, shares of First Virginia common stock, or a combination thereof, is referred to as the "merger consideration."

     The cash election procedures, including the maximum aggregate cash to be paid by First Virginia in the merger, are set forth in the merger agreement and summarized in the proxy statement-prospectus under "THE MERGER - Cash Election Feature" and "THE MERGER - Procedures for Making Cash Election."
The merger agreement provides that First Virginia will only exchange for cash up to 40% of the shares of James River common stock that are outstanding immediately before we complete the merger.

     If First Virginia receives cash elections for more than this percentage of shares, the cash will be apportioned as follows:

     >stockholders who have elected to receive cash for all of their James
      River shares and who hold 100 or fewer James River shares will receive cash for all of their shares;

     >after the stockholders described in the preceding bullet point are paid their cash consideration, First Virginia will determine the number of remaining James River shares that may be exchanged for cash;

     >First Virginia will then calculate a ratio equal to the number of remaining James River shares that may be exchanged for cash divided by the total number of remaining shares for which James River stockholders made a cash election; and

     >First Virginia will then exchange for cash consideration that number of each electing stockholder's remaining shares subject to a cash election equal to the number of shares as to which the stockholder made an election multiplied by the ratio referred to in the preceding bullet point; and

     >the balance of shares not exchanged for cash will be exchanged for First Virginia common stock.

Therefore, you may not receive cash for all of the shares as to which you make a cash election.

The Exchange Agent reserves the right to deem that the undersigned has not made a valid cash election if:

(a) the undersigned fails to make either a "Cash Election for All Shares" or a "Cash Election for Less than All Shares" in which the undersigned specifies the number of shares covered by the election;

(b) the undersigned fails to follow the instructions on this cash election form and letter of transmittal (including failure to submit stock certificate(s), confirmation of a book-entry transfer of the shares at DTC or a Guarantee of Delivery) or otherwise fails to properly make a cash election;

(c) a completed cash election form and letter of transmittal (including submission of the holder's stock certificate(s), confirmation of a book-entry transfer of the shares at DTC or a Guarantee of Delivery) is not received by the Exchange Agent by the Election Deadline; or

(d) The undersigned returns this cash election form and letter of transmittal with a Guarantee of Delivery but does not deliver the stock certificate(s) representing the shares in respect of which the cash election is being made or confirmation of a book-entry transfer of the shares at DTC within five New York Stock Exchange ("NYSE") trading days after the Election Deadline.

     The undersigned hereby represents and warrants that the undersigned was the registered holder of the shares transmitted hereby on the date indicated in the execution block, with good title to the above-described shares and full power and authority (i) to sell, assign and transfer the shares represented by the enclosed certificate(s), transferred to the Exchange Agent by book entry transfer, or covered by a Guarantee of Delivery, free and clear of all liens, claims and encumbrances, and not subject to any adverse claims and (ii) to make the cash election indicated herein. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of such shares. The undersigned hereby irrevocably appoints the Exchange Agent, as agent of the undersigned, to effect the exchange. All authority conferred or agreed to be conferred in this cash election form and letter of transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

     It is understood that the undersigned will not receive the merger consideration until the undersigned has submitted any additional documents as the Exchange Agent may require. It is further understood that no interest will accrue on the merger consideration or on any dividends paid with respect thereto.

     Unless otherwise indicated under the Special Issuance Instructions box, in exchange for the certificate(s) covered by this cash election form and letter of transmittal, the undersigned requests that any check for the cash consideration, any certificate representing First Virginia common stock, and any check for any accrued dividends and/or cash instead of a fractional share that may be payable be issued to the undersigned. Similarly, unless otherwise indicated under the Special Delivery Instructions box, please mail any such check and/or certificate to the undersigned at the address shown above. In the event that both the Special Issuance Instructions box and the Special Delivery Instructions box are completed, please issue and mail such certificate and check to the person or entity so indicated at the address so indicated. Appropriate signature guarantees have been included with respect to shares for which Special Issuance Instructions and/or Special Delivery Instructions have been given.

     Registered holders of James River common stock who are nominees only may submit a separate cash election form and letter of transmittal for each beneficial holder for whom that registered holder is a nominee; provided, however, that at the request of First Virginia, that registered holder must certify to the satisfaction of First Virginia that the registered holder holds those shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for whom a cash election form and letter of transmittal is submitted will be treated as a separate holder of James River common stock, subject to the provisions concerning joint elections.

     Completing and returning this cash election form and letter of transmittal does not have the effect of casting a vote with respect to the adoption of the merger agreement and approval of the related transactions at the special meeting of James River stockholders.

                                INSTRUCTIONS

     This cash election form and letter of transmittal is to be completed and submitted to the Exchange Agent prior to the Election Deadline by those holders of James River common stock desiring to make a cash election.
Holders of James River common stock who do not complete and submit this cash election form and letter of transmittal prior to the Election Deadline cannot make a cash election. They will be deemed not to have made a cash election and will receive shares of First Virginia common stock in accordance with the exchange ratio set forth in the merger agreement and described in the proxy statement-prospectus. Until a registered holder's stock certificate(s) or confirmation of a book-entry transfer of the shares at DTC is received by the Exchange Agent at one of the addresses set forth on the front of this cash election form and letter of transmittal, together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, the holder will not receive the check representing the cash consideration. Notwithstanding the foregoing, checks for the cash consideration (and, as the case may be, stock certificates of First Virginia) will not be sent until the merger is completed.

    1. Time in Which to Make a Cash Election. For a cash election to be validly made, the Exchange Agent must receive, at one of the addresses set forth on the front of this cash election form and letter of transmittal, prior to the Election Deadline, this cash election form and letter of transmittal, properly completed and executed, and accompanied by the certificates representing, confirmation of a book-entry transfer at DTC of, or a Guarantee of Delivery covering, the James River common stock owned by that holder with respect to which a cash election is to be made. Any stockholder whose cash election form and letter of transmittal (or confirmation of book-entry transfer of the shares at DTC or Guarantee of Delivery) are not so received will be deemed not to have made a cash election. In the event shares of James River common stock covered by a Guarantee of Delivery are not received (or are not the subject of a confirmation of a book-entry transfer of the shares at DTC) by 5:00 P.M., New York City time, five NYSE trading days after the Election Deadline, the holder thereof will be deemed not to have made a cash election.

    2. Change or Revocation of Cash Election. A holder of James River common stock who has made a cash election may at any time prior to the Election Deadline change or revoke such holder's cash election by submitting to the Exchange Agent a revised cash election form and letter of transmittal (or a facsimile thereof), properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. If a holder elects to increase the number of shares to which such holder elects to receive cash, the revised cash election form and letter of transmittal must include any additional shares covered by the election and not previously submitted to the Exchange Agent. After the Election Deadline, a holder of James River common stock may not change or revoke his or her cash election and may not withdraw his or her certificate(s), if any, hereby submitted unless the merger agreement is terminated.

    3. Forms of Election by Nominees. Any registered holder of James River common stock who is a nominee for more than one beneficial owner (provided, however, that shares of James River common stock held on one account by joint owners will be deemed owned by one beneficial owner) must submit a separate cash election form and letter of transmittal for each distinct beneficial owner. Upon the request of First Virginia, such registered holder will be required to certify to the satisfaction of First Virginia that such registered holder holds those shares of James River common stock subject to a cash election as nominee for the beneficial owner covered by such cash election form and letter of transmittal and for no other beneficial owner(s).

    4. Guarantee of Signatures. No signature guarantee on this cash election form and letter of transmittal is required if this cash election form and letter of transmittal is signed by the registered holder of the shares surrendered herewith (unless such holder has completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the cash election form and letter of transmittal). IN ALL OTHER CASES, ALL OTHER SIGNATURES ON THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program (an "eligible institution"). Public notaries cannot execute acceptable guarantees of signatures.

    5. Delivery of Election Form and Letter of Transmittal and Certificates. The certificate(s), together with a properly completed and duly executed copy of this cash election form and letter of transmittal and any other documents required by this cash election form and letter of transmittal, should be delivered to the Exchange Agent at one of the addresses set forth on the letter of transmittal or the Exchange Agent's representative at the James River Special Meeting.

     The method of delivery of certificate(s) and any other required documents is at the election and risk of the owner. However, if certificate(s) are sent by mail, it is recommended that they be sent by certified mail, properly insured, with return receipt requested. Risk of loss and title of the certificate(s) shall pass only when actually received by the Exchange Agent or its representative.

     All questions as to the validity, form and eligibility of any cash election form and letter of transmittal or certificate surrendered hereunder will be determined by First Virginia (which may delegate power in whole or in part to the Exchange Agent) and such determination shall be final and binding. First Virginia reserves the right to waive any irregularities or defects in the surrender of any certificate(s). A surrender will not be deemed to have been made until all irregularities have been cured or waived. Neither First Virginia nor the Exchange Agent is under any obligation to provide notification of any defects in any election or in the deposit and surrender of any certificate(s) representing James River common stock.

     All cash elections will be considered in accordance with the terms and conditions of the merger agreement.

    6. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and the numbers of shares represented thereby should be listed on a separate schedule attached hereto.

    7. Signatures on Election Form and Letter of Transmittal, Stock Powers and Endorsements. If this cash election form and letter of transmittal is signed by the registered holder of the certificate(s) surrendered hereby, the signature must correspond exactly with the name written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

     If the certificate(s) surrendered hereby is owned of record by two or more joint owners, all such owners must sign this cash election form and letter of transmittal.

     If any surrendered shares are registered in different names on several certificate(s), it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

     When this cash election form and letter of transmittal is signed by the registered owner(s) of the certificate(s) listed and surrendered herewith, no endorsements of the certificate(s) or separate stock powers are required.

     If this cash election form and letter of transmittal is signed by a person other than the registered owner of the certificate(s) listed, such certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered owner or owners or a person with full authority to sign on behalf of the registered owner. Signatures on such certificate(s) or stock power(s) must be guaranteed by an eligible institution. See Instruction 4.

     If this cash election form and letter of transmittal or any certificate(s) or stock power(s) is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such persons must so indicate when signing, must give his or her full title in such capacity, and must provide evidence satisfactory to the Exchange Agent of his or her authority to so act. The Exchange Agent will not exchange any shares or deliver the merger consideration until all instructions herein are complied with.

    8. New Certificates in Same Name. If a cash election is not successfully made, or if a cash election for less than all of the shares represented by James River stock certificates submitted with this cash election form and letter of transmittal is made, and shares of James River common stock covered by this cash election form and letter of transmittal are converted into shares of First Virginia common stock as described above, but all certificates representing First Virginia common stock are to be registered in exactly the same name that appears on the certificate(s) being submitted with this cash election form and letter of transmittal, then the stockholder will not be required to endorse the certificate(s) submitted herewith.

    9. New Certificates in Different Name. If a cash election is not successfully made, or if a cash election for less than all of the shares represented by James River stock certificates submitted with this cash election form and letter of transmittal is made, and shares of James River common stock covered by this cash election form and letter of transmittal are converted into shares of First Virginia common stock as described above, and any certificate representing First Virginia common stock is to be registered in other than exactly the name that appears on the certificate(s) representing the shares being submitted with this cash election form and letter of transmittal, the certificate(s) being submitted herewith must be endorsed, or accompanied by an appropriate signed stock power, and the signatures appearing on such endorsement(s) or stock power(s) and on this cash election form and letter of transmittal must be guaranteed by an Eligible Institution. In such case the "Special Issuance Instructions" box on this cash election form and letter of transmittal must be completed and the signature(s) on this cash election form and letter of transmittal must be guaranteed as herein specified..

    10. Special Issuance and Delivery Instructions. Indicate on the "Special Issuance Instructions" box the name and address of the person(s) to whom the certificate and/or check constituting the merger consideration are to be issued if different from the name and address of the person(s) signing this cash election form and letter of transmittal. Indicate on the "Special Delivery Instructions" box the name and address of the person(s) to whom the certificate and/or check constituting the merger consideration are to be sent if different from the name and address of the person(s) signing this cash election form and letter of transmittal. Filling in the "Special Issuance Instructions" box or the "Special Delivery Instructions" box will NOT change your address for dividends and other mailings.

    11. Substitute Form W-9. Each surrendering stockholder is required to provide the Exchange Agent with such holder's correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, and to certify whether the stockholder is subject to backup withholding. Failure to provide such information on the Substitute Form W-9 may subject the surrendering stockholder to federal income tax withholding at a rate of 31% on payments made to such surrendering stockholder with respect to the shares. If such holder is an individual, the TIN is his or her social security number. A holder must cross out item (2) in Part 2 of Substitute Form W-9 if such holder is subject to backup withholding. The box in Part 3 of the Substitute Form W-9 should be checked if the surrendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the surrendering holder must also complete the Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. If you have checked the box in Part 3 and do not provide the Exchange Agent with a properly certified TIN within 60 days, the Exchange Agent will withhold 31% on reportable payments made thereafter until a properly certified TIN is received by the Exchange Agent. See "Important Tax Information."

    12. Lost or Destroyed Certificates. If your certificate(s) have been lost or destroyed, please complete the Affidavit for Lost Stock
Certificate(s) on the cash election form and letter of transmittal. You cannot make a cash election without submitting a James River stock certificate or an affidavit for lost stock certificate(s) or a guarantee of delivery (as required for brokers and banks in Instruction 17).

    13. Voting Rights and Dividends. Holders of James River common stock will continue to have the right to vote and to receive all dividends paid on all shares of James River common stock deposited by them with the Exchange Agent until the merger becomes effective. If any shares of James River common stock covered by this cash election form and letter of transmittal are converted into shares of First Virginia common stock as described above, you will receive (without interest) any dividends declared on the First Virginia common stock with a record date after the effective date of the merger.

    14. Information and Additional Copies. Information and additional copies of this cash election form and letter of transmittal may be obtained from the Exchange Agent by writing to the address or calling (800) 525-7686.

    15. Indication of Certificate Numbers and Shares. This cash election form and letter of transmittal should indicate the certificate number(s) of the certificate(s) representing the James River common stock covered hereby and the number of shares represented by each certificate. If certificates representing shares of James River common stock covered by this cash election form and letter of transmittal are to be delivered by a Guarantee of Delivery, the certificate number(s) of the certificates representing the James River common stock covered hereby and the number of shares represented by each certificate may be provided on the Guarantee of Delivery.

    16. Non-Consummation of Merger. Consummation of the merger is subject to the approval of the stockholders of James River and to the satisfaction of certain other conditions. No payments of the merger consideration related to any surrender of the certificate(s) will be made prior to the consummation of the merger, and no payments of the merger consideration will be made to stockholders if the merger agreement is terminated. If the merger agreement is terminated, all cash elections will be void and of no effect and certificates submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

    17. Guarantee of Delivery. Holders of James River common stock whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent or cannot complete the procedure for delivery of James River common stock by book-entry transfer into the Exchange Agent's account at DTC prior to the Election Deadline, may deliver their James River common stock by properly completing and duly executing a Guarantee of Delivery if (1) the Guarantee of Delivery is made by or through an entity that participates in a Medallion Signature Guaranty Program, such as a participating member of a registered national securities exchange, a participating member of the National Association of Securities Dealers, Inc. or by a participating commercial bank or trust company in the United States, referred to above as an eligible institution,
(2) prior to the Election Deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery, as provided herein, together with a properly completed and duly executed cash election form and letter of transmittal and any other documents required by the cash election form and letter of transmittal, and (3) the certificates for all the James River common stock covered by the Guarantee of Delivery, in proper form for transfer (or confirmation of a book-entry transfer of such James River common stock into the Exchange Agent's account at DTC), are received by the Exchange Agent within five NYSE trading days after the Election Deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed not to have made a cash election with respect to those shares covered by the Guarantee of Delivery.

    18. Cash Election for Less than All Shares. In the event that you make a cash election for less than all of the shares of James River common stock covered by the certificate(s) submitted with this cash election form and letter of transmittal or by a Guarantee of Delivery, the shares of James River common stock described in "Description Of Shares Of James River Common Stock Enclosed" with respect to which no cash election is made will, upon completion of the merger, be converted into shares of First Virginia common stock at the exchange ratio set forth in the merger agreement. If you have properly submitted your James River stock certificates with this cash election form and letter of transmittal, it will not be necessary for you to take any further action to receive certificate(s) for such First Virginia common stock.



                         IMPORTANT TAX INFORMATION

    Under federal income tax laws, a holder who receives payments pursuant to the merger of James River with and into First Virginia is required by law to provide the Exchange Agent (as payer) with such holder's correct TIN on Substitute Form W-9. If such holder is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, a $50 penalty may be imposed on the holder by the Internal Revenue Service, and payment of cash merger consideration may be subject to backup withholding.

    Certain holders (including, among others, all corporations and certain foreign individuals) are exempt from these backup withholding and reporting requirements. Exempt holders should indicate their exempt status by checking the box in Part 4 of Substitute Form W-9. In order for a foreign individual to qualify as an exempt recipient, such individual must complete a statement, signed under penalties of perjury, attesting to such individual's exempt status. Forms of such statements may be obtained from the Exchange Agent. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitution Form W-9" for additional instructions.

    If backup withholding applies, the Exchange Agent is required to withhold 31% of any payments made to the holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

    Purpose of Substitute Form W-9

    To prevent backup withholding on payments made with respect to shares, the holder is required to notify the Exchange Agent of such holder's correct TIN by completing the Substitute Form W-9, certifying that the TIN provided on the form is correct (or that such holder is awaiting a TIN) and certifying that (a) such holder is exempt from backup withholding, (b) such holder has not been notified by the Internal Revenue Service that the holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the Internal Revenue Service has notified such holder that such holder is no longer subject to backup withholding.